As filed with the Securities and Exchange Commission on December 29, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

CITIZENS COMMUNITY BANCORP

(Exact name of registrant as specified in its charter)

United States of America (State or other jurisdiction of incorporation or organization)	6035 (Primary Standard Industrial Classification Code Number)	Applied for (I.R.S. Employer Identification No.)

2174 Eastridge Center, Eau Claire, Wisconsin 54701
(715) 836-9994

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James G. Cooley, President and Chief Executive Officer
Citizens Community Bancorp
2174 Eastridge Center
Eau Claire, Wisconsin 54701
(715) 836-9994

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Martin L. Meyrowitz, PC
Beth A. Freedman, Esq.
SILVER, FREEDMAN & TAFF, L.L.P.
(a limited liability partnership including professional corporations)
1700 Wisconsin Avenue, NW
Washington, DC 20007
(202) 295-4500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

              If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $.01 per shares	978,650 shares	$10.00	$9,786,500	$793.00(1)

(1) Estimated solely for the purpose of calculating the registration fee.

               The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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PROSPECTUS
Up to 851,000 Shares of Common Stock

CITIZENS COMMUNITY BANCORP
(Proposed Holding Company for Citizens Community Federal)

            Citizens Community Bancorp is being formed to own all of the common stock of Citizens Community Federal. The shares being offered to the public in this prospectus will represent less than half of the outstanding common stock of Citizens Community Bancorp. More than half of the outstanding common stock will be given to Citizens Community MHC, a mutual holding company controlled by the members of Citizens Community Federal.

TERMS OF THE OFFERING
	Minimum	Maximum

Per Share Price	$10.00	$10.00
Number of Shares	629,000	851,000
Underwriting Commission and other Expenses	$531,000	$561,000
Net Proceeds to Citizens Community Bancorp	$5,759,000	$7,949,000
Net Proceeds Per Share	$9.16	$9.34

            We may sell up to 978,650 shares because of regulatory considerations or changes in market or economic conditions without the resolicitation of subscribers. This investment involves a degree of risk, including the possible loss of principal.

Please refer to "Risk Factors" beginning on page 10 of this document.

            These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

            Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any other federal agency or state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

            We are offering the common stock on a best efforts basis, subject to certain conditions. Keefe, Bruyette & Woods, Inc. will assist us in our selling efforts. Keefe, Bruyette & Woods, Inc. is not obliged to purchase any shares in the offering. Purchasers will not pay commissions in connection with the sale of common stock in the offering. If we do not receive orders for the minimum number of shares offered, the offering will be terminated. This offering is expected to terminate at 12:00 Noon, Eau Claire, Wisconsin time, on _______________, 2004. We may extend this expiration date without notice to you, until _______________, 2004, unless the Office of Thrift Supervision approves a later date. The minimum purchase is 25 shares. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond _______________, 2004. If the offering is extended beyond _______________, 2004, subscriptions will be refunded with interest at our passbook savings rate, and we will be required to resolicit subscriptions received in the offering. The offering must be completed or terminated by ________________, 2006. Funds received prior to the completion of the offering will be held in an account at Citizens Community Federal and will bear interest at our passbook savings rate. If the offering is terminated, subscribers will have their funds returned promptly, with interest.

KEEFE, BRUYETTE & WOODS, INC.

The date of this prospectus is _______________________, 2004

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[MAP of Registrant's market area to be produced here.]

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SUMMARY

            This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire document carefully, including the financial statements and the notes to the financial statements.

The Companies:

Citizens Community Bancorp
2174 Eastridge Center
Eau Claire, Wisconsin 54701
(715) 836-9994

            Citizens Community Bancorp will be the mid-tier holding company for Citizens Community Federal when our change in structure is complete. It is not currently an operating company and has not engaged in any business to date.

Citizens Community Federal
2174 Eastridge Center
Eau Claire, Wisconsin 54701
(715) 836-9994

            Citizens Community Federal is a federal mutual savings association. At September 30, 2003, we had total assets of $130.4 million, deposits of $115.0 million, and retained earnings of $11.0 million. We are changing our structure by becoming a stock savings bank.

            We are a community-oriented savings bank serving primarily the metropolitan area of Eau Claire, Wisconsin, through nine full service banking offices. We emphasize residential mortgage lending, primarily originating one- to four-family mortgage loans and, to a lesser extent, consumer lending.

Citizens Community MHC
2174 Eastridge Center
Eau Claire, Wisconsin 54701
(715) 836-9994

            Upon completion of our change in structure and the stock offering, Citizens Community MHC will own more than half of the outstanding shares of Citizens Community Bancorp. Persons who had membership rights in Citizens Community Federal as of the date of the change in structure will have these rights automatically exchanged for identical rights in Citizens Community MHC after the change in structure.

            Citizens Community MHC is not expected to engage in any business activity other than holding more than half of the shares of Citizens Community Bancorp and investing any funds retained by it.

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The Stock Offering

            Reorganization into a Mutual Holding Company. We do not have stockholders in our current mutual form of ownership. Our depositors currently have the right to vote on certain matters such as the election of directors and a mutual holding company reorganization. The reorganization is a series of transactions by which we will convert our corporate structure from our current status as a mutual savings bank to the mutual holding company form of ownership. Following the reorganization, Citizens Community Federal will become a federal stock savings bank subsidiary of Citizens Community Bancorp. Citizens Community Bancorp will be a majority-owned subsidiary of Citizens Community MHC. Our members will become members of Citizens Community MHC, and will continue to have the same voting rights in Citizens Community MHC as they have in Citizens Community Federal. As a federal stock savings bank, we will continue to be subject to the regulation and supervision of the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

            We are offering between 629,000 and 851,000 shares of Citizens Community Bancorp at $10.00 per share. Because of changes in financial market conditions before we complete the stock offering, the offering may increase to 978,650 shares with the approval of the Office of Thrift Supervision without any notice to you. If so, you will not have the chance to change or cancel your stock order.

            Keefe, Bruyette & Woods, Inc. will assist us in selling the stock. For further information about Keefe, Bruyette & Woods, Inc.'s role in the offering, see "Our Corporate Change and Stock Offering - Marketing Arrangements."

How We Determined the Offering Range and the $10.00 Price Per Share

            The independent appraisal by RP Financial, LC., dated as of December 12, 2003, established the offering range. This appraisal was based on our financial condition and operations and the effect of the additional capital raised in this offering. The $10.00 price per share was determined by our board of directors and is the price most commonly used in stock offerings involving reorganizations of mutual savings institutions.

            The appraisal incorporated an analysis of a peer group of publicly traded thrift institutions and mid-tier thrift holding companies that RP Financial considered to be comparable to Citizens Community Federal. This analysis included an evaluation of the average and median price-to-earnings and price-to-book value ratios indicated by the market prices of the peer companies. RP Financial applied the peer group's pricing ratios, as adjusted for certain qualitative valuation factors to account for differences between Citizens Community Federal and the peer group, to Citizens Community Federal's pro forma earnings and book value to derive the estimated pro forma market value of Citizens Community Federal.

            RP Financial has estimated that as of December 12, 2003 the pro forma market value of Citizens Community Bancorp ranged from a minimum of $6,290,000 to a maximum of $8,510,000. Based on this valuation and the $10.00 per share price, the number of shares of common stock being issued by Citizens Community Bancorp will range from 629,000 shares to

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851,000 shares. The $10.00 price per share was selected primarily because $10.00 is the price per share most commonly used in stock offerings involving reorganizations of mutual savings institutions.

            The following table presents a summary of selected pricing ratios for the peer group companies, on a fully-converted basis, and the resulting pricing ratios for Citizens Community Federal. Compared to the average pricing of the peer group, Citizens Community Federal's pro forma pricing ratios at the maximum of the offering range indicated a premium of 73% on a price-to-earnings basis and a discount of 22% on a price-to-book basis. The estimated appraised value and the resulting premium/discount took into consideration the potential financial impact of the reorganization.

	Pro Forma price to earnings multiple	Fully Converted Equivalent Pro Forma price to book value ratio
Citizens Community Federal
Maximum	47.71x	77.14%
Minimum	33.73x	69.05%

Valuation of peer group companies as of 12/12/2003
Averages	27.57x	98.68%
Medians	26.25x	99.53%

The independent appraisal does not indicate market value. Do not assume or expect that the valuation of Citizens Community Bancorp as indicated above means that the common stock will trade at or above the $10.00 purchase price after the reorganization.

            The independent appraisal will be updated before we complete the reorganization. Any changes in the appraisal would be subject to Office of Thrift Supervision approval. The estimated pro forma market value of Citizens Community Bancorp may be increased by up to 15%, up to $9,786,500. See "Pro Forma Data."

Terms of the Offering

            We are offering the shares of common stock in a subscription offering to those with subscription rights in the following order of priority:

            (1)            Depositors who held at least $50 with us on December 31, 2001.

            (2)            The Citizens Community Bancorp employee stock ownership plan.

            (3)            Depositors who held at least $50 with us on December 31, 2003.

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            (4)            Depositors of Citizens Community Federal at the close of business on _________________, 2004.

            (5)            Citizens Community Federal's directors, officers and employees.

            Shares of common stock not subscribed for in the subscription offering will be offered to the general public in a direct community offering and, if necessary, a public offering. See pages ____ to ___. The direct community offering, if any, shall begin at the same time as, during or promptly after the subscription offering.

Termination of the Offering

            The subscription offering will end on ___________, 2004. If all of the shares are not subscribed for and we do not get orders for the remaining shares by ___________, 2004, we will either:

            (1)            promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or

            (2)            extend the offering, if allowed, and give you notice of the extension and of your rights to cancel or change your order. If we extend the offering and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us.

How We Will Use the Proceeds Raised From the Sale of Common Stock

            We intend to use the net proceeds received from the stock offering as follows:

$3,027,820	Retained by Citizens Community Bancorp in short-term investments for general corporate purposes
946,680	Employee stock ownership plan loan
3,974,500	Used to buy the stock of Citizens Community Federal
$7,949,000	Net proceeds from stock offering at the maximum of the offering range

            We may use the net proceeds to invest in mortgage-related and investment securities, to finance the possible acquisition of other financial institutions or financial service businesses, to pay dividends or for other general corporate purposes, including repurchasing shares of our common stock. Citizens Community Federal may use the proceeds it receives to make loans, to purchase securities, to expand its banking franchise internally or through acquisitions, and for general corporate purposes. See "How We Intend to Use the Proceeds from the Offering."

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We Plan to Pay a Quarterly Cash Dividend

            We currently plan to pay a quarterly cash dividend with an annualized rate of $0.20 per share, starting one quarter after the completion of our change in structure and stock offering. Based on our earnings history and the proceeds from the stock offering, we believe we will have the financial ability to pay this dividend. Future dividends are not guaranteed and will depend on our ability to pay them. We will not pay or take any steps to pay a tax-free dividend which qualifies as a return of capital for one year following the stock offering. See page ____.

Market for Common Stock

            We anticipate that the common stock sold in the offering will be traded and quoted on the OTC Electronic Bulletin Board. Keefe, Bruyette & Woods, Inc. has indicated its intention to register to trade our stock, will assist us in identifying other firms to do the same and may solicit potential buyers and sellers to match, buy and sell orders, but it is under no obligation to do so.

Benefits to Management from the Offering

            We intend to establish the Citizens Community Bancorp employee stock ownership plan which will purchase a number of shares equal to 8% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal. A loan from Citizens Community Bancorp to the plan, funded by a portion of the proceeds from this offering, will be used to purchase these shares. If shares are not available for purchase by the employee stock ownership plan in the subscription offering, then the plan will purchase the shares in the open market. The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan.

            We also intend to adopt a stock option plan and a restricted stock plan for the benefit of directors, officers and employees, subject to stockholder approval. If we adopt the restricted stock plan, some of these individuals will be awarded stock at no cost to them. As a result, both the employee stock ownership plan and the restricted stock plan will increase the voting control of management without a cash outlay.

            The following table presents the total value of the shares of common stock, at the maximum of the offering range, which would be acquired by the employee stock ownership plan and the total value of all shares to be available for award and issuance under the restricted stock plan. The table assumes that the value of the shares is the same as the purchase price in the offering. The table does not include a value for the options because the price paid for the option shares will be equal to the fair market value of the common stock on the day that the options are granted. As a result, financial gains can be realized under an option only if the market price of the common stock increases.

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	Estimated Value of Shares	Percentage of Shares Sold in the Offering

Employee Stock Ownership Plan	$ 947,000	11.12%
Restricted Stock Awards	473,000	5.56
Stock Options	---	10.00
Total	$1,420,000	26.68%

            Citizens Community Federal has existing employment agreements with five of its executive officers. These agreements will not be modified as a result of the reorganization.

            For a further discussion of benefits to management, see "Management."

How to Purchase Common Stock

            Note: Once we receive your order, you cannot cancel or change it without our consent. If Citizens Community Bancorp intends to sell fewer than 629,000 shares or more than 978,650 shares, all subscribers will be notified and given the opportunity to change or cancel their orders. If you do not respond to this notice, we will return your funds promptly with interest.

            If you want to subscribe for shares you must complete an original stock order form and drop it off at any Citizens Community Federal branch office or send it, together with full payment or withdrawal authorization, to Citizens Community Federal in the postage-paid envelope provided. You must sign the certification that is part of the stock order form. We must receive your stock order form before the end of the offering period.

            You may pay for your subscriptions:

            (1)            by personal check, official bank check or money order made payable to Citizens Community Bancorp;

            (2)            by authorizing us to withdraw money from your deposit account(s), including certificates of deposit, maintained at Citizens Community Federal. To use funds in an individual retirement account at Citizens Community Federal, you must transfer your account to an unaffiliated institution or broker. Please contact the Stock Information Center as soon as possible for assistance; or

            (3)            in cash, if delivered in person at any full-service banking office of Citizens Community Federal, although we request that you exchange cash for a check with any of our tellers.

The Amount of Stock You May Purchase

            The minimum purchase is 25 shares. Generally, you may purchase no more than 10,000 shares of common stock offered in any single priority category. The number of shares of

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common stock which you may purchase together with associates or persons acting in concert is 25,000 shares or $250,000. Your associates are the following persons:
  persons on joint accounts with you;

  relatives living in your house;

  companies, trusts or other entities in which you have a controlling interest or hold a position; or

  other persons who may be acting together with you.
We may decrease or increase the maximum purchase limitation without notifying you. For additional information, see "The Reorganization and Stock Issuance - Limitations on Stock Purchases" at pages __ to __.

Tax Consequences of the Reorganization

            Citizens Community Federal has received an opinion of its special counsel, Silver, Freedman & Taff, L.L.P., that:
  the reorganization will qualify as a tax free reorganization; and

  no gains or loss will be recognized for federal income tax purposes by Citizens Community Federal or Citizens Community Bancorp as a result of the reorganization.

  members of Citizens Community Federal receiving subscription rights are not expected to have any gain or loss resulting from their receipt of subscription rights.
            For further discussion of the tax consequences of the reorganization, see "Citizens Community Federal's Reorganization - Tax Effects of the Reorganization."

Purchases of Common Stock by Citizens Community Federal Officers and Directors

            Citizens Community Federal's directors and executive officers intend to subscribe for 120,000 shares regardless of the number of shares sold in the offering. This number equals 14.1% of the 851,000 shares that would be issued at the maximum of the offering range. If fewer shares are issued in the reorganization, then officers and directors will own a greater percentage of Citizens Community Bancorp. Directors and executive officers will pay the same $10.00 per share price for these shares as everyone else who purchases shares in the reorganization.

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Stock Information Center

            If you have any questions regarding the offering or our change in structure, please call the Stock Information Center at (_____) _____-_______.

            Citizens Community Federal has a website (http://www.citizenscommunityfederal.net). Upon completion of the subscription offering on ______________, 2004, the website will provide updates on the status of the offering.

Subscription Rights

            Subscription rights are not allowed to be transferred and we will act to ensure that you do not transfer your subscription rights. We will not accept any stock orders that we believe involve the transfer of subscription rights.

Important Risks in Owning Citizens Community Bancorp's Common Stock

            Before you decide to purchase stock, you should read the "Risk Factors" section on pages ____ to ____ of this document.

RISK FACTORS

            You should consider these risk factors, in addition to the other information in this prospectus, before deciding whether to make an investment in this stock.

Our loan portfolio possesses increased risk due to our substantial number of consumer loans.

            Our consumer loans accounted for approximately 38.5% of our total loan portfolio as of September 30, 2003. Generally, we consider these types of loans to involve a higher degree of risk compared to first mortgage loans on one- to four-family, owner-occupied residential properties. Because of our emphasis on consumer lending, it may become necessary to increase the level of our provision for loan losses, which could hurt our profits. For further information concerning the risks associated with consumer loans, see "Business of Citizens Community Federal - Lending Activities" and "- Asset Quality."

Rising interest rates may hurt our profits.

            To be profitable, we have to earn more money in interest we receive on loans and investments we make than we pay to our depositors and lenders in interest. If interest rates rise, our net interest income could be negatively affected if interest paid on interest-bearing liabilities, such as deposits and borrowings, increases more quickly than interest received on interest-earning assets, such as loans. This would cause income to go down. In addition, rising interest rates may hurt our income because they may reduce the demand for loans. For a further discussion of how changes in interest rates could impact us, see "Management's Discussion and

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Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk."

Our use of proceeds from this offering to buy U.S. government and federal agency securities, mortgage-backed securities and deposits in financial institutions could increase our risk that changes in market interest rates will result in lower income.

            We intend to use the net proceeds from the stock sale to purchase U.S. government and federal agency securities, mortgage-backed securities and deposits in financial institutions with interest rates that fluctuate with the general trends in the U.S. bond market. These rates could decrease, causing us to earn less on these assets in the future.

Strong Competition Within Our Market Area May Limit Our Growth and Profitability.

            Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than we do and may offer certain services that we do not or cannot provide. Our profitability depends upon our continued ability to successfully compete in our market.

Citizens Community MHC will own more than half of the stock of Citizens Community Bancorp. This means that Citizens Community MHC will have enough votes to control what happens on most matters put to a vote of stockholders.

            Citizens Community MHC is required by the Office of Thrift Supervision to own more than half of the common stock of Citizens Community Bancorp. The board of directors of Citizens Community MHC will have the power to vote this stock. Members of Citizens Community Federal, who elect the board of Citizens Community MHC, have generally assigned this right to the board. Therefore, the board of Citizens Community MHC will control the results of most matters put to a vote of stockholders of Citizens Community Bancorp. We cannot assure you that the votes cast by Citizens Community MHC will be in your personal best interests. For more information regarding your lack of voting control over Citizens Community Bancorp, see "Citizens Community MHC" and "Restrictions on Acquisition of Citizens Community Bancorp and Citizens Community Federal."

After the change in structure and stock offering, our net income-to-equity ratio will be low compared to other companies and our compensation expenses will increase. This could negatively impact the price of our stock.

            The proceeds we will receive from the sale of our common stock will significantly increase our capital and it will take us time to fully use it in our business operations. Our compensation expenses will also increase because of the costs associated with the employee stock ownership and stock-based incentive plans. Therefore, we expect our return on equity to be below our historical level and less than our regional and national peers. This low return on

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equity could hurt our stock price. We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers. For further information regarding pro forma income and expenses, see "Pro Forma Data."

We intend to grant stock options and restricted stock to the board and management following the change in structure and stock offering which could further reduce your voting control.

            If approved by a vote of the stockholders, excluding the shares owned by Citizens Community MHC, we intend to establish a stock option plan with a number of shares equal to 10% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on the RP Financial appraisal, and a restricted stock plan with a number of shares equal to 4% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on the RP Financial appraisal, worth $473,340 at the purchase price and assuming the maximum of the estimated offering range, for the benefit of directors, officers and employees of Citizens Community Bancorp and Citizens Community Federal. Stock options are paid for by the recipient in an amount equal to the fair market value of the stock on the date of the grant. This payment is not made until the option is actually exercised by the recipient. Restricted stock is a bonus paid in the form of stock rather than cash, and is not paid for by the recipient. Awards under these plans will reduce the voting control of all stockholders. For further discussion regarding these plans, see "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

Holders of Citizens Community Bancorp common stock may not be able to sell their shares when desired if a liquid trading market does not develop or for $10.00 or more per share even if a liquid trading market develops.

            We have never issued common stock to the public. Consequently, there is no established market for the common stock. We expect our common stock to be traded and quoted on the OTC Electronic Bulletin Board. We cannot predict whether a liquid trading market in shares of Citizens Community Bancorp's common stock will develop or how liquid that market might become. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop and may not be able to sell them at a price equal to or above $10.00 per share even if a liquid trading market develops.

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SELECTED FINANCIAL AND OTHER DATA

            The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended September 30 is derived from our audited financial statements. The following information is only a summary and you should read it in conjunction with our financial statements and notes beginning on page F-2.

	September 30,
	2003	2002	2001	2000	1999
	(In Thousands)
Selected Financial Condition Data:
Total assets	$130,400	$115,257	$108,083	$98,750	$97,813
Loans receivable, net	123,107	104,091	93,618	90,935	81,590
Interest-bearing certificates
of deposit	--	1,485	6,931	720	9,392
Deposits	114,963	104,429	98,128	89,336	89,177
Total borrowings	--	--	--	--
Retained earnings	10,991	10,393	9,729	9,169	8,391

	Year Ended September 30,
	2003	2002	2001	2000	1999
	(In Thousands)
Selected Operations Data:
Total interest income	$8,880	$8,493	$8,822	$8,123	$7,392
Total interest expense	3,178	3,859	4,844	4,148	3,994
/Net interest income	5,702	4,634	3,978	3,976	3,398
Provision for loan losses	406	375	230	202	161
Net interest income after provision for loan
losses	5,296	4,259	3,748	3,774	3,237
Fees and service charges	1,009	821	782	660	494
Gain (loss) on sales of loans, mortgage-backed
securities and investment securities	--	--	--	--	--
Other non-interest income	323	286	218	273	230
Total non-interest income	1,332	1,107	1,000	933	724
Total non-interest expense	5,641	4,675	4,189	3,928	3,302
Income before taxes	987	691	559	779	659
Income tax provision(1)	390	27	--	--	--
Net income	$ 597	$ 664	$ 559	$ 779	$ 659

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Selected Financial Ratios and Other Data
	September 30,
	2003	2002	2001	2000	1999
Performance Ratios
ROA (ratio of net income to average total assets)	0.49%	0.60%	0.54%	0.79%	0.71%
Return on assets, net of tax(1)	0.49%	0.37%	0.33%	0.48%	0.43%
Return on equity (ratio of net income to average
equity)	5.59%	6.61%	5.92%	8.87%	8.17%
Return on equity, net of tax(1)	5.59%	4.15%	3.58%	5.36%	4.95%
Interest rate spread information
Average during period	4.80%	4.30%	3.99%	4.25%	3.79%
End of period	4.82%	4.74%	3.88%	4.43%	3.83%
Net interest margin	4.90%	4.39%	4.14%	4.38%	3.85%
Ratio of operating expense to average total assets	4.59%	4.19%	4.05%	4.00%	3.56%
Ratio of average interest-bearing assets to
average interest bearing liabilities	1.05%	1.03%	1.03%	1.11%	1.05%

Quality Ratios
Non-performing assets to total assets at end
of period	0.43%	0.53%	0.37%	0.40%	0.39%
Allowance for loan losses to non-performing
loans	82.92%	65.36%	75.74%	84.09%	83.80%
Allowance for loan losses to net loans	0.38%	0.34%	0.33%	0.37%	0.33%

Capital Ratios
Equity to total assets at end of period	8.43%	9.02%	9.00%	9.29%	8.58%
Average equity to average assets	8.70%	9.01%	9.14%	8.93%	8.68%

Other Data
Number of full-service offices	8	7	6	6	4

_________________
(1)            Until its conversion to a federally chartered mutual savings bank on December 10, 2001, Citizens Community Federal was a credit union, exempt from federal and state income taxes. Had Citizens Community Federal been subject to federal and state income taxes for the fiscal years ended September 30, 2002, 2001, 2000 and 1999, income tax expense would have been approximately $273,000, $221,000, $308,000 and $260,000, respectively, and net income would have been approximately $418,000, $338,000, $471,000 and $399,000, respectively.

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CITIZENS COMMUNITY BANCORP

            After completing our change in structure and the stock offering, we will appear as shown below:

DEPOSITORS OF CITIZENS COMMUNITY FEDERAL WITH MEMBERSHIP RIGHTS
Public Shares
CITIZENS COMMUNITY MHC	MINORITY STOCKHOLDERS
| 64.76% of the | common stock	| 35.24% of the | common stock
CITIZENS COMMUNITY BANCORP
| 100% of the | common stock
CITIZENS COMMUNITY FEDERAL

            Citizens Community Bancorp will be incorporated under Federal law to hold all of the stock of Citizens Community Federal. Citizens Community Bancorp has applied for the approval of the Office of Thrift Supervision to become a savings and loan holding company and will be subject to regulation by that agency. After we complete the stock sale, Citizens Community Bancorp will be a unitary savings and loan holding company. See "How We are Regulated - Citizens Community Bancorp." Citizens Community Bancorp will have no significant assets other than all of the outstanding shares of common stock of Citizens Community Federal, the $3.03 million of the net proceeds it keeps and its loan to The Citizens Community Bancorp employee stock ownership plan. Citizens Community Bancorp will have no significant liabilities. See "How We Intend to Use the Proceeds." Initially, the management of Citizens Community Bancorp and Citizens Community Federal will be substantially the same and Citizens Community Bancorp will use the offices of Citizens Community Federal. Citizens Community Bancorp intends to utilize the support staff of Citizens Community Federal from time to time and will pay Citizens Community Federal for this expense. If Citizens Community Bancorp expands or changes its business in the future, we may hire our own employees.

            We believe the proposed mutual holding company structure will give us more flexibility to change our business activities by forming new companies which we own, or by buying other companies, including other financial institutions and financial services companies. We do not have any current plans to do these things. Citizens Community Bancorp intends to pay for its business activities with the proceeds it keeps from the stock sale and the money we earn from investing the proceeds, as well as from dividends from Citizens Community Federal. See "Our Policy Regarding Dividends."

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            The principal executive offices of Citizens Community Bancorp will be located at 2174 Eastridge Center, Eau Claire, Wisconsin 54701, and its telephone number will be (715) 836-9994.

CITIZENS COMMUNITY FEDERAL

            Citizens Community Federal is a federally chartered and insured mutual savings institution with nine full service offices. At September 30, 2003, Citizens Community Federal had total assets of $130.4 million, total deposits of $115.0 million and retained earnings of $11.0 million. For more information regarding the business and operations of Citizens Community Federal, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of Citizens Community Federal."

            Citizens Community Federal is examined and regulated by the Office of Thrift Supervision, its primary federal regulator. Citizens Community Federal is also regulated by the FDIC. Citizens Community Federal is required to have certain reserves set by the Federal Reserve Board and is a member of the Federal Home Loan Bank of Chicago, which is one of the 12 regional banks in the Federal Home Loan Bank System.

            The executive offices of Citizens Community Federal are located at 2174 Eastridge Center, Eau Claire, Wisconsin 54701, and its telephone number is (715) 836-9994.

CITIZENS COMMUNITY MHC

            As part of the restructuring of Citizens Community Federal pursuant to the Plan of Reorganization and Stock Issuance Plan, Citizens Community Federal will organize the Citizens Community MHC as a federal mutual holding company. Persons with membership or liquidation rights in Citizens Community Federal as of the date of the reorganization will continue to have these rights in Citizens Community MHC after the reorganization as long as they remain depositors of Citizens Community Federal. Members of Citizens Community MHC, consisting solely of depositors of Citizens Community Federal, will have the authority to elect the board of directors of Citizens Community MHC.

            Citizens Community MHC's principal assets will be the shares of common stock, par value $.01 per share, of Citizens Community Bancorp received in the reorganization and $100,000 contributed by Citizens Community Federal as its initial capitalization. Initially, Citizens Community MHC does not intend to conduct any business except to own a majority of the common stock of Citizens Community Bancorp and invest any money it has. Citizens Community MHC will be a mutual corporation chartered under federal law and regulated by the Office of Thrift Supervision. Citizens Community MHC will be subject to the limitations and restrictions imposed on savings and loan holding companies by the Home Owners' Loan Act. See "How We are Regulated -Citizens Community MHC."

            The executive offices of Citizens Community MHC will be located at 2174 Eastridge Center, Eau Claire, Wisconsin 54701, and its telephone number will be (715) 836-9994.

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HOW WE INTEND TO USE THE PROCEEDS

            Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the reorganization is completed, we presently anticipate that the net proceeds from the sale of the shares of common stock will be between $5.8 million and $7.9 million and up to $9.2 million assuming an increase in the estimated value of the common stock sold in the reorganization by 15%. See "Pro Forma Data" and "Citizens Community Federal's Reorganization and Stock Issuance - How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" as to the assumptions used to arrive at such amounts.

            We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum;	Maximum, as adjusted

Retained by Citizens Community Bancorp and initially placed in short-term investments for general corporate purposes	$2,179,780	$3,027,820	$3,515,818
Employee Stock Ownership Plan loan	699,720	946,680	1,088,682
Used to buy the stock of Citizens Community Federal	2,879,500	3,974,500	4,604,500
Net proceeds from stock offering	$5,759,000	$7,949,000	$9,209,000

            Citizens Community Bancorp will retain 50% of the net reorganization proceeds from which the loan to be made to the employee stock ownership plan will be made, and will purchase all of the capital stock of Citizens Community Federal to be issued in the reorganization in exchange for the remaining reorganization proceeds. Citizens Community Bancorp intends to use a portion of the net proceeds to make a loan directly to the employee stock ownership plan to enable the employee stock ownership plan to purchase up to a number of shares equal to 8.0% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on the RP Financial appraisal. Based upon the issuance of 69,972 shares of common stock and 94,668 shares of common stock at the minimum and maximum of the estimated offering range, respectively, the loan to the employee stock ownership plan would be $699,720 and $946,680, respectively. See "Management - Benefits - Employee Stock Ownership Plan." The remaining net proceeds retained by Citizens Community Bancorp initially may be used to invest in U.S. Government and federal agency securities of various maturities, mortgage-backed or other securities, deposits in either Citizens Community Federal or other financial institutions, or a combination thereof. The net proceeds may ultimately be used to:
  support Citizens Community Federal's lending activities;

  repay borrowings in the ordinary course of business; or

  support the future expansion of operations through the establishment of additional banking offices or other customer facilities or through acquisitions of other financial institutions or branch offices, although no such acquisition transactions are specifically being considered at this time.

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The net proceeds from the reorganization may also be used for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of the common stock or returns of capital. Citizens Community Bancorp and Citizens Community Federal have committed however, not to take any action to further the payment of any return of capital on the common stock during the one-year period subsequent to completion of the reorganization. Management of Citizens Community Bancorp may consider expanding or diversifying its activities, as such opportunities become available.

            Following the completion of the reorganization, to the extent permitted by the Office of Thrift Supervision and based upon then existing facts and circumstances, Citizens Community Bancorp's board of directors may determine to repurchase shares of common stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include but not be limited to:
  market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in Citizens Community Bancorp's return on equity;

  the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and

  any other circumstances in which repurchases would be in the best interests of Citizens Community Bancorp and its stockholders.
Any stock repurchases will be subject to the determination of Citizens Community Bancorp's board of directors that Citizens Community Federal will be capitalized in excess of all applicable regulatory requirements after any such repurchases.

            The portion of the net proceeds used by Citizens Community Bancorp to purchase the capital stock of Citizens Community Federal will be added to Citizens Community Federal's general funds to be used for general corporate purposes, including increased lending activities. The amount of net proceeds received by Citizens Community Federal will further strengthen Citizens Community Federal's capital position, which already exceeds all regulatory requirements. After the reorganization, based upon the maximum of the estimated offering range, Citizens Community Federal's tangible capital ratio will be approximately 10.36%. As a result, Citizens Community Federal will continue to be a well-capitalized institution.

            The net proceeds may vary because total expenses of the reorganization may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the reorganization is adjusted to reflect a change in the estimated pro forma market value of Citizens Community Federal. Payments for shares made through withdrawals from existing

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deposit accounts at Citizens Community Federal will not result in the receipt of new funds for investment by Citizens Community Federal but will result in a reduction of Citizens Community Federal's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

MARKET FOR THE COMMON STOCK

            Because this is our initial public offering, there is no market for our common stock at this time. After we complete the offering, we anticipate that our common stock will be traded on the Over-the-Counter Electronic Bulletin Board. In order to be eligible for trading on the Over-the-Counter Electronic Bulletin Board, we must remain current in our periodic reporting with the Securities and Exchange Commission. Keefe, Bruyette & Woods has indicated its intention to register with the National Association of Securities Dealers, Inc. to be able to trade our common stock and to assist us in identifying other firms to do the same. This may include the solicitation of potential buyers and sellers in order to match buy and sell orders. However, Keefe, Bruyette & Woods will not be subject to any obligation with respect to these efforts.

            The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within the control of Citizens Community Bancorp, Citizens Community Federal or any market maker. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the subscription price of $10.00 per share. Therefore, purchasers of the common stock should have a long-term investment intent and should recognize that there may be a limited trading market in the common stock. This may make it difficult to sell the common stock after the reorganization and stock issuance and may have an adverse effect on the price at which the common stock can be sold.

OUR POLICY REGARDING DIVIDENDS

            Following completion of the reorganization, the board of directors of Citizens Community Bancorp intends to pay quarterly cash dividends on the common stock, beginning after the first quarter following completion of the reorganization and stock issuance. The initial annual dividend rate to be paid on the common stock will be at an annualized rate of $0.20 per share. The continued payment of dividends will depend upon a number of factors, including capital requirements, Citizens Community Bancorp's and Citizens Community Federal's financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. If Citizens Community MHC does not waive the receipt of any dividends from Citizens Community Bancorp, the amount of dividends payable by Citizens Community Bancorp to public stockholders may be reduced. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by Office of Thrift Supervision policy and regulations, be paid in addition to, or in lieu of, regular cash dividends. Citizens Community Bancorp intends to file consolidated tax returns with Citizens Community Federal. Accordingly, it is anticipated that any cash distributions made by Citizens Community Bancorp to its stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes.

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            If Citizens Community Bancorp pays dividends to its stockholders, it also will be required to pay dividends to Citizens Community MHC, unless Citizens Community MHC elects to waive the receipt of dividends. We anticipate that Citizens Community MHC will waive dividends paid by Citizens Community Bancorp. Any decision to waive dividends will be subject to regulatory approval. Under Office of Thrift Supervision regulations, public stockholders would not be diluted for any dividends waived by Citizens Community MHC in the event Citizens Community MHC converts to stock form. See "Regulation - Holding Company Regulation."

            Dividends from Citizens Community Bancorp will depend, in large part, upon receipt of dividends from Citizens Community Federal, because Citizens Community Bancorp initially will have no source of income other than dividends from Citizens Community Federal, earnings from the investment of proceeds from the sale of shares of common stock retained by Citizens Community Bancorp, and interest payments with respect to Citizens Community Bancorp's loan to the employee stock ownership plan. A regulation of the Office of Thrift Supervision imposes limitations on "capital distributions" by savings institutions. See "How We Are Regulated - Limitations on Dividends and Other Capital Distributions."

            Any payment of dividends by Citizens Community Federal to Citizens Community Bancorp which would be deemed to be drawn out of Citizens Community Federal's bad debt reserves would require a payment of taxes at the then-current tax rate by Citizens Community Federal on the amount of earnings deemed to be removed from the reserves for such distribution. Citizens Community Federal does not intend to make any distribution to Citizens Community Bancorp that would create such a federal tax liability. See "Taxation."

PRO FORMA DATA

            The actual net proceeds from the sale of the common stock cannot be determined until the reorganization is completed. However, net proceeds are currently estimated to be between $5.8 million and $7.9 million, or $9.2 million in the event the estimated offering range is increased by 15%, based upon the following assumptions:
  all shares of common stock will be sold in the offering of non-transferable rights to subscribe for the common stock, in order of priority, to Eligible Account Holders, the employee stock ownership plan, Supplemental Eligible Account Holders, Other Members and Directors, Officers and Employees ("Subscription Offering");

  no fees will be paid to Keefe, Bruyette & Woods, Inc. on shares purchased by (1) the employee stock ownership plan and any other employee benefit plan of Citizens Community Bancorp or Citizens Community Federal or (2) officers, directors, employees and members of their immediate families;

  Keefe, Bruyette & Woods, Inc. will receive a fee equal to the greater of 1.50% of the aggregate purchase price for sales in the Subscription Offering (excluding the sale of shares to the employee stock ownership plan, employee benefit plans, officers, directors and their immediate families) or $100,000;

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  total expenses, including the marketing fees paid to Keefe, Bruyette & Woods, Inc. will be between $531,000 and $561,000, or $578,000 in the event the estimated offering range is increased by 15%. Actual expenses may vary from those estimated.
            Pro forma consolidated net income and stockholders' equity of Citizens Community Bancorp have been calculated for the fiscal year ended September 30, 2003, as if the common stock to be issued in the Offerings had been sold at the beginning of the period and the net proceeds had been invested at 1.15%, which represents the yield on one-year U.S. Government securities at September 30, 2003. In light of changes in interest rates in recent periods, this yield is deemed by Citizens Community Bancorp and Citizens Community Federal to more accurately reflect pro forma reinvestment rates than the arithmetic average method. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 39.5% has been assumed for the period, resulting in an after-tax yield of 0.70% for the year ended September 30, 2003. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan. See Note 3 to the tables below. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "How We Intend to Use the Proceeds,"Citizens Community Bancorp intends to make a loan to fund the purchase of the common stock by the employee stock ownership plan and intends to retain $3.0 million of the net proceeds at the maximum of the offering range from the Offerings.

            No effect has been given in the tables to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Management - Benefits - Other Stock Benefit Plans." The table below gives effect to the restricted stock plan, which is expected to be adopted by Citizens Community Bancorp following the reorganization and presented along with the stock option plan to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the completion of the reorganization. If the restricted stock plan is approved by stockholders, the restricted stock plan intends to acquire an amount of common stock equal to 4.0% of the maximum amount of shares of common stock which could be sold by us to the public in a mutual holding company reorganization under federal regulations based upon the RP Financial appraisal, either through open market purchases or from authorized but unissued shares of common stock, if permissible. The table below assumes that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the restricted stock plan are purchased in the open market at the purchase price in the Offerings. No effect has been given to Citizens Community Bancorp's results of operations after the reorganization, the market price of the common stock after the reorganization or a less than 4.0% purchase by the restricted stock plan.

            The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents

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the difference between the stated amount of assets and liabilities of Citizens Community Bancorp computed in accordance with generally accepted accounting principles ("GAAP").

	At or For the Year Ended September 30, 2003
	629,000 Shares Sold at $10.00 Per Share (Minimum of Range)	740,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	851,000 Shares Sold at $10.00 Per Share (Maximum of Range)	978,650 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)

Gross proceeds	$ 6,290	$ 7,400	$ 8,510	$ 9,787
Less offering expenses and commissions	531	546	561	578
Estimated net proceeds	$ 5,759	$ 6,854	$ 7,949	$ 9,209

Less: Shares purchased by the employee stock ownership plan(2)	$ (700)	$ (832)	$ (947)	$ (1,089)
Shares purchased by the restricted stock plan(3)	(350)	(412)	(473)	(544)

Estimated proceeds available for investment(4)	$ 4,709	$ 5,619	$ 6,529	$ 7,575

Net income:
Historical	$ 597	$ 597	$ 597	$ 597
Pro forma adjustments:
Pro forma income on net proceeds	32	38	45	52
Pro forma employee stock ownership plan adjustment	(42)	(50)	(57)	(66)
Pro forma restricted stock plan adjustment(3)	(42)	(50)	(57)	(66)

Pro forma net income	$ 545	$ 535	$ 528	$ 517

Net income per share:
Historical	$ 0.35	$ 0.29	$ 0.26	$ 0.22
Pro forma adjustments:
Pro forma income on net proceeds, as adjusted	0.02	0.02	0.02	0.02
Pro forma employee stock ownership plan adjustment(3)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma restricted stock plan adjustment(5)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma net income per share(3)(5)(6)	$ 0.33	$ 0.27	$ 0.24	$ 0.20

Number of shares outstanding for pro forma net income per share calculations(5)	1,722,025	2,025,912	2,329,799	2,679,269

Offering price to pro forma net income per share	30.30x	37.04x	41.67x	50.00x

(Footnotes on next page)

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	At or For the Year Ended September 30, 2003
	629,000 Shares Sold at $10.00 Per Share (Minimum of Range)	740,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	851,000 Shares Sold at $10.00 Per Share (Maximum of Range)	978,650 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)
Stockholders' equity:
Historical	$10,991	$10,991	$10,991	$10,991
Estimated net proceeds	5,759	6,854	7,949	9,209
Less:
Capitalization of MHC	(100)	(100)	(100)	(100)
Common stock acquired by the employee stock ownership plan(2)	(700)	(823)	(947)	(1,089)
Common stock to be acquired by the restricted stock plan(3)	(350)	(412)	(473)	(544)
Pro forma stockholders' equity(2)(3)(7)	$15,600	$16,510	$17,420	$18,467

Stockholders' equity per share:
Historical	$6.16	$5.23	$4.55	$3.96
Estimated net proceeds	3.23	3.26	3.29	3.32
Less:
Capitalization of MHC	(0.06)	(0.05)	(0.04)	(0.04)
Common stock acquired by the employee stock ownership plan(2)	(0.39)	(0.39)	(0.39)	(0.39)
Common stock to be acquired by the restricted stock plan(3)	(0.20)	(0.20)	(0.20)	(0.20)
Pro forma stockholders' equity per share(3)(5)(6)(7)	$8.74	$7.85	$7.21	$6.65

Offering price as a percentage of pro forma stockholders' equity(5)	114.42%	127.39%	138.70%	150.38%

Number of shares outstanding for pro forma stockholders' equity per share calculations(5)	1,785,000	2,100,000	2,415,000	2,777,250
_________________

(1)            As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the reorganization.

(2)            It is assumed that a number of shares equal to 8.0% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal will be purchased by the employee stock ownership plan with funds loaned by Citizens Community Bancorp. Citizens Community Bancorp and Citizens Community Federal intend to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes (i) that the loan to the employee stock ownership plan is payable over 10 years, with the employee stock ownership plan shares having an average fair value of $10.00 per share in accordance with SOP 93-6 of the AICPA , entitled "Employers' Accounting for Employee Stock Ownership Plans," and (ii) the effective tax rate was 39.5% for the period. See "Management - Benefits -- 401(k) Employee Stock Ownership Plan."

(3)            It is assumed that the restricted stock plan will purchase, following stockholder approval of such plan, a number of shares of common stock equal to 4.0% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal, for issuance to directors, officers and employees. Funds used by the restricted stock plan to purchase the shares initially will be contributed to the restricted stock plan by Citizens Community

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Bancorp. It is further assumed that the shares were acquired by the restricted stock plan at the beginning of the period presented in open market purchases at the $10.00 purchase price and that 20% of the amount contributed, net of taxes, was an amortized expense during the year ended September 30, 2003. The issuance of authorized but unissued shares of common stock pursuant to the restricted stock plan would dilute the voting interests of existing stockholders by approximately 1.92% and under such circumstances pro forma net income per share for the year ended September 30, 2003 would be $0.31, $0.26, $0.22 and $0.19, at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at September 30, 2003 would be $8.76, $7.90, $7.27 and $6.71 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the restricted stock plan will be $10.00 per share. See "Management - Benefits -- Other Stock Benefit Plans."

(4)            Estimated proceeds available for investment consists of the estimated net proceeds from the reorganization minus (i) the proceeds attributable to the purchase by the employee stock ownership plan and (ii) the value of the shares to be purchased by the restricted stock plan, subject to stockholder approval, after the reorganization at an assumed purchase price of $10.00 per share.

(5)            The per share calculations are determined by adding the number of shares sold in the reorganization and for purposes of calculating net income per share, in accordance with SOP 93-6, subtracting 62,975 shares, 74,088 shares, 85,201 shares, and 97,981 shares, at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively, representing the employee stock ownership plan shares which have not been committed for release during the year ended September 30, 2003. See note 3 above. For purposes of calculating pro forma stockholders' equity per share, it is assumed that shares outstanding total 1,785,000 shares at the minimum of the estimated pro forma market value of Citizens Community Federal, or the estimated valuation range, 2,100,000 shares at the midpoint of the range, 2,415,000 shares at the maximum of the range and 2,777,250 shares at 15% above the maximum of the range, respectively.

(6)            No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which will be adopted by Citizens Community Bancorp following the reorganization and presented for approval by stockholders at an annual or special meeting of stockholders of Citizens Community Bancorp held at least six months following the completion of the reorganization. If the stock option plan is approved by stockholders, a number of shares equal to 10% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal, or 87,465 shares at the minimum of the estimated offering range, 102,900 shares at the midpoint of the range, 118,335 shares at the maximum of the range and 136,085 shares at 15% above the maximum of the range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing stockholders' voting interests by approximately 4.67%. Assuming stockholder approval of the stock option plan, that all these options were exercised at the beginning of the period at an exercise price of $10.00 per share and that the shares to fund the restricted stock plan are acquired through open market purchases at the purchase price, pro forma net income per share for the year ended September 30, 2003 would be $0.30, $0.25, $0.22 and $0.19 at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at September 30, 2003 would be $8.80, $7.96, $7.34and $6.81 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. See "Management - Benefits -- Other Stock Benefit Plan."

(7)            The equity capital of Citizens Community Federal will be substantially restricted because of the liquidation account set up in connection with this offering and certain distributions from Citizens Community Federal's equity capital may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause Citizens Community Federal to have additional taxable income. See "Taxation - Federal Taxation." Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the bad debt reserves established by Citizens Community Federal for federal income tax purposes in the event of a liquidation of Citizens Community Federal.

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CAPITALIZATION

            The following table presents the historical capitalization of Citizens Community Federal at September 30, 2003, and the pro forma consolidated capitalization of Citizens Community Bancorp after giving effect to the reorganization, excluding assumed earnings on the net proceeds, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data."

	Citizens Community Bancorp - Pro Forma Based Upon Sale at $10.00 Per Share
	Citizens Community Federal- Historical Capitalization	629,000 Shares (Minimum of Range)	740,000 Shares (Midpoint of Range)	851,000 Shares (Maximum of Range)	978,650 Shares(1) (Maximum of Range, as adjusted)
	(In Thousands)

Deposits(2)	$114,963	$114,963	$114,963	$114,963	$114,963
Borrowings	3,700	3,700	3,700	3,700	3,700
Total	$118,663	$118,663	$118,663	$118,663	$118,663

Stockholders' equity
Preferred stock, $.01 par value, 1,000,000 shares authorized; none to be issued	$ ---	$ ---	$ ---	$ ---	$ ---
Common stock, $.01 par value, 5,000,000 shares authorized; shares to be issued as reflected(3)	---	18	21	24	28
Additional paid-in capital	---	5,741	6,833	7,925	9,181
Retained earnings	10,991	10,891(4)	10,891(4)	10,891(4)	10,891(4)
Less:
Common stock to be acquired by the employee stock ownership plan(5)	---	(700)	(823)	(947)	(1,089)
Common stock to be acquired by the restricted stock plan(6)	---	(350)	(412)	(473)	(544)

Total stockholders' equity	$ 10,991	$ 15,600	$ 16,510	$ 17,420	$ 18,466
________________

(1)   As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the reorganization.

(2)   Does not reflect withdrawals from deposit accounts for the purchase of common stock in the reorganization. Such withdrawals would reduce pro forma deposits by the amount of the withdrawals.

(3)   Reflects the issuance of the shares of common stock to be sold in the reorganization. No effect has been given to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

(4)   Amount reflects $100,000 contribution by Citizens Community Bancorp to Citizens Community MHC.

(5)   Assumes that 8.0% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal will be purchased by the employee stock ownership plan, which is reflected as a reduction from stockholders' equity. The employee stock ownership plan shares will be purchased

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with funds loaned to the employee stock ownership plan by Citizens Community Bancorp. See "Pro Forma Data" and "Management - Benefits - 401(k) Employee Stock Ownership Plan."

(6)   Citizens Community Bancorp intends to adopt the restricted stock plan and to submit such plan to stockholders at an annual or special meeting of stockholders held at least six months following the completion of the reorganization. If the plan is approved by stockholders, Citizens Community Bancorp intends to contribute sufficient funds to the restricted stock plan to enable the plan to purchase a number of shares of common stock equal to 4.0% of the maximum amount of shares of common stock that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal. This assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at the purchase price. However, in the event Citizens Community Bancorp issues authorized but unissued shares of common stock to the restricted stock plan, the voting interests of existing stockholders would be diluted approximately 1.92%. The shares are reflected as a reduction of stockholders' equity. See "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

CITIZENS COMMUNITY FEDERAL
EXCEEDS ALL REGULATORY CAPITAL REQUIREMENTS

            At September 30, 2003, Citizens Community Federal exceeded all of the regulatory capital requirements applicable to it. The table on the following page sets forth the historical regulatory capital of Citizens Community Federal at September 30, 2003 and the pro forma regulatory capital of Citizens Community Federal after giving effect to the reorganization, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Citizens Community Federal of 50% of the net stock proceeds, after expenses. The pro form risk-based capital amounts assume the investment of the net proceeds received by Citizens Community Federal in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at September 30, 2003.

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			Pro Forma at September 30, 2003(1)
	Historical at September 30, 2003		629,000 Shares Sold at $10.00 per Share		740,000 Shares Sold at $10.00 per Share		851,000 Shares Sold at $10.00 per Share		978,650 Shares Sold at $10.00 per Share
	Amount	Percent of Assets(2)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)

Equity capital under GAAP	$10,991	8.43%	$12,771	9.66%	$13,195	9.95%	$13,619	10.24%	$14,107	10.57%

Tangible capital:
Actual	$11,135	8.55%	$12,915	9.78%	$13,339	10.07%	$13,763	10.36%	$14,251	10.69%
Requirement	1,954	1.50	980	1.50	1,987	1.50	1,993	1.50	2,000	1.50

Excess	$ 9,181	7.05%	$10,939	8.28%	$11,352	8.57%	$11,770	8.86%	$12,250	9.19%

Core capital:
Actual	$11,135	8.55%	$12,915	9.78%	$13,339	10.07%	$13,763	10.36%	$14,251	10.69%
Requirement	5,210	4.00	5,281	4.00	5,298	4.00	5,315	4.00	5,334	4.00

Excess	$ 5,925	4.55%	$ 7,634	5.78%	$ 8,041	6.07%	$ 8,448	6.36%	$ 8,916	6.69%

Risk-based capital:
Actual	$11,458	12.86%	$13,238	14.80%	$13,662	15.25%	$14,086	15.71%	$14,574	16.24%
Requirement	7,129	8.00	2,158	8.00	7,165	8.00	7,171	8.00	7,179	8.00

Excess	$ 4,329	4.86%	$ 6,080	6.80%	$ 6,497	7.25%	$ 6,914	7.71%	$ 7,395	8.24%

________________
(1)   Assumes the release of the pledge on the existing $300,000 pledged deposit account, which reduces core capital by $300,000.
(2)   Adjusted total or adjusted risk-weighted assets, as appropriate.

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OUR REORGANIZATION AND STOCK OFFERING

            The board of directors of Citizens Community Federal and the Office of Thrift Supervision have approved the Plan of Reorganization and Stock Issuance Plan. Office of Thrift Supervision approval is subject to approval of the Plan of Reorganization by our members and the satisfaction of certain other conditions imposed by the Office of Thrift Supervision. Office of Thrift Supervision approval does not constitute recommendation or endorsement of the Plan of Reorganization.

General

            The board of directors of Citizens Community Federal adopted the Plan of Reorganization and Stock Issuance Plan. Under this plan, Citizens Community Federal will reorganize into the federal mutual holding company structure as a wholly owned subsidiary of Citizens Community Bancorp, which in turn will be a majority-owned subsidiary of Citizens Community MHC. Following receipt of all required regulatory approvals, the approval of the members of Citizens Community Federal entitled to vote on the plan of reorganization, and the satisfaction of all other conditions precedent to the reorganization, Citizens Community Federal will complete the reorganization. Citizens Community Federal in its stock form will continue to conduct its business and operations from the same offices with the same personnel as Citizens Community Federal conducted prior to the reorganization. The reorganization will not affect the balances, interest rates or other terms of Citizens Community Federal's loans or deposit accounts, and the deposit accounts will continue to be insured by the FDIC. Citizens Community MHC initially will be capitalized with $100,000. When the reorganization is completed, this capital will be used for general corporate purposes.

            Pursuant to the plan of reorganization, we will accomplish our corporate change as follows or in any other manner that is consistent with applicable federal law and regulations and the intent of the plan of reorganization:

            (1)            Citizens Community Federal will organize an interim stock savings bank as a wholly-owned subsidiary ("Interim One");

            (2)            Interim One will organize an interim stock savings bank as a wholly-owned subsidiary ("Interim Two");

            (3)            Interim One will organize Citizens Community Bancorp as a wholly-owned subsidiary;

            (4)            Citizens Community Federal will exchange its charter for a federal stock savings bank charter to become Citizens Community Federal and Interim One will exchange its charter for a federal mutual holding company charter to become Citizens Community MHC;

            (5)            simultaneously with step (4), Interim Two will merge with and into Citizens Community Federal with Citizens Community Federal as the resulting institution;

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            (6)            all of the initially issued stock of Citizens Community Federal will be transferred to Citizens Community MHC in exchange for membership interests in Citizens Community MHC;

            (7)            Citizens Community MHC will contribute the capital stock of Citizens Community Federal to Citizens Community Bancorp, and Citizens Community Federal will become a wholly-owned subsidiary of Citizens Community Bancorp; and

            (8)            contemporaneously with the reorganization, Citizens Community Bancorp will offer for sale in the Stock Offering shares of common stock based on the pro forma market value of Citizens Community Bancorp and Citizens Community Federal.

            Citizens Community Bancorp expects to receive the approval of the Office of Thrift Supervision to become a savings and loan holding company and to own all of the common stock of Citizens Community Federal. Citizens Community Bancorp intends to retain $3.0 million of the net proceeds of the Stock Offering. The reorganization will be effected only upon completion of the sale of all of the shares of common stock to be issued pursuant to the plan of reorganization.

            The following is a summary of material aspects of the reorganization and stock issuance. The summary is qualified in its entirety by reference to the provisions of the Plan of Reorganization and Stock Issuance Plan. Copies of the Plan of Reorganization and Stock Issuance Plan are available for inspection at any office of Citizens Community Federal and at the Office of Thrift Supervision. The Plan of Reorganization and Stock Issuance Plan are also filed as an exhibit to the Registration Statement of which this prospectus is a part, copies of which may be obtained from the SEC. See "Additional Information."

Our Reasons for the Corporate Change

            As a mutual institution, Citizens Community Federal has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital. Only by generating and retaining earnings from year to year is Citizens Community Federal able to increase its capital position.

            As a stock corporation upon completion of the reorganization, Citizens Community Federal will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of Citizens Community Federal's or Citizens Community Bancorp's capital stock will allow Citizens Community Federal the flexibility to increase its capital position more rapidly than by accumulating earnings and at times deemed advantageous by the board of directors of Citizens Community Federal. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help Citizens Community Federal address the needs of the

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communities it serves and enhance its ability to make acquisitions or expand into new businesses. The acquisition alternatives available to Citizens Community Federal are quite limited as a mutual institution, because of a requirement in Office of Thrift Supervision regulations that the surviving institution in a merger involving a mutual institution generally must be in mutual form. After the reorganization, Citizens Community Federal will have increased ability to merge with other mutual and stock institutions and Citizens Community Bancorp may acquire control of other mutual or stock savings associations and retain the acquired institution as a separate subsidiary of Citizens Community Bancorp. Finally, the ability to issue capital stock will enable Citizens Community Federal to establish stock compensation plans for directors, officers and employees, giving them equity interests in Citizens Community Federal and greater incentive to improve its performance. For a description of the stock compensation plans which will be adopted by Citizens Community Federal in connection with the reorganization, see "Management." Although Citizens Community Federal's ability to raise capital and general business flexibility will be improved by this reorganization, these advantages will be limited by the requirement in applicable laws and regulations that a mutual holding company maintain a majority ownership interest in its savings bank holding company subsidiary. These advantages will also be limited by Citizens Community Bancorp's offering of up to 49.9% of its to-be-outstanding common stock, which will affect Citizens Community Bancorp's ability to issue additional shares of common stock in the future without additional issuances of stock to Citizens Community MHC.

            The advantages of the reorganization also could be achieved if Citizens Community Federal were to reorganize into a wholly-owned subsidiary of a stock holding company, known as a standard conversion, rather than as a second-tier subsidiary of a mutual holding company. A standard conversion also would free Citizens Community Federal from the restrictions on its ability to raise capital which result from the requirement that its mutual holding company maintain a majority ownership interest in Citizens Community Bancorp.

            Office of Thrift Supervision regulations require that savings institutions converting to stock form in a standard conversion sell all of their to-be-outstanding capital stock rather than a minority interest. The amount of equity capital that would be raised in a standard conversion would be substantially more than the amount raised in a minority stock offering by a subsidiary of a mutual holding company. A standard conversion would make it more difficult for Citizens Community Federal to maximize the return on its equity. A standard conversion also would eliminate all aspects of the mutual form of organization. Completion of the reorganization does not eliminate the possibility of Citizens Community MHC converting from mutual to stock form in the future; however, a full conversion is not contemplated at this time. See "Citizens Community MHC May Consider Converting to Stock Form in the Future."

            After considering the advantages and disadvantages of the reorganization, as well as applicable fiduciary duties and alternative transactions, including a reorganization into a wholly-owned subsidiary of a stock holding company rather than as a second-tier subsidiary of a mutual holding company, the board of directors of Citizens Community Federal unanimously approved the reorganization as being in the best interests of Citizens Community Federal and equitable to its account holders.

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Effects of the Corporate Change

            General. The reorganization will have no effect on Citizens Community Federal's present business of accepting deposits and investing its funds in loans and other investments permitted by law. The reorganization will not result in any change in the existing services provided to depositors and borrowers, or in existing offices, management and staff. Citizens Community Federal will continue to be subject to regulation, supervision and examination by the Office of Thrift Supervision and the FDIC.

            Deposits and Loans. Each holder of a deposit account in Citizens Community Federal at the time of the reorganization will continue as an account holder in Citizens Community Federal after the reorganization, and the reorganization will not affect the deposit balance, interest rate or other terms of such accounts. Each account will be insured by the FDIC to the same extent as before the reorganization. Depositors in Citizens Community Federal will continue to hold their existing certificates, passbooks and other evidence of their accounts. The reorganization will not affect the loan terms of any borrower from Citizens Community Federal. The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the reorganization. See "-- Voting Rights" and "-- Depositors Rights if We Liquidate" below for a discussion of the effects of the reorganization on the voting and liquidation rights of the depositors of Citizens Community Federal.

            Continuity. During the reorganization and stock issuance process, the normal business of Citizens Community Federal of accepting deposits and making loans will continue without interruption. Following completion of the reorganization and stock issuance, Citizens Community Federal will continue to be subject to regulation by the Office of Thrift Supervision, and FDIC insurance of accounts will continue without interruption. After the reorganization and stock issuance, Citizens Community Federal will continue to provide services for depositors and borrowers under current policies and by its present management and staff.

            The board of directors presently serving Citizens Community Federal will serve as the board of directors of Citizens Community Federal after the reorganization and stock issuance. The initial members of the board of directors of Citizens Community Bancorp and Citizens Community MHC will consist of the individuals currently serving on the board of directors of Citizens Community Federal. After the reorganization, the voting stockholders of Citizens Community Bancorp will elect approximately one-third of Citizens Community Bancorp's directors annually, and approximately one-third of the directors of Citizens Community MHC will be elected annually by the members of Citizens Community MHC who will consist of certain of the former Members of Citizens Community Federal and all persons who become depositors of Citizens Community Federal after the reorganization. All current officers of Citizens Community Federal will retain their positions with Citizens Community Federal after the reorganization and stock issuance.

            Voting Rights. After completion of the reorganization and stock issuance, depositor members will have no voting rights in Citizens Community Federal or Citizens Community Bancorp and, therefore, will not be able to elect directors of Citizens Community Federal or Citizens Community Bancorp or to control their affairs. Currently these rights are held by

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depositors of Citizens Community Federal. After the reorganization and stock issuance, voting rights will be vested exclusively in the stockholders of Citizens Community Bancorp, which will own all of the stock of Citizens Community Federal. Each holder of common stock will be entitled to vote on any matter to be considered by the stockholders of Citizens Community Bancorp, subject to the provisions of Citizens Community Bancorp's charter.

            As a federally-chartered mutual holding company, Citizens Community MHC will have no authorized capital stock and no stockholders. Citizens Community MHC will be controlled by members of Citizens Community Federal, which include depositors. These members have generally signed proxies giving their voting rights to Citizens Community Federal's management. The revocable proxies that members of Citizens Community Federal have granted to the board of directors of Citizens Community Federal give the board of directors of Citizens Community Federal general authority to cast a member's vote on any and all matters presented to the members. These proxies are deemed to cover the member's votes as members of Citizens Community MHC, and this authority is given to the board of directors of Citizens Community MHC. The plan of reorganization also provides for the transfer of proxy rights to the board of directors of Citizens Community MHC. As a result, the board of directors of Citizens Community Federal will be able to govern the operations of Citizens Community MHC, and Citizens Community Bancorp, notwithstanding objections raised by members of Citizens Community MHC or stockholders of Citizens Community Bancorp, respectively, so long as the board of directors has been appointed proxy for a majority of the outstanding votes of members of Citizens Community MHC and these proxies have not been revoked. In addition, all persons who become depositors of Citizens Community Federal following the reorganization will have membership rights with respect to Citizens Community MHC.

            Depositors' Rights if We Liquidate. In the event of a voluntary liquidation of Citizens Community Federal prior to the reorganization, holders of deposit accounts in Citizens Community Federal would be entitled to distribution of any assets of Citizens Community Federal remaining after the claims of depositors and all other creditors are satisfied. Following the reorganization, the holder of Citizens Community Federal's common stock, which will be Citizens Community Bancorp, would be entitled to any assets remaining upon a liquidation, dissolution or winding up of Citizens Community Federal and, except through their liquidation interests in Citizens Community MHC, discussed below, holders of deposit accounts in Citizens Community Federal would not have any interest in these assets.

            In the event of a voluntary or involuntary liquidation, dissolution or winding up of Citizens Community MHC following completion of the reorganization, holders of deposit accounts in Citizens Community Federal would be entitled, pro rata to the value of their accounts, to distribution of any assets of Citizens Community MHC remaining after the claims of all creditors of Citizens Community MHC are satisfied. Stockholders of Citizens Community Bancorp will have no liquidation or other rights with respect to Citizens Community MHC solely as stockholders.

            In the event of a liquidation, dissolution or winding up of Citizens Community Bancorp, each holder of shares of the common stock would be entitled to receive, after payment of all

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debts and liabilities of Citizens Community Bancorp, a pro rata portion of all assets of Citizens Community Bancorp available for distribution to holders of the common stock.

            There currently are no plans to liquidate Citizens Community Federal, Citizens Community Bancorp or Citizens Community MHC in the future.

            Tax Effects of Our Corporate Change and Stock Offering. Citizens Community Federal has received an opinion from its special counsel, Silver, Freedman & Taff L.L.P., Washington, D.C., as to the material federal income tax consequences of the reorganization and stock issuance to Citizens Community Federal, Citizens Community Bancorp and Citizens Community MHC, and as to the generally applicable material federal income tax consequences of the reorganization and stock issuance to Citizens Community Federal's account holders and to persons who purchase common stock in the Offering.

            The opinion provides that, among other things:
  Citizens Community Federal's adoption of a charter in stock form, known as the bank conversion, will qualify as a tax-free reorganization under Internal Revenue Code of 1986, as amended, Section 368(a)(1)(F);

  no gain or loss will be recognized by Citizens Community Federal or the stock bank in the bank conversion;

  no gain or loss will be recognized by the depositors of Citizens Community Federal on the receipt of equity interests with respect to Citizens Community MHC in exchange for their equity interests surrendered therefor;

  the receipt of stock by depositors for equity interests in Citizens Community MHC will constitute a tax-free exchange of property solely for voting "stock" pursuant to Internal Revenue Code Section 351;

  the transfer by Citizens Community MHC of the stock bank's stock to Citizens Community Bancorp will constitute a tax-free exchange of property solely for voting stock pursuant to Internal Revenue Code Section 351;

  Citizens Community MHC will recognize no gain or loss upon the transfer of the stock bank stock to Citizens Community Bancorp in exchange for common stock pursuant to Internal Revenue Code Section 351;

  Citizens Community Bancorp will recognize no gain or loss upon its receipt of stock bank stock from Citizens Community MHC in exchange for common stock;

  Citizens Community Bancorp will recognize no gain or loss upon the receipt of money in exchange for shares of common stock;

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  no gain or loss will be recognized by Citizens Community Federal's account holders upon the issuance to them of accounts in the stock bank in stock form immediately after the reorganization and stock issuance, in the same dollar amounts and on the same terms and conditions as their accounts at Citizens Community Federal immediately prior to the reorganization and stock issuance; and

  gain or loss will be recognized to account holders upon the receipt or exercise of Subscription Rights in the reorganization and stock issuance, but only to the extent such Subscription Rights are deemed to have value, as discussed below.
            The opinion of Silver, Freedman & Taff, L.L.P. is based in part upon, and subject to the continuing validity in all material respects through the date of the reorganization and stock issuance of various representations of Citizens Community Federal and upon certain assumptions and qualifications, including that the reorganization and stock issuance are completed in the manner and according to the terms provided in the plan of reorganization. This opinion is also based upon the Internal Revenue Code, regulations now in effect or proposed, current administrative rulings and practice and judicial authority, all of which are subject to change and any change may be made with retroactive effect. Unlike private letter rulings received from the IRS, an opinion is not binding upon the IRS and there can be no assurance that the IRS will not take a position contrary to the positions reflected in this opinion, or that this opinion will be upheld by the courts if challenged by the IRS.

            Citizens Community Federal has also obtained an opinion from Wipfli LLP that the income tax effects of the reorganization and stock issuance under Wisconsin tax laws will be substantially the same as described above with respect to federal income tax laws.

            Citizens Community Bancorp and Citizens Community Federal have received a letter from RP Financial, stating its belief that the subscription rights do not have any value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and give the recipients the right only to purchase the common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock. If the subscription rights granted to eligible subscribers are deemed to have an ascertainable value, receipt of these rights would be taxable probably only to those eligible subscribers who exercise the subscription rights, either as a capital gain or ordinary income, in an amount equal to such value, and Citizens Community Bancorp and Citizens Community Federal could recognize gain on any distribution. Eligible subscribers are encouraged to consult with their own tax advisor as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value. Unlike private rulings, the letter of RP Financial is not binding on the IRS, and the IRS could disagree with conclusions reached in the letter. In the event of any disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding.

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How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering

            The plan of reorganization requires that the purchase price of the common stock must be based on the appraised pro forma market value of Citizens Community Bancorp and Citizens Community Federal, as determined on the basis of an independent valuation. Citizens Community Federal has retained RP Financial to make this valuation. For its services in making this appraisal, RP Financial's fees and out-of-pocket expenses are estimated to be $25,000. Citizens Community Federal has agreed to indemnify RP Financial and any employees of RP Financial who act for or on behalf of RP Financial in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by Citizens Community Federal to RP Financial, unless RP Financial is determined to be negligent or otherwise at fault.

            An appraisal has been made by RP Financial in reliance upon the information contained in this prospectus, including the Financial Statements. RP Financial also considered the following factors, among others:
  the present and projected operating results and financial condition of Citizens Community Bancorp and Citizens Community Federal, which were prepared by Citizens Community Federal then adjusted by RP Financial to reflect the net proceeds of this offering and the economic and demographic conditions in Citizen Community Federal's existing market areas as prepared by Citizens Community Federal;

  certain historical, financial and other information relating to Citizens Community Federal, which were prepared by Citizens Community Federal;

  the impact of the reorganization on Citizens Community Federal's net worth and earnings potential as calculated by RP Financial; and

  the proposed dividend policy of Citizens Community Bancorp and Citizens Community Federal.
            The appraisal also incorporated an analysis of a peer group of publicly traded thrift institutions and mid-tier thrift holding companies in mutual holding company form that RP Financial considered to be comparable to Citizens Community Federal. The peer group analysis conducted by RP Financial included a total of ten publicly-traded thrift institutions and thrift holding companies. The analysis of comparable publicly traded institutions included an evaluation of the average and median price-to-earnings and price-to-book value ratios indicated by the market prices of the of the peer companies. RP Financial applied the peer group's pricing ratios as adjusted for certain qualitative valuation factors to account for differences between Citizens Community Federal and the peer group, to Citizens Community Federal's pro forma earnings and book value to derive the estimated pro forma market value of Citizens Community Federal.

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            In its review of the appraisal provided by RP Financial, the board of directors reviewed the methodologies and the appropriateness of the assumptions used by RP Financial in addition to the factors listed above, and the board of directors believes that these assumptions were reasonable.

            On the basis of the foregoing, RP Financial has advised Citizens Community Bancorp and Citizens Community Federal that in its opinion, dated December 12, 2003, the estimated pro forma market value of the common stock, ranged from a minimum of $17.9 million to a maximum of $24.2 million with a midpoint of $21.0 million. The board of directors of Citizens Community Federal determined that the common stock should be sold at $10.00 per share. Based on the estimated offering range and the purchase price, the number of shares of common stock that Citizens Community Bancorp will issue will range from between 1,785,000 shares and 2,415,000 shares, with a midpoint of 2,100,000 shares. The Board determined to offer 35.24% of these shares, or between 629,000 shares and 851,000 shares with a midpoint of 740,000 shares, the offering range, to depositors and the public pursuant to this prospectus. The 64.76% of the shares of Citizens Community Bancorp stock that are not sold in the offering will be issued to Citizens Community MHC. The estimated offering range may be amended with the approval of the Office of Thrift Supervision or if necessitated by subsequent developments in the financial condition of Citizens Community Bancorp and Citizens Community Federal or market conditions generally. In the event the estimated offering range is updated to amend the value of the common stock below $17.9 million or above $27.8 million, which is the maximum of the estimated offering range, as adjusted by 15%, a new appraisal will be filed with the SEC.

            Based upon current market and financial conditions and recent practices and policies of the Office of Thrift Supervision, in the event Citizens Community Bancorp receives orders for common stock in excess of $8.5 million (the maximum of the estimated offering range) and up to $9.8 million (the maximum of the estimated offering range, as adjusted by 15%), Citizens Community Bancorp may be required by the Office of Thrift Supervision to accept all such orders. No assurances, however, can be made that Citizens Community Bancorp will receive orders for common stock in excess of the maximum of the estimated offering range or that, if such orders are received, that all such orders will be accepted because Citizens Community Bancorp's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from RP Financial which reflects such an increase in the valuation and the approval of such increase by the Office of Thrift Supervision. In addition, an increase in the number of shares above 978,650 shares, will first be used, if necessary, to fill the order of the employee stock ownership plan. There is no obligation or understanding on the part of management to take and/or pay for any shares in order to complete the reorganization.

            The following table presents a summary of selected pricing ratios for the peer group companies and the resulting pricing ratios for Citizens Community Bancorp reflecting the pro forma impact of the reorganization with all data presented on a fully-converted basis. Compared to the median pricing ratios of the peer group, Citizens Community Bancorp's pro forma pricing ratios at the midpoint of the offering range indicated a premium of 55% on a price-to-earnings basis, a discount of 27% on a price-to-book basis and a discount of 29% on a price-to-tangible book value basis. The estimated appraised value and the resulting discounts took into consideration the potential financial impact of the reorganization.

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	Pro Forma Price to Earnings Multiple	Pro Forma Price to Book Value Ratio	Pro Forma Price to Tangible Book Value

Citizens Community Bancorp as of December 12, 2003:
15% above maximum	56.34 x	80.27%	80.63%
Maximum	47.71	76.76	77.14
Midpoint	40.57	73.09	73.48
Minimum	33.73	68.64	69.05

All Thrifts Organized in Mutual Holding Company Form Publicly Traded on the NYSE, NASDAQ & AMEX as of December 12, 2003:(1)
Averages	26.35 x	100.33%	104.76%
Medians	26.10	101.43	103.37

Valuation of Peer Group Institutions as of December 12, 2003:(1)
Averages	27.57 x	98.68%	102.55%
Medians	26.25	99.53	103.19

___________
(1) Excludes MHCs that are under acquisition, have announced a second step conversion, or those with price/earnings multiples about 35x.

            RP Financial's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares. RP Financial did not independently verify the consolidated financial statements and other information provided by Citizens Community Federal, nor did RP Financial value independently the assets or liabilities of Citizens Community Federal. The valuation considers Citizens Community Federal as a going concern and should not be considered as an indication of the liquidation value of Citizens Community Federal. Moreover, because this valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offerings will thereafter be able to sell such shares at prices at or above the purchase price or in the range of the valuation described above.

            Prior to completion of the reorganization, the maximum of the estimated offering range may be increased up to 15% and the number of shares of common stock may be increased to 978,650 shares to reflect changes in market and financial conditions or to fill the order of the employee stock ownership plan, without the resolicitation of subscribers. See "- Limitations on Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the estimated offering range to fill unfilled orders in the subscription offering.

            No sale of shares of common stock in the reorganization may be completed unless prior to such completion RP Financial confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate value of the common stock to be issued is materially incompatible with the estimate of the aggregate consolidated pro forma market value of Citizens Community Bancorp and Citizens Community Federal. If this confirmation is not received, Citizens Community Bancorp may cancel the reorganization, extend the offering period and establish a new estimated offering range and/or

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estimated price range, extend, reopen or hold a new offering or take any other action the Office of Thrift Supervision may permit.

            Depending upon market or financial conditions following the start of the subscription offering, the total number of shares of common stock may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the purchase price is not below the minimum or more than 15% above the maximum of the estimated offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the estimated offering range or more than 15% above the maximum of such range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at Citizens Community Federal's passbook rate of interest, or be permitted to modify or rescind their subscriptions. Any change in the estimated offering range must be approved by the Office of Thrift Supervision.

            An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and Citizens Community Bancorp's pro forma net income and stockholders' equity on a per share basis while increasing pro forma net income and stockholders' equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a subscriber's ownership interest and Citizens Community Bancorp's pro forma net income and stockholders' equity on a per share basis while decreasing pro forma net income and stockholders' equity on an aggregate basis.

            Copies of the appraisal report of RP Financial, including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the main office of Citizens Community Federal and the other locations specified under "Additional Information."

Subscription Offering and Subscription Rights

            Under the plan of reorganization, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:
  Depositors of Citizens Community Federal with account balances of at least $50.00 as of the close of business on December 31, 2001 ("Eligible Account Holders"),

  Tax-Qualified Employee Plans,

  Depositors of Citizens Community Federal with account balances of at least $50.00 as of the close of business on December 31, 2003 ("Supplemental Eligible Account Holders"),

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  Depositors of Citizens Community Federal as of the close of business on _____________________, 2004, other than Eligible Account Holders or Supplemental Eligible Account Holders ("Other Members") and

  Directors, Officers and Employees of Citizens Community Federal.
All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum and minimum purchase limitations set forth in the plan of reorganization and as described below under "-- Limitations on Stock Purchases."

            Preference Category No. 1: Eligible Account Holders. Each Eligible Account Holder shall receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

            (1)            $100,000 or 10,000 shares of common stock;

            (2)            one-tenth of one percent of the total offering of shares of common stock; or

            (3)            15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Citizens Community Federal in each case as of the close of business on December 31, 2001 (the "Eligibility Record Date"), subject to the overall purchase limitations.

See "-- Limitations on Stock Purchases."

            If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining after each subscribing Eligible Account Holder has been allocated the lesser of the number of shares subscribed for or 100 shares will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. For example, if an Eligible Account Holder with an unfilled subscription has qualifying deposits totaling $100, and the total amount of qualifying deposits for Eligible Account Holders with unfilled subscriptions was $1,000, then the number of shares that may be allocated to fill this Eligible Account Holder's subscription would be 10% of the shares remaining available, up to the amount subscribed for. Subscription Rights of Eligible Account Holders will be subordinated to the priority rights of Tax-Qualified Employee Plans to purchase shares in excess of the maximum of the estimated offering range.

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            To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of Citizens Community Federal or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding December 31, 2001.

            Preference Category No. 2: Tax-Qualified Employee Plans. Each Tax-Qualified Employee Plan, including the employee stock ownership plan shall be entitled to receive, without payment therefor, second priority, nontransferable subscription rights to purchase up to 10% of common stock, provided that individually or in the aggregate such plans (other than that portion of such plans which is self-directed) shall not purchase more than 10% of the shares of common stock, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the estimated offering range. The employee stock ownership plan intends to purchase a number of shares equal to 8.0% of the maximum amount of shares that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal, or 69,972 shares and 94,668 shares based on the minimum and maximum of the estimated offering range, respectively. Subscriptions by any of the Tax-Qualified Employee Plans will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the Subscription and Direct Community Offerings, including subscriptions of any of Citizens Community Federal's directors, officers, employees or associates thereof. Subscription rights received pursuant to this Category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to Category No.1; provided, however, that notwithstanding any other provision of the plan of reorganization to the contrary, the Tax-Qualified Employee Plans shall have a first priority subscription right to the extent that the total number of shares of common stock sold in the Offerings exceeds the maximum of the estimated valuation range as set forth in this prospectus. In the event that the total number of shares offered in the Offerings is increased to an amount greater than the number of shares representing the maximum of the estimated offering range, each Tax-Qualified Employee Plan will have a priority right to purchase any such shares exceeding the maximum of the estimated offering range up to an aggregate of 10% of the common stock sold in the Offerings. See "Management - Benefits -- Employee Stock Ownership Plan."

            Preference Category No. 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Plans, each Supplemental Eligible Account Holder shall be entitled to receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

            (1)            $100,000 or 10,000 shares of common stock;

            (2)            one-tenth of one percent of the total offering of shares of common stock; or

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            (3)            15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Citizens Community Federal in each case on the close of business on December 31, 2003 (the "Supplemental Eligibility Record Date"), subject to the overall purchase limitations.

See "-- Limitations on Stock Purchases."

            If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation (including the number of shares, if any, allocated in accordance with Category No.1) equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders pro rata whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

            Preference Category No. 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, each Other Member shall receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for shares of Citizens Community Bancorp common stock, up to the greater of $100,000 or 10,000 shares of common stock or one-tenth of one percent of the total offering of shares of common stock in the Offerings, subject to the overall purchase limitations. See "-- Limitations on Stock Purchases."

            In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the Stock Offering, available shares will be allocated among the subscribing Other Members pro rata in the same proportion that his number of votes on the close of business on ____________, 2004, the date for determining voting members entitled to vote at the special meeting, which we call the Voting Record Date, bears to the total number of votes on the Voting Record Date of all subscribing Other Members on such date. Such number of votes shall be determined based on Citizens Community Federal's mutual charter and bylaws in effect on the date of approval by members of the plan of reorganization.

            Preference Category No. 5 : Directors, officers and employees. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and Other Members, then directors, officers and employees of Citizens Community Federal as of the date of the

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commencement of the Subscription Offering shall be entitled to receive, without payment, fifth priority, nontransferable subscription rights to purchase in this category an aggregate of up to 23% of the common stock being offered. The maximum amount of shares which may be purchased under this category by any person is $100,000 or 10,000 shares of common stock. The ability of directors, officers and employees to purchase common stock under this category is in addition to rights which are otherwise available to them under the plan of reorganization as they may fall within higher priority categories, and the plan of reorganization generally allows such persons to purchase in the aggregate up to 33% of common stock sold in the Offerings. See "-- Limitations on Stock Purchases."

            In the event of an oversubscription in this category, the shares available shall be allocated pro rata among all of the subscribing directors, officers and employees in this category.

            Expiration Date for the Subscription Offering. The Subscription Offering will expire at noon, central time, on ___________, 2004 (the "Subscription Expiration Date"), unless extended for up to 45 days or for such additional periods by Citizens Community Bancorp and Citizens Community Federal as may be approved by the Office of Thrift Supervision. The Subscription Offering may not be extended beyond ____________, 2006. Subscription rights which have not been exercised prior to the Subscription Expiration Date (unless extended) will become void.

            Citizens Community Bancorp and Citizens Community Federal will not execute orders until at least the minimum number of shares of common stock, 629,000 shares, have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Subscription Expiration Date, unless this period is extended with the consent of the Office of Thrift Supervision, all funds delivered to Citizens Community Federal pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the Subscription Expiration Date is granted, Citizens Community Bancorp and Citizens Community Federal will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

Direct Community Offering

            To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, Other Members and directors, officers and employees of Citizens Community Federal, we anticipate we will offer shares pursuant to the plan of reorganization to members of the general public who receive a prospectus, with a preference given to natural persons residing in the counties in which Citizens Community Federal has offices, then to such persons residing in Trempealeau, Dunn or Pepin counties. These natural persons are referred to as Preferred Subscribers. Persons, together with an Associate or group of persons acting in concert with such persons, may not subscribe for or purchase more than $100,000 or 10,000 shares of common stock in the direct community offering, if any. Citizens Community Bancorp and Citizens Community Federal may limit total subscriptions under this section so as to assure that the number of shares available for the public offering may be up to a specified percentage of the number of shares of common stock. Finally, Citizens Community Bancorp and Citizens

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Community Federal may reserve shares offered in the Direct Community Offering for sales to institutional investors. The opportunity to subscribe for shares of common stock in any Direct Community Offering will be subject to the right of Citizens Community Bancorp and Citizens Community Federal, in their sole discretion, to accept or reject any such orders in whole or in part from any person either at the time of receipt of an order or as soon as practicable following the Expiration Date. The Direct Community Offering, if any, shall begin at the same time as, during or promptly after the subscription offering and shall not be for more than 45 days after the end of the subscription offering.

            In the event of an oversubscription for shares in the Direct Community Offering, shares may be allocated, to the extent shares remain available, first to each Preferred Subscriber whose order is accepted by Citizens Community Bancorp. Thereafter, shares may be allocated to cover the orders of any other person subscribing for shares in the Direct Community Offering so that each such person subscribing for shares may receive 1,000 shares, if available, and thereafter on a pro rata basis to such person based on the amount of their respective subscriptions.

Public Offering

            As a final step in the Offerings, the plan of reorganization provides that, if feasible, all shares of common stock not purchased in the Subscription Offering and Direct Community Offering may be offered for sale to selected members of the general public in a public offering through its marketing agent, Keefe, Bruyette and Woods, Inc. We call this the Public Offering. It is expected that the Public Offering will commence as soon as practicable after termination of the Subscription Offering and the Direct Community Offering, if any. Citizens Community Bancorp and Citizens Community Federal, in their sole discretion, have the right to reject orders in whole or in part received in the Public Offering. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the Public Offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in the Public Offering.

            The price at which common stock is sold in the Public Offering will be the same price at which shares are offered and sold in the Subscription Offering and Direct Community Offering. No person, by himself or herself, or with an Associate or group of persons acting in concert, may purchase more than $100,000 or 10,000 shares of common stock in the Public Offering, subject to the maximum purchase limitations. See "-- Limitations on Stock Purchases."

            Keefe, Bruyette & Woods, Inc. may enter into agreements with broker-dealers to assist in the sale of the shares in the Public Offering, although no such agreements exist as of the date of this prospectus. No orders may be placed or filled by or for a selected dealer during the Subscription Offering. After the close of the Subscription Offering, Keefe, Bruyette & Woods, Inc. will instruct selected dealers as to the number of shares to be allocated to each selected dealer. Only after the close of the Subscription Offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the Subscription Offering and Direct Community Offering, selected dealers may only solicit indications of interest from their customers to place orders with Citizens Community Bancorp as of a certain order date for the purchase of shares of Citizens Community Bancorp common stock. When, and if, Keefe,

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Bruyette & Woods, Inc. and Citizens Community Federal believe that enough indications of interest and orders have not been received in the Subscription Offering and Direct Community Offering to consummate the reorganization, Keefe, Bruyette & Woods, Inc. will request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmations of the orders to such customers on the next business day after the order date. Selected dealers will debit the accounts of their customers on the settlement date which date will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, selected dealers will deposit funds to the account established by Citizens Community Federal for each selected dealer. Each customer's funds forwarded to Citizens Community Federal, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable FDIC regulations. After payment has been received by Citizens Community Federal from selected dealers, funds will earn interest at Citizens Community Federal's passbook rate until the completion or termination of the reorganization. Funds will be promptly returned, with interest, in the event the reorganization is not consummated as described above.

            The Public Offering will be completed within 90 days after the termination of the Subscription Offering, unless extended by Citizens Community Federal with the approval of the Office of Thrift Supervision. See "-- How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" above for a discussion of rights of subscribers, if any, in the event an extension is granted.

Persons Who are Not Permitted to Participate in the Stock Offering

            Citizens Community Federal will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of reorganization reside. However, Citizens Community Federal is not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:
  the number of persons otherwise eligible to subscribe for shares under the plan of reorganization who reside in such jurisdiction is small;

  the granting of subscription rights or the offer or sale of shares of common stock to such persons would require any of Citizens Community Bancorp and Citizens Community Federal or their officers, directors or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; and

  such registration, qualification or filing in the judgment of Citizens Community Federal would be impracticable or unduly burdensome for reasons of cost or otherwise.

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Where the number of persons eligible to subscribe for shares in one state is small, Citizens Community Federal will base its decision as to whether or not to offer the common stock in that state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register Citizens Community Federal, its officers, directors or employees as brokers, dealers or salesmen.

Limitations on Stock Purchases

            The plan of reorganization includes the following limitations on the number of shares of Citizens Community Bancorp common stock which may be purchased in the Offerings:

            (1)            No fewer than 25 shares of common stock may be purchased, to the extent shares are available;

            (2)            Each Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of:

                        (a)            $100,000 or 10,000 shares of common stock;

                        (b)            one-tenth of one percent of the total offering of shares of common stock; or

                        (c)            15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Citizens Community Federal in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (7) below;

            (3)            The Tax-Qualified Employee Plans, including an employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock sold in the stock issuance, including any additional shares issued in the event of an increase in the estimated offering range; although at this time the employee stock ownership plan intends to purchase only 8.0% of such shares;

            (4)            Each Supplemental Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of:

                        (a)            $100,000 or 10,000 shares of common stock;

                        (b)            one-tenth of one percent of the total offering of shares of common stock; or

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                        (c)            15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Citizens Community Federal in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (7) below;

            (5)            Each Other Member may subscribe for and purchase in the Subscription Offering or Direct Community Offering, as the case may be, up to the greater of $100,000 or 10,000 shares of common stock or one-tenth of one percent of the total offering of shares of common stock, subject to the overall limitation in clause (7) below;

            (6)            Persons purchasing shares of common stock in the Direct Community Offering or Public Offering may purchase in the Direct Community Offering or Public Offering up to $100,000 or 10,000 shares of common stock, subject to the overall limitation in clause (7) below;

            (7)            Except for the Tax-Qualified Employee Plans and certain Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, the maximum number of shares of Citizens Community Bancorp common stock subscribed for or purchased in all categories of the Offerings by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed $250,000 or 25,000 shares of common stock; and

            (8)            No more than 23% of the total number of shares offered for sale in the Subscription Offering may be purchased by directors, officers and employees of Citizens Community Federal in the fifth priority category in the Subscription Offering. No more than 33% of the total number of shares offered for sale in the Offerings may be purchased by directors and officers of Citizens Community Federal and their associates in the aggregate, excluding purchases by the Tax-Qualified Employee Plans.

            Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of Citizens Community Federal, the boards of directors of Citizens Community Bancorp and Citizens Community Federal may, in their sole discretion, increase the individual amount permitted to be subscribed for to a maximum of 9.99% of the number of shares sold in the Offerings, provided that orders for shares exceeding 5% of the shares being offered in the Offerings shall not exceed, in the aggregate, 10% of the shares being offered in the Offerings. Requests to purchase additional shares of common stock will be allocated by the boards of directors on a pro rata basis giving priority in accordance with the preference categories set forth in this prospectus.

            The term "associate" when used to indicate a relationship with any person means:

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  any corporation or organization (other than Citizens Community Federal, Citizens Community Bancorp, Citizens Community MHC or a majority-owned subsidiary of any of them) of which such person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

  any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity;

  any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of Citizens Community Federal, Citizens Community MHC, Citizens Community Bancorp or any subsidiary of Citizens Community MHC or Citizens Community Bancorp or any affiliate thereof; and

  any person acting in concert with any of the persons or entities specified above;
provided, however, that Tax-Qualified or Non-Tax Qualified Employee Plans shall not be deemed to be an associate of any director or officer of Citizens Community Federal, Citizens Community Bancorp or Citizens Community MHC, to the extent provided in the plan of reorganization. When used to refer to a person other than an officer or director of Citizens Community Federal, the board of directors of Citizens Community Federal or officers delegated by the board of directors in their sole discretion may determine the persons that are associates of other persons.

            The term "acting in concert" is defined to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that the Tax-Qualified Employee Plans will not be deemed to be acting in concert with their trustees or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by each plan will be aggregated. The determination of whether a group is acting in concert shall be made solely by the board of directors of Citizens Community Federal or officers delegated by such board of directors and may be based on any evidence upon which such board or delegatee chooses to rely.

Marketing Arrangements

            Citizens Community Bancorp and Citizens Community Federal have retained Keefe, Bruyette & Woods, Inc. to consult with and to advise Citizens Community Federal, and to assist Citizens Community Bancorp, on a best efforts basis, in the distribution of the shares of common stock in the Subscription Offering and Direct Community Offering. The services that Keefe, Bruyette & Woods, Inc. will provide include, but are not limited to:

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  training the employees of Citizens Community Federal who will perform certain ministerial functions in the Subscription Offering and Direct Community Offering regarding the mechanics and regulatory requirements of the stock offering process;

  managing the stock information centers by assisting interested stock subscribers and by keeping records of all stock orders;

  preparing marketing materials; and

  assisting in the solicitation of proxies from Citizens Community Federal's members for use at the special meeting.
For its services, Keefe, Bruyette & Woods, Inc. will receive a management fee of $25,000 and a success fee of 1.5% of the aggregate purchase price of the shares of Citizens Community Bancorp common stock sold in the Subscription Offering and Direct Community Offering, excluding shares purchased by the Tax-Qualified Employee Plans and officers, directors and employees of Citizens Community Federal and members of their immediate families. The success fee paid to Keefe, Bruyette & Woods, Inc. will be reduced by the amount of the management fee and will be a minimum of $100,000. In the event that selected dealers are used to assist in the sale of shares of Citizens Community Bancorp common stock in the Direct Community Offering, these dealers will be paid a fee of up to 5.5% of the total purchase price of the shares sold by such dealers. Citizens Community Federal has agreed to indemnify Keefe, Bruyette & Woods, Inc. against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe, Bruyette & Woods, Inc. may be required to make in connection with any such claims or liabilities.

            Sales of shares of Citizens Community Bancorp common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods, Inc. or by the broker-dealers managed by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc. has undertaken that the shares of Citizens Community Bancorp common stock will be sold in a manner which will ensure that the distribution standards of the Nasdaq Stock Market will be met. A stock information center will be established at the main office of Citizens Community Federal in Eau Claire, Wisconsin. Citizens Community Bancorp will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of Citizens Community Bancorp common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of Citizens Community Bancorp common stock in those states where the law permits. No officer, director or employee of Citizens Community Bancorp or Citizens Community Federal will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for Purchasing Shares in the Subscription Offering

            To ensure that each purchaser receives a prospectus at least 48 hours before the Subscription Expiration Date (unless extended) in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to such date or

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hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

            To purchase shares in the Subscription Offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Citizens Community Federal, which may be given by completing the appropriate blanks in the order form, must be received by Citizens Community Federal by noon, central time, on the Subscription Expiration Date, unless extended. In addition, Citizens Community Bancorp and Citizens Community Federal will require a prospective purchaser to execute a certification in the form required by applicable Office of Thrift Supervision regulations in connection with any sale of common stock. Order forms which are not received by this time or are executed defectively or are received without full payment, or appropriate withdrawal instructions, are not required to be accepted. In addition, Citizens Community Federal will not accept orders submitted on photocopied or facsimiled order forms nor order forms unaccompanied by an executed certification form. Citizens Community Federal has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent that it will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of Citizens Community Federal, unless the reorganization has not been completed within 45 days after the end of the Subscription Offering, or this period has been extended.

            In order to ensure that Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, Other Members and directors, officers and employees are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (December 31, 2001) or the Supplemental Eligibility Record Date (December 31, 2003) and depositors and certain borrowers as of the close of business on the Voting Record Date (____________, 2004) must list all accounts on the stock order form giving all names in each account and the account numbers.

            Payment for subscriptions may be made:
  by check or money order payable to Citizens Community Bancorp;

  by authorization of withdrawal from deposit accounts maintained with Citizens Community Federal (including a certificate of deposit); or

  in cash, if delivered in person at any full-service banking office of Citizens Community Federal, although we request that you exchange cash for a check with any of our tellers.
No wire transfers will be accepted. Interest will be paid on payments made by cash, check or money order at our then-current passbook yield from the date payment is received until completion of the Offerings. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of Citizens

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Community Bancorp common stock has been sold or the plan of reorganization is terminated, whichever is earlier.

            If a subscriber authorizes Citizens Community Federal to withdraw the amount of the purchase price from his deposit account, Citizens Community Federal will do so as of the effective date of the reorganization. Citizens Community Federal will waive any applicable penalties for early withdrawal from certificate accounts.

            In the event of an unfilled amount of any subscription order, Citizens Community Federal will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the Offerings. If for any reason the Offerings are not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at Citizens Community Federal.

            If any Tax-Qualified Employee Plans or Non-Tax-Qualified Employee Plans subscribe for shares during the Subscription Offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather, may pay for shares of common stock subscribed for at the purchase price upon completion of the Subscription Offering and Direct Community Offering, if all shares are sold, or upon completion of the Public Offering if shares remain to be sold in such offering. In the event that, after the completion of the Subscription Offering, the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the Tax-Qualified and Non-Tax-Qualified Employee Plans will be entitled to increase their subscriptions by a percentage equal to the percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range, provided that such subscription will continue to be subject to applicable purchase limits and stock allocation procedures.

            Owners of self-directed IRAs may use the assets of their IRAs to purchase shares of Citizens Community Bancorp common stock in the Subscription Offering and Direct Community Offering. ERISA provisions and IRS regulations require that officers, directors and 10% stockholders who use self-directed IRA funds to purchase shares of common stock in the Offerings make such purchases for the exclusive benefit of the IRAs. IRAs maintained at Citizens Community Federal are not self-directed IRAs and any interested parties wishing to use IRA funds for stock purchases are advised to contact the Stock Information Center at (____) _____-_______ for additional information.

            The records of Citizens Community Federal will be deemed to control with respect to all matters related to the existence of subscription rights and/or one's ability to purchase shares of common stock in the Subscription Offering.

Restrictions on Transfer of Subscription Rights and Shares

            Pursuant to the rules and regulations of the Office of Thrift Supervision, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of reorganization or the

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shares of common stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for such person's account. Each person exercising such subscription rights will be required to certify that the person is purchasing shares solely for the person's own account and that such person has no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the reorganization.

            Citizens Community Federal will refer to the Office of Thrift Supervision any situations that it believes may involve a transfer of subscription rights and will not honor orders believed by it to involve the transfer of such rights.

Delivery of Certificates

            Certificates representing common stock issued in the Offerings will be mailed by Citizens Community Bancorp's transfer agent to the persons entitled thereto at the addresses of such persons appearing on the stock order form as soon as practicable following completion of the reorganization. Any certificates returned as undeliverable will be held by Citizens Community Bancorp until claimed by persons legally entitled to them or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, they may not be able to sell the shares of common stock for which they have subscribed, even though trading of the common stock may have commenced.

Required Approvals

            Various approvals of the Office of Thrift Supervision are required in order to consummate the reorganization. The Office of Thrift Supervision has approved the plan of reorganization, subject to approval by Citizens Community Federal's members and other standard conditions. Citizens Community Bancorp's holding company application has also been approved.

            Citizens Community Bancorp is required to make certain filings with state securities regulatory authorities in connection with the issuance of Citizens Community Bancorp common stock in the Offerings.

Judicial Review

            Any person hurt by a final action of the Office of Thrift Supervision which approves, with or without conditions, or disapproves a plan of reorganization may obtain review of this action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of the person is located, or in the United States Court of Appeals for the District of Columbia, a written petition asking that the final action of the Office of Thrift Supervision be modified, terminated or set aside. This petition must be filed within 30 days after the publication of notice of final action in the Federal Register, or 30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R. § 563b.6(c), whichever is later. The further procedure for review is as follows: A copy of the petition is promptly transmitted to the Office of

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Thrift Supervision by the clerk of the court and then the Office of Thrift Supervision files in the court the record in the proceeding, as provided in Section 2112 of Title 28 of the United States Code. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the Office of Thrift Supervision. Review of these proceedings is as provided in Chapter 7 of Title 5 of the United States Code. The judgment and decree of the court is final, except that they are subject to review by the Supreme Court upon certiorari as provided in Section 1254 of Title 28 of the United States Code.

Restrictions on Purchase or Transfer of Shares After the Corporate Change

            All shares of common stock purchased in connection with the reorganization by a director or an executive officer of Citizens Community Bancorp and Citizens Community Federal will be subject to a restriction that the shares not be sold for a period of one year following the reorganization except in the event of the death of the director or officer or pursuant to a merger or similar transaction approved by the Office of Thrift Supervision. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

            Purchases of common stock of Citizens Community Bancorp by directors, executive officers and their associates during the three-year period following completion of the reorganization may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of Citizens Community Bancorp's outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.

            Pursuant to Office of Thrift Supervision regulations, Citizens Community Bancorp may not, for a period of one year following completion of this offering, repurchase shares of the common stock except on a pro rata basis, pursuant to an offer approved by the Office of Thrift Supervision and made to all stockholders, or through open market purchases of up to five percent of the outstanding stock where extraordinary circumstances exist.

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PROPOSED PURCHASES BY MANAGEMENT

            The following table sets forth, for each of Citizens Community Federal's directors and executive officers and for all of the directors and senior officers as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts and by associates.

		At the Minimum of the Estimated Offering Range		At the Maximum of the Extimated Offering Range
Name	Amount	Number of Shares	As a Percent of Shares Offered	Number of Shares	As a Percent of Shares Offered

Directors:
Richard McHugh	$250,000	25,000	3.97%	25,000	2.94%
Thomas C. Kempen	50,000	5,000	0.79	5,000	0.59
Brian R. Schilling	--	--	--	--	--
Donna E. Talmage	--	--	--	--	--
David B. Westrate	250,000	25,000	3.97	25,000	2.94
James R. Murray	100,000	10,000	1.59	10,000	1.18
James G. Cooley	200,000	20,000	3.18	20,000	2.35

Executive Officers:
John D. Zettler	100,000	10,000	1.59	10,000	1.18
Timothy J. Cruciani	100,000	10,000	1.59	10,000	1.18
Johnny W. Thompson	100,000	10,000	1.59	10,000	1.18
Rebecca Johnson	50,000	5,000	0.79	5,000	0.59

All directors and senior officers as a group (11 persons)	$1,200,000	120,000	19.08%	120,000	14.10%

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CITIZENS COMMUNITY FEDERAL

Statements of Income and Retained Earnings
Years Ended September 30, 2003 and 2002

	2003	2002

Interest and dividend income:
Interest and fees on loans	$8,782,650	$8,237,377
Other interest and dividend income	97,658	255,597

Total interest aid dividend income	8,880,308	8,492,974
Interest expense	3,177,793	3,859,414

Net interest income	5,702,515	4,633,560
Provision for loan losses	405,530	375,061

Net interest income after provision for loan losses	5,296,985	4,258,499

Noninterest income:
Service charges on deposit accounts	772,816	646,885
Insurance commissions	278,756	269,025
Loan fees and service charges	236,412	174,355
Other	44,294	17,322

Total noninterest income	1,332,278	1,107,587

Noninterest expense:
Salaries and related benefits	3,620,887	2,762,222
Occupancy - Net	552,444	303,278
Office	512,498	473,038
Data processing	275,874	254,798
Other	679,962	881,622

Total noninterest expense	5,641,665	4,674,958

Income before provision for income taxes	987,598	691,128
Provision for income taxes	390,101	26,535

Net income	597,497	664,593
Retained earnings at beginning	10,393,439	9,728,846

Retained earnings at end	$10,990,936	$10,393,439

See accompanying notes to financial statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

            This prospectus contains certain "forward-looking statements" which may be identified by the use of words such as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage, consumer and other loans, real estate values, competition, changes in accounting principles, policies, or guidelines, changes in legislation or regulation, and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

General

            Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities and interest-bearing deposits with other financial institutions, and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, money market accounts, time deposits and borrowings. Our results of operations are also affected by our provisions for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of service charges on deposit accounts, insurance commissions and loan fees and service charges. Noninterest expense includes salaries and employee benefits, occupancy, equipment, data processing costs and deposit insurance premiums. Our results of operations may also be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Evolution of Business Strategy

            Historically, we were a federal credit union. We accepted deposits and made loans to members, who were the people who live, work or worship in the Wisconsin counties of Chippewa and Eau Claire, and parts of Pepin, Buffalo and Trempealeau. In addition, this included businesses and other entities located in these counties, and members and employees of the Hocak Nation. In December 2001, we converted to a federal mutual savings bank in order to better serve our customers and the local community through the broader lending ability of a federal savings bank, and to expand our customer base beyond the limited field of membership permitted for credit unions. As a federal savings bank, we have expanded authority in structuring residential mortgage and consumer loans, and the ability to make commercial loans, although the Bank does not currently have any immediate plans to commence making commercial loans.

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            We have utilized this expanded lending authority to significantly increase our ability to market one- to four-family residential lending. Most of these loans are originated through our internal marketing efforts and our existing and walk-in customers. We typically do not rely on real estate brokers and builders to help us generate loan originations.

            In order to differentiate ourselves from our competitors, we have stressed the use of personalized branch-oriented customer service. Rather than building additional electronic means for our customers to conduct banking, we have structured operations around a branch system that is staffed with knowledgeable and well-equipped employees. A key to ensuring a high level of quality customer service is our ongoing commitment to training all levels of our staff.

            Our current business strategy is to operate as a well-capitalized, profitable, community-oriented savings bank dedicated to providing quality customer service. We intend to continue to be primarily a one- to four-family and consumer lender. Subject to capital requirements and our ability to continue to grow in a reasonable and prudent manner, we may open additional branches as opportunities arise. There can be no assurances that we will successfully implement our strategy.

Asset and Liability Management and Market Risk

            Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

            How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

            In order to manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to better align the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. These policies are implemented by the asset and liability management committee. The asset and liability management committee is comprised of members of senior management. The asset and liability management committee establishes guidelines for and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability management committee generally meets on a weekly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to

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net present value of portfolio equity analysis. At each meeting, the asset and liability management committee recommends strategy changes, as appropriate, based on this review. The committee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors on a monthly basis.

            In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:
  originating first mortgage loans, with a clause allowing for payment on demand after a stated period of time,

  originating shorter-term consumer loans,

  originating prime-based home equity lines of credit,

  managing our deposits to establish stable deposit relationships,

  using FHLB advances to align maturities and repricing terms, and attempting to limit the percentage of long term fixed-rate loans in our portfolio which do not contain a payable on demand clause.
At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the asset and liability management committee may determine to increase Citizens Community Federal's interest rate risk position somewhat in order to maintain its net interest margin.

            As part of its procedures, the asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity. Market value of portfolio equity is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the board of directors of Citizens Community Federal.

            The Office of Thrift Supervision provides Citizens Community Federal with the information presented in the following tables. It presents the change in Citizens Community Federal's net portfolio value at September 30, 2003, that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without effect to any steps that management might take to counteract that change.

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Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)(1)
	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
	Amount	Change	Change	NPV Ratio	Change
	(Dollars in Thousands)
+300 bp	$13,806	$(405)	(3)%	10.41%	(8)bp
+200 bp	14,050	(160)	(1)	10.52%	2
+100 bp	14,207	(3)	---	10.56%	6
0 bp	14,211	---	---	10.49%	---
-100 bp	13,976	(234)	(2)	10.27%	(22)
-200 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)
-300 bp	n/m(2)	n/m(2)	n/m(2)	n/m(2)	n/m(2)
___________
(1)            Assumes an instantaneous uniform change in interest rates at all maturities.
(2)            Not meaningful because some market rates would compute to a rate less than zero.

            The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

            The assumptions used by management to evaluate the vulnerability of Citizens Community Federal's operations to changes in interest rates in the table above are utilized in, and set forth under, the gap table below. Although management finds these assumptions reasonable, the interest rate sensitivity of Citizens Community Federal's assets and liabilities and the estimated effects of changes in interest rates on Citizens Community Federal's net interest income and market value of portfolio equity indicated in the above table could vary substantially if different assumptions were used or actual experience differs from such assumptions.

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            The following table summarizes the anticipated maturities or repricing of Citizens Community Federal's interest-earning assets and interest-bearing liabilities at September 30, 2003, based on the information and assumptions set forth below.

	Six Months or Less	Over Six Months to One Year	Over One to Three Years	Over Three to Five Years	Over Five Years	Total
	(Dollars in Thousands)

Real estate mortgage loans	$ 10,975	$ 9,057	$25,516	$14,260	$16,200	$ 76,008
Consumer loans	25,154	16,906	5,243	263	---	47,566
Cash equivalents	2,656	---	---	---	---	2,656
Total interest-earning assets	38,785	25,963	30,759	14,523	16,200	126,230

Savings accounts	1,428	1,428	11,784	439	18	15,096
Demand and money market	15,849	---	---	---	---	15,849
Certificates of deposit	27,792	19,419	19,863	6,380	---	73,460
FHLB advances	3,700	---	---	---	---	3,700
Total interest-bearing liabilities	48,769	20,847	31,647	6,819	18	108,105

Interest-earning assets less interest-bearing liabilities	$ (9,984)	$ 5,116	$ (888)	$ 7,704	$16,182	$ 18,130

Cumulative interest rate sensitivity gap	$ (9,984)	$(4,868)	$(5,756)	$ 1,948	$18,130	$ 18,130

Cumulative interest rate gap as a percentage of assets at September 30, 2003	(7.65)%	(3.73)%	(4.41)%	1.49%	13.90%	13.90%

Cumulative interest rate gap as a percentage of interest-earning assets at September 30, 2003	(7.91)%	(3.86)%	(4.56)%	1.54%	14.36%	14.36%

            The difference between repricing assets and liabilities for a specific period is referred to as the GAP. An excess of repriceable assets over liabilities is referred to as a positive gap. An excess of repriceable liabilities over assets is referred to as a negative gap. The cumulative gap is the summation of the gap for all periods to the end of the period for which the cumulative gap is being measured.

            The GAP analysis treats demand and money market accounts as repricing within 180 days, while experience suggests that these categories of deposits are actually comparatively resistant to rate sensitivity.

            Assets and liabilities scheduled to reprice are included in the period in which the rate is next scheduled to adjust rather than in the period in which the assets or liabilities are due. Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, as adjusted to take into account estimated prepayments based on OTS prepayment tables. No effect is given to the payable on demand clause in certain mortgage loans originated by Citizens Community Federal.

            As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and

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liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, a limited amount of our assets have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Comparison of Financial Condition at September 30, 2003 and September 30, 2002

            Total assets increased by $15.1 million, a 13.2% increase from September 30, 2002, to $130.4 million at September 30, 2003. The increase was primarily due to growth in loans of $19.0 million, an 18.3% increase from the prior year. Due to the historically low interest rate environment, consumers continued their demand for first mortgages, increasing that portfolio by $16.6 million or 30.5% to $71.1 million from $54.5 million at September 30, 2002. Auto loans and second mortgage loans declined by $4.0 million, due primarily to our customers refinancing those balances into first mortgage loans. Personal loans increased $6.5 million to $20.7 million at September 30, 2003. Other significant changes were the maturity of $1.5 million in certificates of deposit held at other institutions. Those funds were redeployed into first mortgage loans.

            Deposits were $114.9 million at September 30, 2003. The $10.5 million increase represents a 10.1% increase over the September 30, 2002 balance. Balances increased for all deposit types, with the greatest increase in money market accounts of $4.2 million to $15.8 million at September 30, 2003. Combined interest and non-interest bearing checking accounts rose to $10.5 million an increase of $1.2 million. Savings accounts totaled $15.1 million, an increase of $1.5 million and certificates of deposit totaled $73.5 million an increase of $3.6 million or 5.1% as compared to September 30, 2002. This increase in deposits can be attributed to the acquisition of the Chippewa Falls branch office which resulted in an increase in deposits of $4.3 million, in addition to interest credited of $3.2 million, competitively pricing our deposit accounts at or above market rates and offering deposit products with minimum requirement features more favorable than our competitors.

            The balance sheet growth during fiscal 2003 was partially funded by advances from the Federal Home Loan Bank. The $3.7 million of outstanding advances at September 30, 2003 represent the first borrowings from the Federal Home Loan Bank.

            Retained earnings at September 30, 2003 was $11.0 million compared to $10.4 million at September 30, 2002, an increase of $597,000, or 5.8%, as a result of net income for the fiscal year.

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Average Balances, Net Interest Income, Yields Earned and Rates Paid

            The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at September 30, 2003. No tax equivalent adjustments were made. All average balances were calculated using beginning and end of year balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	At September 30,	Year Ended September 30,
	2003	2003			2002			2001
	Average Yield/ Cost	Average Outstanding Balance	Interest Earned/Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/ Rate
	(Dollars in Thousands)
Interest-Earning Assets:
Cash equivalents	--%	$ 1,159	$ 41	3.54%	$ 2,705	$ 131	4.84%	$ 3,087	$ 273	8.84%
Loans receivable	7.26	113,599	8,732	7.69	98,854	8,224	8.32	92,276	8,590	9.31
Certificates of deposit	--	743	15	2.02	2,278	102	4.48	1,416	60	4.24
FHLB stock		612	41	6.70	276	22	7.97	--	--	--
Total interest-earning assets(1)	7.36	116,113	8,829	7.60	104,113	8,479	8.14	96,799	8,923	9.22

Interest-Bearing Liabilities:
Savings accounts	0.78	13,601	115	0.85	12,551	160	1.27	11,750	266	2.26
Demand accounts(2)	0.30	9,966	30	0.30	9,251	32	0.35	8,948	62	0.69
Interest-bearing
Non-interest-bearing
Money market accounts	1.75	13,703	216	1.58	11,082	250	2.26	10,668	428	4.00
CDs	3.40	63,571	2,451	3.86	60,279	3,006	4.99	54,822	3,636	6.63
IRAs	3.68	8,857	363	4.10	8,206	411	5.01	7,524	452	6.01
FHLB advances	--	383	2	0.52	--	--	--	--	--	--
Total interest-bearing liabilities	2.59	110,081	3,177	2.89	101,369	3,859	3.81	93,732	4,844	5.17

Net interest income			$5,652			$4,620			$4,079
Net interest rate spread	4.77%			4.72%			4.34%			4.05%
Net interest margin(3)
assets				4.87%			4.44%			4.21%
Average interest-earning assets to
average interest-bearing liabilities			1.05x			1.03x			1.03x
_________________
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2) Includes $3.7 million, $3.3 million and $3.0 million of non-interest-bearing demand deposits at September 30, 2003 2002 and 2001, respectively.
(3) Net interest income divided by interest-earning assets.

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Rate/Volume Analysis

            The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended September 30,
	2003 vs. 2002
	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable	$1,165	$ (657)	$ 508
Other	(86)	(72)	(158)

Total interest-earning assets	$1,079	$ (729)	350

Interest-bearing liabilities:
Savings accounts	$ 12	$ (57)	(45)
Demand accounts	2	(4)	(2)
Money market accounts	51	(85)	(34)
IRA accounts	31	(79)	(48)
Certificates of deposit	157	(712)	(554)
FHLB advances	2	-	2

Total interest-bearing liabilities	$ 255	$ (937)	(682)

Net interest income			$1,032

Comparison of Operating Results for the Years Ended September 30, 2003 and September 30, 2002

            General. Net income decreased $67,000, or 10.1%, to $597,000 for the year ended September 30, 2003 from $664,000 for the year ended September 30, 2002. The decrease in net income resulted primarily from an increase in noninterest expense, an increase in income tax expense and an increase in the provision for loan losses, partially offset by an increase in net interest income and an increase in noninterest income. Had we not been exempt from income tax due to our credit union status during a portion of fiscal 2002, and not received a tax benefit for the year ended September 30, 2002, our net income for fiscal 2002 would have been $418,000, or 30.0% less than fiscal 2003.

            Interest Income. Total interest income increased by $331,000, or 3.9%, to $8.8 million for the year ended September 30, 2003 from $8.5 million for the year ended September 30, 2002. The primary factor for the increase in interest income was the $14.7 million increase in the

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average balance of loans receivable from $98.9 million for the year ended September 30, 2002 to $113.6 million for the year ended September 30, 2003. The increase was the result of loan originations exceeding repayments due to strong demand, reflecting generally lower interest rates in fiscal 2003. The average yield on loans receivable decreased to 7.69% from 8.32%, reflecting decreased market rates of interest.

            Interest income from interest-bearing deposits decreased $87,000, or 85.3%, to $15,000 for the year ended September 30, 2003 from $102,000 for the year ended September 30, 2002. The decrease resulted from a decrease in the average balance to $743,000 from $2.3 million, which was due to the maturity of our certificates of deposit in other financial institutions and the utilization of the proceeds to fund new loan originations.

            Interest Expense. Total interest expense decreased $682,000, or 17.7%, to $3.2 million for the year ended September 30, 2003 from $3.9 million for the year ended September 30, 2002. The decrease in interest expense resulted primarily from a decrease in interest expense on deposit accounts. Interest expense on deposits decreased $684,000, or 17.7%, to $3.2 million for the year ended September 30, 2003 from $3.9 million for fiscal 2002. The decrease resulted from a 92 basis point decrease in the average cost of deposits to 2.89% from 3.81%, reflecting generally lower market rates of interest in fiscal 2003.

            Net Interest Income. Net interest income increased by $1.1 million, or 23.1%, to $5.7 million for the year ended September 30, 2003 from $4.6 million for fiscal 2002. The net interest rate spread and the net interest margin increased during the period, reflecting lower levels of rates paid on deposits and a change in asset mix due to increased loan demand, which was partially funded with proceeds from the maturity of lower yielding certificates of deposit in other financial institutions. The net interest spread increased 38 basis points to 4.72% from 4.34% while the net interest margin increased 43 basis points to 4.87% from 4.44%.

            Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level management believes will reflect probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. In fiscal 2003, we recorded a provision for loan losses of $406,000 to reflect an 18.3% increase in gross loans, including a 30.5% increase in first mortgages on residential real estate.

            This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. The allowance for loan losses as a percentage of loans outstanding increased to .38% at September 30, 2003 from .33% at September 30, 2002. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

            Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be

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necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of September 30, 2003 is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable.

            Noninterest Income. Noninterest income increased $225,000, or 20.3%, to $1.3 million for the year ended September 30, 2003 from $1.1 million for fiscal 2002, as a result of increases in customer service fees of $126,000 on deposit accounts, due primarily to growth in demand accounts, and loan fees of $62,000, due to increased lending activity.

            Noninterest Expense. Noninterest expense increased $967,000, or 20.7%, to $5.6 million for the year ended September 30, 2003 from $4.7 million for the year ended September 30, 2002. This increase was primarily the result of an $859,000 increase in salaries and employee benefits, due to additional loans, personnel to support increased loan demand and the acquisition of a new branch. Occupancy expense also increased $249,000 as we added additional branches. These increases were partially offset by a $202,000 reduction in other expenses, due to one-time charges associated with the charter change during fiscal 2002 not recurring in fiscal 2003.

            Income Tax Expense. Income tax expense increased to $390,000, or 39.5%, of income before income taxes for the year ended September 30, 2003 from $27,000, or 3.8%, of income before income taxes for the year ended September 30, 2002. As a credit union, no income tax expense was recorded due to our not-for-profit status. Upon conversion to a thrift charter in December 2001, we recorded a tax benefit of $194,000 as a result of a change in tax status and in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Had we been a thrift for all of fiscal 2002, our income tax expense would have been $273,000 in fiscal 2002, for an effective tax rate of 39.5%.

Liquidity and Commitments

            We are required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At September 30, 2003, our liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits with a maturity of one year or less and current borrowings was 3.8%.

            Citizens Community Federal's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Citizens Community Federal's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding

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loans and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, Citizens Community Federal invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. Citizens Community Federal also generates cash through borrowings. Citizens Community Federal utilizes Federal Home Loan Bank advances to leverage its capital base and provide funds for its lending and investment activities, and to enhance its interest rate risk management.

            Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or certificates of deposit in other financial institutions. On a longer term basis, Citizens Community Federal maintains a strategy of investing in various lending products as described in greater detail under "Business of Citizens Community Federal - Lending Activities." Citizens Community Federal uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, and to fund loan commitments. At September 30, 2003, the total approved loan origination commitments outstanding amounted to $222,000. At the same date, unused lines of credit were $5.2 million. Certificates of deposit scheduled to mature in one year or less at September 30, 2003, totaled $47.2 million. Although the average cost of deposits has decreased throughout fiscal 2003, management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Citizens Community Federal. In addition, the Bank has the ability at September 30, 2003 to borrow an additional $39.5 million from the Federal Home Loan Bank of Chicago as a funding source to meet commitments and for liquidity purposes.

Capital

            Consistent with its goals to operate a sound and profitable financial organization, Citizens Community Federal actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total retained earnings was $11.0 million at September 30, 2003, or 8.4% of total assets on that date. As of September 30, 2003, Citizens Community Federal exceeded all capital requirements of the Office of Thrift Supervision. Citizens Community Federal's regulatory capital ratios at September 30, 2003 were as follows: core capital 8.6%; Tier I risk-based capital, 12.5%; and total risk-based capital, 12.9%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively. As a result of converting to the thrift charter, Citizens Community Federal is also required to maintain core capital of 8.0% until December 2004.

Impact of Inflation

            The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars,

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without considering changes in the relative purchasing power of money over time due to inflation.

            Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

            The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements and Critical Accounting Policies

            During 2003, the Financial Accounting Standard Board ("FASB") issued the following accounting standards related to the financial services industry:

            The FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which is effective for fiscal years beginning after December 15, 2003. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. It also requires prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Implementation of this statement is not expected to have a material impact on our financial position or results or operations.

            The FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for certain contracts entered into or modified after June 30, 2003, and for certain hedging relationships designated after June 30, 2003. Implementation of this statement did not have a material impact on our financial position or results or operations because we currently do not have any derivative instruments or engage in any hedging activities.

            The FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement established standards for how an issuer classifies and measures certain financial

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instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Implementation of this statement is not expected to have a material effect on our financial position or results of operations.

            The FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation defined a variable interest entity as a corporation, partnership, trust, or any other legal structure used for the business purpose that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. This interpretation will require a variable interest entity to be consolidated by a bank if that bank is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual return. The provisions of this interpretation are required to be applied immediately to variable interests entities created after January 31, 2003. We do not have any variable interest entities and, accordingly, the implementation of this interpretation did not result in any impact on our financial position or results of operations.

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BUSINESS OF CITIZENS COMMUNITY FEDERAL

General

            We were originally chartered in 1938 as a credit union. Through the years, we evolved into a full-service, multi-branch community credit union serving the people who live, work or worship in the Wisconsin counties of Chippewa and Eau Claire, and parts of Pepin, Buffalo and Trempealeau, as well as businesses and other entities located in these counties, and members and employees of the Hocak Nation. We completed the conversion from a federal credit union charter to a federal mutual savings bank charter as of December 10, 2001. The objective of the charter conversion was to better serve customers and the local community through the broader lending ability of a savings bank, and to expand our customer base beyond the limited field of membership permitted for credit unions.

            On November 1, 2003, we acquired the Mankato, Minnesota branch of another bank. As part of that acquisition, we obtained $7.9 million of deposits and $800,000 of loans related to the Mankato branch.

            Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent loans secured by first and second mortgages on owner-occupied, one- to four-family residences and a variety of consumer loans.

            Our revenues are derived principally from interest on loans.

            We offer a variety of deposit accounts having a wide range of interest rates and terms, which generally include savings accounts, money market deposit and term certificate accounts and demand accounts. We solicit deposits in our market areas and on occasion have accepted brokered certificates of deposit with similar rates as our other certificates of deposit accounts.

Market Areas

            We intend to continue to be a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. We are headquartered in Eau Claire, Wisconsin, and have nine retail offices primarily serving Eau Claire, Buffalo, Jackson, Sauk, Barron and Chippewa counties in Wisconsin and Blue Earth County in Minnesota. Our geographic market area for loans and deposits is principally northwestern and central Wisconsin and south central Minnesota. As of June 30, 2003, we had an 8.9% market share of FDIC-insured deposits in Eau Claire County, ranking us fourth among all insured depository institutions in our market area.

            The local economy is historically based on manufacturing, but has moved to a more service-oriented economy in the last four decades. Median household income and per capita income for our market area are below the state and national averages, reflecting the urban nature of the market and availability of high paying white collar and technical jobs. As of August 2003, our market area reported an unemployment rate of 4.6%, as compared to the national average of 6.1%. Major employers in our market area include Chippewa Valley Technical

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College, Consumers Co-op Association, University of Wisconsin - Eau Claire and Taylor Corporation.

Lending Activities

            General. Our first mortgage loans carry a fixed rate of interest. First mortgage loans generally are long-term and amortize on a monthly basis with principal and interest due each month. A majority of our first mortgage loans also contain a payable on demand clause, which allows us to call the loan due after a stated period, usually between two and five years from origination. We also have home equity loans in our portfolio which have an interest rate that adjusts based on the prime rate. At September 30, 2003, our net loan portfolio totaled $123.1 million, which constituted 94.4% of our total assets.

            Mortgage loans up to $200,000 and consumer loans may be approved at various levels by loan officers and senior management. The President may approve loans up to $1.6 million. Loans outside our general underwriting guidelines must be approved by the board of directors.

            At September 30, 2003, the maximum amount which we could have loaned to any one borrower and the borrower's related entities was approximately $1.6 million. Our largest lending relationship to a single borrower or a group of related borrowers consisted of three loans to a local entrepreneur totaling $381,000 at September 30, 2003. These loans were secured by residential real estate located in Eau Claire, Wisconsin. The loans were current as of September 30, 2003.

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            Loan Portfolio Composition. The following table presents information concerning the composition of Citizens Community Federal's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.

	At September 30,
	2003		2002		2001		2000		1999
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Real Estate Loans:
First mortgages	$ 71,108	57.54%	$ 54,505	52.19%	$43,026	45.81%	$40,061	43.89%	$39,422	48.16%
Second mortgages	4,661	3.77	5,687	5.45	1,638	1.74	1,780	1.95	1,475	1.80
Multi-family and commercial	239	0.20	147	0.10	---	---	---	---	---	---
Total real estate loans	76,008	61.51	60,339	57.74	44,664	47.55	41,841	45.84	40,897	49.96

Consumer Loans:
Automobile	26,905	21.77	29,882	28.61	26,403	28.11	25,606	28.06	18,761	22.92
Secured personal loans	17,028	13.80	10,615	10.20	18,738	20.00	19,298	21.10	17,548	21.40
Unsecured personal loans	3,633	2.90	3,604	3.50	4,119	4.40	4,523	5.00	4,653	5.70
Total consumer loans	47,566	38.47	44,101	42.31	49,260	52.51	49,427	54.16	40,962	50.02

Total loans	123,574	100.00%	104,440	100.00%	93,924	100.00%	91,268	100.00%	81,859	100.00%

Less:
Allowance for loan losses	467		349		306		333		269

Total loans receivable, net	$123,107		$104,091		$93,618		$90,935		$81,590

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            The following table shows the composition of Citizens Community Federal's loan portfolio by fixed- and adjustable-rate at the dates indicated.

	At September 30,
	2003		2002		2001		2000		1999
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Fixed Rate Loans
Real estate
First mortgages(1)	$ 71,108	57.5%	$ 54,505	52.2%	$43,026	45.8%	$40,061	43.9%	$39,422	48.2%
Second mortgages	4,099	3.3	5,303	5.1	1,148	1.2	1,304	1.4	914	1.1
Multi-family and commercial	239	0.2	147	0.1	--	--	--	--	--	--
Total real estate loans	75,446	61.0	59,955	57.4	44,174	47.0	41,365	45.3	40,336	49.3

Consumer loans	47,566	38.5	44,101	42.2	49,260	52.5	49,427	54.2	40,962	50.0

Total fixed rate loans	123,012	99.5	104,056	99.6	93,434	99.5	90,792	99.5	81,298	99.3

Adjustable Rate Loans
Real estate
First mortgages	--	--	--	--	--	--	--	--	--	--
Second mortgages	562	0.5	384	0.4	490	0.5	476	0.5	561	0.7
Multi-family and commercial	--	--	--	--	--	--	--	--	--	--
Total real estate loans	562	0.5	384	0.4	490	0.5	476	0.5	561	0.7

Consumer	--	--	--	--	--	--	--	--	--	--

Total adjustable rate loans	562	0.5	384	0.4	490	0.5	476	0.5	561	0.7

Total loans	123,574	100.0%	104,440	100.0%	93,924	100.0%	91,268	100.0%	81,859	100.0%

Less:
Allowance for loan losses	467		349		306		333		269

Total loans receivable, net	$123,107		$104,091		$93,618		$90,935		$81,590

_______________________________
(1)            Includes $66.4 million in 2003, $51.2 million in 2002, $47.3 million in 2001, $39.3 million in 2000 and $38.4 million in 1999 of loans with a payable on demand clause.

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            The following schedule illustrates the contractual maturity of Citizens Community Federal's loan portfolio at September 30, 2003. Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	Real Estate						Consumer
	First Mortgage(1)		Second Mortgage		Multi-Family and Commercial		Automobile		Secured Personal		Unsecured Personal		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in Thousands)
Due During Years Ending September 30,

2004(2)	$ --	--%	$ 562	6.29%	$ --	--%	$ 194	8.40%	$ 1,124	7.04%	$1,675	15.12%	$ 3,555	10.80%
2005	4	7.50	--	--	--	--	623	9.05	561	8.74	169	9.24	1,357	8.94
2006	8	6.18	125	9.64	95	7.32	2,160	8.97	942	8.61	251	9.39	3,581	8.88
2007 - 2008	648	6.31	666	8.17	--	--	16,061	8.50	9,163	8.47	1,538	9.49	28,076	8.49
2009 - 2010	608	6.19	329	8.34	--	--	7,866	7.82	1,211	7.37	--	--	10,014	7.68
2011 - 2025	35,882	6.29	2,979	8.76	--	--	--	--	4,028	7.71	--	--	42,889	6.59
2026 and after	33,958	6.75	--	--	144	7.25	--	--	--	--	--	--	34,102	6.75

	$71,108	6.51	$ 4,661	8.37	$239	7.28	$26,904	8.35	$17,029	8.13	$3,633	12.07	$123,574	7.37
______________________
(1) Includes $66.4 million of loans with a payable on demand clause.
(2) Includes home equity lines of credit, credit card loans, loans having no stated maturity and overdraft loans.

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            The total amount of loans due after September 30, 2004 which have predetermined interest rates is $120.0 million, while the total amount of loans due after such date which have floating or adjustable interest rates is $0.

            First Mortgage Lending. We focus our lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences in our market area. At September 30, 2003, one- to four-family residential mortgage loans totaled $75.8 million, or 61.3% of our gross loan portfolio.

            We generally underwrite our one- to four-family loans based on the applicant's employment and credit history, their debt to income ratio and the appraised value of the subject property. Presently, we generally lend up to 80% of the appraised value for one- to four-family residential loans, up to 70% for non-owner occupied residential loans. For loans used to purchase the property with a loan-to-value ratio in excess of 80%, we require private mortgage insurance in order to reduce our exposure below 80%. Properties securing our one- to four-family loans are appraised by independent fee appraisers approved by the board of directors to the extent the loan exceeds $50,000. In-house appraisals, prepared by persons other than the originating loan officer, may be used for loans of less than $50,000, or loans of less than $100,000 if the loan-to-value ratio is less than 50%. We require our borrowers to obtain evidence of clear title and hazard insurance, and flood insurance, if necessary.

            We currently originate most of our one- to four-family mortgage loans on a fixed-rate basis. Our pricing strategy for mortgage loans includes setting interest rates that are consistent with customer demands and our internal needs. Our one- to four-family loans are not assumable. Most of our mortgage loans include a payable on demand clause, which allows us to call the loan at any time after the demand date. The demand date is set based on the loan to value ratio and other underwriting criteria, and is usually two to five years from the date of origination. During the year ended September 30, 2003, we originated $42.2 million of one- to four-family loans which included the payable on demand clause. Fixed-rate loans secured by one- to four-family residences have contractual maturities of up to 30 years, and are generally fully amortizing, with payments due monthly.

            Second Mortgage Lending. We also offer second mortgage loans and home equity lines of credit. Our home equity lines of credit totaled $562,000 and comprised 0.5% of our gross loan portfolio at September 30, 2003. These loans may be originated in amounts, together with the amount of the existing first mortgage, of up to 80% of the value of the property securing the loan. We may go over 80% of the value of the property securing the loan if we hold the first mortgage. Home equity lines of credit are originated with an adjustable rate of interest, based on the prime rate of interest plus a margin, fixed for the first year and adjustable monthly thereafter. Home equity lines of credit have up to a 10 year draw period and require the payment of 1.5% of the outstanding loan balance per month during the draw period, which amount may be reborrowed at any time during the draw period. Once the draw period has lapsed, the payment is fixed based on the loan balance at that time. At September 30, 2003, unfunded commitments on these lines of credit totaled $468,000.

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            We also offer second mortgage loans with a fixed rate of interest. These loans may be amortized up to 15 years with a balloon payment at three, five or 10 years. At September 30, 2003, our fixed-rate second mortgage loans totaled $4.1 million, or 3.3% of our gross loan portfolio.

            Multi-family and Commercial Real Estate Lending. As part of the acquisition of the Chippewa Falls branch on November 1, 2002, we obtained a nominal amount of multi-family and commercial real estate loans. Currently, we have no plans to originate any new commercial or multi-family loans, but may consider doing so in future. At September 30, 2003, multi-family and commercial real estate loans totaled $239,000 or 0.20% of loan portfolio.

            We do not generally maintain an insurance escrow account for loans secured by multi-family and commercial real estate, although we may maintain a tax escrow account for these loans. In order to monitor the adequacy of cash flows on income-producing properties, the borrower is requested or required to provide periodic financial information.

            Loans secured by multi-family and commercial real estate properties are generally larger and involve a greater degree of credit risk than one- to four-family residential mortgage loans. These loans typically involve larger balances to single borrowers or groups of related borrowers. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired.

            Consumer Lending. Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates, and carry higher rates of interest than do one- to four-family residential mortgage loans. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities. At September 30, 2003, our consumer and other loan portfolio totaled $47.8 million, or 38.7% of our gross loan portfolio. We offer a variety of secured consumer loans, including new and used auto loans, boat and recreational vehicle loans, and loans secured by savings deposits. We also offer a limited amount of unsecured loans. We originate our consumer and other loans primarily in our market areas.

            Auto loans totaled $26.9 million at September 30, 2003, or 21.8% of our gross loan portfolio. Auto loans may be written for up to five years for a new car and four years for a used car with fixed rates of interest. Loan-to-value ratios are up to 100% of the sales price for new autos and 100% of the retail value on used autos, based on a valuation from official used car guides. In addition, we may, on occasion, originate auto secured loans in excess of 100% loan-to-value ratio based upon the credit quality of the borrower.

            Auto loans may also be originated through our indirect lending program. Indirect auto loans are made using the same underwriting guidelines as auto loans originated directly by us.

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            We also originate secured loans on an indirect basis through One Source, our indirect dealer program. These secured consumer loans consist of loans for a wide variety of products, including automobiles, recreational vehicles, pianos, all terrain vehicles, televisions and sewing machines. One Source is currently comprised of 110 active dealers with businesses located throughout our market area. In some instances, the participating dealer may receive a premium rate for the amount over our initial interest rate. The loans are generally originated with terms from 12 to 18 months and carry fixed rates of interest. We follow our internal underwriting guidelines in evaluating loans obtained through One Source including credit scoring to approve loans. At September 30, 2003, our indirect lending portfolio totaled $15.3 million.

            We also originate unsecured consumer loans consisting primarily of credit card loans totaling $958,000 at September 30, 2003, overdraft protection loans totaling $583,000 at September 30, 2003 and loans made through our Freedom Loan program. Our Freedom Loan program offers unsecured loans to consumers with a fixed rate of interest for a maximum term of 48 months for amounts not to exceed $20,000 per individual. At September 30, 2003, loans originated through our Freedom Loan program totaled $2.1million.

            Consumer and other loans may entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of consumer loans which are secured by rapidly depreciable assets, such as automobiles and recreational vehicles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. See "Risk Factors - Our loan portfolio possesses increased risk due to our substantial number of consumer loans."

Loan Originations and Repayments

            We originate loans through referrals from real estate brokers and builders, our marketing efforts, and our existing and walk-in customers. Our ability to originate loans is dependent upon customer demand for loans in our market areas. Demand is affected by competition and the interest rate environment. Since we became a savings bank, we have significantly increased our origination of residential real estate loans. During the past few years, we, like many other financial institutions, have experienced significant prepayments on loans due to the low interest rate environment prevailing in the United States. In periods of economic uncertainty, the ability of financial institutions, including us, to originate or purchase large dollar volumes of real estate loans may be substantially reduced or restricted, with a resultant decrease in interest income.

            Since we have not purchased or sold any loans, we do not service any loans other then those we originate.

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            The following table shows the loan origination, purchase, sale and repayment activities of Citizens Community Federal for the periods indicated.

	Year Ended September 30,
	2003	2002	2001
	(In Thousands)
Originations by type:
Real estate(1)	$48,369	$36,530	$20,474
Non-real estate - consumer	38,995	35,271	33,315
Total loans originated	87,364	71,801	53,789

Repayments:
Principal repayments	68,129	61,110	51,139
Loans transferred to other real estate	101	175	--
Net increase (decrease)	$19,134	$10,516	$ 2,650
_______________________________
(1)            Real estate loans include loans with a payable on demand feature of $42.2 million in 2003, $31.7 million in 2002 and $15.6 million in 2001. Real estate loans also include home equity lines of credit of $163,000 in 2003, $0 in 2002 and $73,000 in 2001.

Asset Quality

            When a borrower fails to make a payment on a mortgage loan on or before the due date, a late notice is mailed five days after the due date. When the loan is 10 days past due, a loan officer will begin contacting the borrower by phone. This process will continue until satisfactory payment arrangements have been made. If the loan becomes two payments and ten days past due, a notice of right-to-cure default is sent. If the loan becomes over 90 days delinquent, a drive-by inspection is done while further attempts to contact the borrower by phone are made. After the loan is 120 days past due, and acceptable arrangements have not been made, we will generally refer the loan to legal counsel, with instructions to prepare a notice of intent to foreclose. This notice allows the borrower up to 30 days to bring the loan current. During this 30 day period, we will still attempt to contact the borrower to implement satisfactory payment arrangements. If the loan becomes 150 days past due and satisfactory arrangements have not been made, foreclosure will be instituted.

            For consumer loans a similar process is followed, with the initial written contact being made once the loan is five days past due. Follow-up contacts are generally on an accelerated basis compared to the mortgage loan procedure.

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            Delinquent Loans. The following table sets forth our loan delinquencies by type, number and amount at September 30, 2003.

	Loans Delinquent For:
	60-89 Days		90 Days and Over		Total Delinquent Loans
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in Thousands)

Real estate	--	$ --	3	$162	3	$162

Consumer(1)	64	229	98	400	162	629

Total	64	$229	101	$562	165	$791
__________________
(1) Includes credit card accounts.

            Non-performing Assets. The table below sets forth the amounts and categories of non-performing assets in our loan portfolio. Loans are placed on non-accrual status when the loan becomes more than 90 days delinquent. At all dates presented, we had no troubled debt restructurings which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates. Foreclosed assets owned include assets acquired in settlement of loans.

	At September 30,
	2003	2002	2001	2000	1999
	(Dollars in Thousands)

Non-accruing loans:
One- to four-family	$ 162	$ 51	$ --	$ --	$ 36
Consumer(1)	400	483	404	396	285
Total	562	534	404	396	321

Foreclosed assets:
One- to four-family	--	73	--	--	61
Consumer	--	--	--	--	--
Total	--	73	--	--	61

Total non-performing assets	$ 562	$ 607	$ 404	$ 396	$ 382
Total as a percentage of total assets	0.43%	0.53%	0.37%	0.40%	0.39%
___________
(1) Includes credit card accounts.

            For the year ended September 30, 2003, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $21,000. No amount was included in interest income on loans for this period.

            Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of September 30, 2003, there was also an aggregate of $268,000 of loans with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the

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non-performing asset categories. These loans have been considered in management's determination of the adequacy of our allowance for loan losses.

            Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the Office of Thrift Supervision to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

            When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management and approved by the board of directors. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the Office of Thrift Supervision and the FDIC, which may order the establishment of additional general or specific loss allowances.

            In connection with the filing of our periodic reports with the Office of Thrift Supervision and in accordance with our classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review of our assets, at September 30, 2003, we had classified $350,000 of our assets as substandard, none as doubtful and none as loss. The total amount classified represented 3.2% of our equity capital and 0.3% of our assets at September 30, 2003.

            Provision for Loan Losses. We recorded a provision for loan losses for the year ended September 30, 2003 of $406,000, compared to $375,000 for the year ended September 30, 2002. The provision for loan losses is charged to income to bring our allowance for loan losses to reflect probable incurred losses based on the factors discussed below under "-- Allowance for Loan Losses." The provision for loan losses for the year ended September 30, 2003 was based on management's review of such factors which indicated that the allowance for loan losses reflected probable incurred losses in the loan portfolio as of the year ended September 30, 2003.

            Allowance for Loan Losses. We maintain an allowance for loan losses to absorb probable incurred losses in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the estimated probable incurred losses in the loan portfolio. In evaluating the level

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of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.

            At September 30, 2003, our allowance for loan losses was $467,000 or 0.4% of the total loan portfolio. Assessing the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, reflects estimated probable loan losses in our loan portfolios.

            The following table sets forth an analysis of our allowance for loan losses.

	Year Ended September 30,
	2003	2002	2001	2000	1999
		(Dollars in Thousands)

Balance at beginning of period	$ 349	$ 306	$ 333	$ 269	$ 181

Charge-offs:
One- to four-family	(16)	(2)	(13)	--	(4)
Consumer	(297)	(340)	(266)	(178)	(130)
Total charge-offs	(313)	(342)	(279)	(178)	(134)

Recoveries:
Consumer	25	10	22	40	21
Total recoveries	25	10	22	40	21

Net charge-offs	(288)	(332)	(257)	(138)	(113)
Other - obtained through acquisition	--	--	--	--	40
Additions charged to operations	406	375	230	202	161
Balance at end of period	$ 467	$ 349	$ 306	$ 333	$ 269

Ratio of allowance for loan losses to net loans outstanding at end of period	0.38%	0.34%	0.33%	0.37%	0.33%

Ratio of net charge-offs during the period to average loans outstanding during the period	0.25%	0.33%	0.27%	0.16%	0.13%

Ratio of net charge-offs during the period to average non-performing assets	49.0%	66.0%	64.0%	35.0%	35.0%

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            The distribution of our allowance for losses on loans at the dates indicated is summarized as follows:

	At September 30,
	2003			2002			2001			2000			1999
	Amount of Loan Loss Allow- ance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allow- ance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allow- ance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allow- ance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allow- ance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)

Real estate	$ 9	$ 75,769	61%	$ 4	$ 60,192	58%	$ 4	$44,664	48%	$ 1	$41,841	46%	$ --	$40,897	50%
Consumer	433	47,805	39	340	44,248	42	293	49,260	52	309	49,427	54	244	40,962	50
Unallocated	25	--	--	5	--	--	9	--	--	23	--	--	25	--	--
Total	$ 467	$123,574	100%	$349	$104,440	100%	$306	$93,924	100%	$333	$91,268	100%	$269	$81,859	100%

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Investment Activities
            Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, including callable agency securities, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. See "How We Are Regulated - Citizens Community Federal" and "- Qualified Thrift Lender Test" for a discussion of additional restrictions on our investment activities.

            The executive vice president/chief financial officer has the basic responsibility for the management of our investment portfolio, subject to the direction and guidance of the investment committee. The executive vice president/chief financial officer considers various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

            The general objectives of our investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk."

            Our investment securities have historically consisted solely of certificates of deposit of insured savings institutions. At September 30, 2003, we had no investment securities, except FHLB stock.

            The following table sets forth the composition of the Bank's investment securities and interest-bearing deposits at the dates indicated.

	At September 30,
	2003		2002		2001
	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
	(Dollars in Thousands)

Investment securities:
FHLB stock	$671	100.00%	$ 553	100.00%	$ --	100.00%

Interest-bearing deposits with banks	$ --	--%	$1,485	100.00%	$6,931	100.00%

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Sources of Funds

            General. Our sources of funds are deposits, borrowings, payment of principal and interest on loans, interest earned on or maturation of other investment securities and funds provided from operations.

            Deposits. We offer a variety of deposit accounts to both consumers and businesses having a wide range of interest rates and terms. Our deposits consist of savings accounts, money market deposit accounts and demand accounts and certificates of deposit. We solicit deposits primarily in our market areas and from financial institutions and have accepted a limited amount of brokered deposits. At September 30, 2003, we had $2.4 million of brokered deposits. We primarily rely on competitive pricing policies, marketing and customer service to attract and retain these deposits.

            The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. We have become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. We try to manage the pricing of our deposits in keeping with our asset/liability management, liquidity and profitability objectives, subject to competitive factors. Based on our experience, we believe that our deposits are relatively stable sources of funds. Despite this stability, our ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.

            The following table sets forth our deposit flows during the periods indicated.

	Year Ended September 30,
	2003	2002	2001
	(Dollars in Thousands)

Opening balance	$104,429	$ 98,128	$89,336
Net deposits	7,358	2,442	3,948
Interest credited	3,176	3,859	4,844

Ending balance	$114,963	$104,429	$98,128

Net increase (decrease)	$ 10,534	$6,301	$ 8,792

Percent increase (decrease)	10.1%	6.4%	9.8%

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            The following table sets forth the dollar amount of savings deposits in the various types of deposit programs we offered at the dates indicated.
	At September 30,
	2003		2002		2001
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)
Transactions and Savings Deposits:

Demand accounts	$ 10,559	9.19%	$ 9,373	8.97%	$ 9,129	9.30%
Savings accounts	15,096	13.13	13,634	13.06	12,825	13.07
Money market accounts	15,849	13.79	11,556	11.07	10,608	10.81

Total non-certificates	41,504	36.11	34,563	33.10	32,562	33.18

Certificates:

9-12 month CDs	13,622	11.85	15,722	15.06	12,539	12.78
17-18 month CDs	9,588	8.34	9,880	9.46	18,020	18.36
24-48 month CDs	37,562	32.67	32,572	31.19	24,366	24.83
Anniversary CDs	1,452	1.26	1,168	1.12	1,533	1.56
Institutional CDs	2,794	2.43	2,771	2.65	1,802	1.84
Borrowers CDs	8	0.01	2	--	2	--
IRA	8,433	7.33	7,751	7.42	7,304	7.45

Total certificates	73,459	63.89	69,866	66.90	65,566	66.82

Total Deposits	114,963	100.00%	104,429	100.00%	98,128	100.00%

            The following table shows rate and maturity information for the Citizens Community Federal's certificates of deposit at September 30, 2003.

	0.00- 2.99%	2.00- 3.99%	4.00- 5.99%	6.00- 7.99%	Total	Percent of Total
	(Dollars in Thousands)
Certificate accounts maturing during the years ended:

September 30, 2004	$25,132	$ 8,135	$ 8,650	$4,834	$46,751	64.0%
September 30, 2005	5,210	4,330	2,253	921	12,714	17.0
September 30, 2006	320	4,807	2,211	--	7,338	10.0
September 30, 2007	--	3,576	2,780	--	6,356	9.0
Thereafter	--	--	--	300	300	0.0

Total	$30,662	$20,848	$15,894	$6,055	$73,459	100.0%

Percent of total	41.7%	28.4%	21.6%	8.3%

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            The following table indicates the amount of Citizens Community Federal's certificates of deposit by time remaining until maturity as of September 30, 2003.
	Maturity
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 months	Total
	(In thousands)

Certificates of deposit less than $100,000	$10,468	$10,996	$16,252	$21,570	$59,286

Certificates of deposit of $100,000 or more	3,525	2,421	3,089	5,138	14,173

Total certificates of deposit	$13,993	$13,417	$19,341	$26,708	$73,459

            Borrowings. Although deposits are our primary source of funds, we may utilize borrowings when they are a less costly source of funds and can be invested at a positive interest rate spread, when we desire additional capacity to fund loan demand or when they meet our asset/liability management goals. Our borrowings consist of advances from the Federal Home Loan Bank of Chicago. See Note 7 of the Notes to Consolidated Financial Statements.
            We may obtain advances from the Federal Home Loan Bank of Chicago upon the security of certain of our mortgage loans. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features. At September 30, 2003, we had $3.7 million in Federal Home Loan Bank advances outstanding and the ability to borrow an additional $39.5 million.

            The following table sets forth the maximum month-end balance and average balance of our borrowings for the periods indicated.

	Year Ended September 30,
	2003	2002	2001
	(In Thousands)
Maximum Balance:
FHLB advances	$3,700	$ --	$ --

Average Balance:
FHLB advances	$ 386	$ --	$ --

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            The following table sets forth certain information as to Citizens Community Federal's borrowings at the dates indicated.
	At September 30,
	2003	2002	2001
	(Dollars in Thousands)

FHLB advances	$3,700	$ --	$ --

Total borrowings	$3,700	$ --	$ --

Weighted average interest rate of FHLB advances	1.39%	--%	--%

Subsidiary and Other Activities

            As a federally chartered savings bank, we are permitted by Office of Thrift Supervision regulations to invest up to 2% of our assets, or $2.6 million at September 30, 2003, in the stock of, or unsecured loans to, service corporation subsidiaries. We may invest an additional 1% of our assets in service corporations where such additional funds are used for inner-city or community development purposes. Citizens Community Federal does not currently have any subsidiary service corporations.

Competition

            We face strong competition in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers. Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.

            We attract our deposits through our branch office system. Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds and other alternative investments. We compete for these deposits by offering superior service and a variety of deposit accounts at competitive rates. Based on branch deposit data provided by the FDIC at June 30, 2003, Citizens Community Federal's share of deposits was approximately 8.9% in Eau Claire County and less than 3.0% in all other market area counties.

Employees

            At September 30, 2003, we had a total of 56 full-time employees and 43 part-time employees. Our employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

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Properties

            At September 30, 2003, we had eight full service offices. We lease the space in which our administrative offices are located. At September 30, 2003, we owned all but two of our branch offices. The net book value of our investment in premises, equipment and leaseholds, excluding computer equipment, was approximately $1.9 million at September 30, 2003.

            The following table provides a list of Citizens Community Federal's main and branch offices and indicates whether the properties are owned or leased:

Location	Owned or Leased	Lease Expiration Date	Net Book Value at September 30, 2003 (Dollars in Thousands)
ADMINISTRATIVE OFFICE 2174 Eastridge Center Eau Claire, WI 54701	Leased	April 30, 2006	N/A
BRANCH OFFICES:
Westside Branch 2125 Cameron Street Eau Claire, WI 54703	Owned	N/A	$322,877
East Branch 1028 N. Hillcrest Parkway Altoona, WI 54720	Owned	N/A	$328,905
Fairfax Branch 219 Fairfax Street Altoona, WI 54720	Owned	N/A	$928,049
Mondovi Branch 695 E. Main Street Mondovi, WI 54755	Leased	June 30, 2007	N/A
Rice Lake Branch 2462 S. Main Street Rice Lake, WI 54868	Leased	April 30, 2007	N/A
Chippewa Falls Branch 427 W. Prairie View Road Chippewa Falls, WI 54729	Owned	N/A	$289,392
Baraboo Branch S2423 Highway 12 Baraboo, WI 53913	Owned(1)	N/A	$ 5,941
Black River Falls Branch W9036 Highway 54 E. Black River Falls, WI 54615	Owned(1)	N/A	$ 58,457
Mankato Branch(2) 1410 E. Madison Avenue Mankato, MN 56001	Leased	October 30, 2010	N/A
______________
(1) The building is owned and the land is leased.
(2) Location acquired as of November 2003.

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            We believe that our current facilities are adequate to meet the present and immediately foreseeable needs of Citizens Community Federal and Citizens Community Bancorp.

            We currently utilize FISERV-Galaxy, an in-house data processing system. The net book value of the data processing and computer equipment utilized by us at September 30, 2003 was $197,000.

Legal Proceedings

            From time to time we are involved as plaintiff or defendant in various legal actions arising in the normal course of business. We do not anticipate incurring any material liability as a result of such litigation.

            MANAGEMENT

Management of Citizens Community Bancorp

            The board of directors of Citizens Community Bancorp consists of the same individuals who serve as directors of Citizens Community Federal. The board of directors of Citizens Community Bancorp is divided into three classes, each of which contains approximately one-third of the board. The directors will be elected by the stockholders of Citizens Community Bancorp for three year terms, or until their successors are elected. One class of directors, consisting of Richard McHugh, Thomas C. Kempen and James R. Murray, has a term of office expiring at the first annual meeting of stockholders. A second class of directors, consisting of Brian R. Schilling and David B. Westrate, has a term of office expiring at the second annual meeting of stockholders. The third class of directors, consisting of Donna E. Talmage and James G. Cooley, has a term of office expiring at the third annual meeting of stockholders.

            The following individuals are executive officers of Citizens Community Bancorp and hold the offices set forth below opposite their names.

Executive	Position Held with Citizens Community Bancorp

James G. Cooley	President and Chief Executive Officer
John D. Zettler	Executive Vice President and Chief Financial Officer
Timothy J. Cruciani	Senior Vice President
Johnny W. Thompson	Senior Vice President
Rebecca Johnson	Vice President

            The executive officers of Citizens Community Bancorp are elected annually and hold office until their respective successors have been elected or until death, resignation or removal by the board of directors.

            Information concerning the principal occupations, employment and compensation of the directors and executive officers of Citizens Community Bancorp is set forth under "- Management of Citizens Community Federal" and "- Executive Officers Who Are Not

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Directors." Directors of Citizens Community Bancorp initially will not be compensated by Citizens Community Bancorp but will serve and be compensated by Citizens Community Federal. It is not anticipated that separate compensation will be paid to directors of Citizens Community Bancorp until such time as these persons devote significant time to the separate management of Citizens Community Bancorp's affairs, which is not expected to occur until Citizens Community Bancorp becomes actively engaged in additional businesses other than holding the stock of Citizens Community Federal. Citizens Community Bancorp may determine that such compensation is appropriate in the future.

Management of Citizens Community Federal

            Because Citizens Community Federal is a mutual savings bank, its members have elected its board of directors. Upon completion of the reorganization, the directors of Citizens Community Federal immediately prior to the reorganization will continue to serve as directors of Citizens Community Federal in stock form. The board of directors of Citizens Community Federal in stock form will consist of seven directors divided into three classes, with approximately one-third of the directors elected at each annual meeting of stockholders. Because Citizens Community Bancorp will own all the issued and outstanding capital stock of Citizens Community Federal following the reorganization, the board of directors of Citizens Community Bancorp will elect the directors of Citizens Community Federal.

            The following table sets forth certain information regarding the board of directors of Citizens Community Federal.

Name	Age(1)	Positions Held With Citizens Community Federal	Director Since	Term of Office Expires

Richard McHugh	61	Chairman of the Board	1985	2004
Thomas C. Kempen	62	Vice Chairman of the Board	1982	2004
Brian R. Schilling	49	Director	1987	2005
Adonis E. Talmage	77	Director	1984	2006
David B. Westrate	60	Director	1991	2005
James R. Murray	48	Director	1992	2004
James G. Cooley	56	President, Chief Executive Officer and Director	1994	2006
_________________________

(1) As of September 30, 2003.

            The business experience of each director for at least the past five years is set forth below.

            Richard McHugh. Mr. McHugh is the Owner/President of Choice Products, USA.

            Thomas C. Kempen. Mr. Kempen is the owner of T. C. Kempen Landscaping Supplies & Consulting.

            Brian R. Schilling. Mr. Schilling is the Managing Partner of W.J. Bauman Associates, LTD, a certified public accounting firm.

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            Adonis E. ("Donna") Talmage. Ms. Talmage is currently retired. Prior to her retirement, she was an accounting and data processor for Consumers Co-Op Association.

            David B. Westrate. Mr. Westrate currently serves as planning supervisor for Sterling Education Services, Co., a position he has held for three years. Prior to that time, he was not employed.

            James R. Murray. Mr. Murray is an audit manager for Virchow, Krause & Company, a certified public accounting firm.

            James G. Cooley. Mr. Cooley is President and Chief Executive Officer of Citizens Community Federal, a position he has held since 1987.

Executive Officers Who Are Not Directors

            Each of the executive officers of Citizens Community Federal will retain his or her office following the reorganization. Officers are elected annually by the board of directors of Citizens Community Federal. The business experience for at least the past five years for each of the executive officers of Citizens Community Federal who do not serve as directors is set forth below.

            John Zettler. Age 48 years. Mr. Zettler is currently serving as Executive Vice President. In his capacity as Executive Vice President, Mr. Zettler assists the President in all of his duties with primary responsibility for financial information and human resources activity of Citizens Community Federal. Mr. Zettler joined Citizens Community Federal in 1980 and was named Executive Vice President in 1997.

            Timothy J. Cruciani. Age 43 years. Mr. Cruciani joined Citizens Community Federal in 1989 and became Senior Vice President of Operations in 1994. Mr. Cruciani manages the branch operations and the indirect paper operations of Citizens Community Federal.

            Johnny W. Thompson. Age 51 years. Mr. Thompson currently serves as Senior Vice President/Chief Administrative Officer, a position he has held since he joined Citizens Community Federal in 2002. Mr. Thompson oversees the direct marketing and communications associated with Citizens Community Federal. Prior to joining Citizens Community Federal, Mr. Thompson served as Vice President of Karwoski & Courage, a marketing communications firm.

            Rebecca Johnson. Age 42 years. Ms. Johnson serves as Vice President MIC/Accounting for Citizens Community Federal, a position she has held since 2002. She directs all computer/data processing and accounting activities associated with Citizens Community Federal. Ms. Johnson joined Citizens Community Federal in 1980.

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Meetings and Committees of the Board of Directors

            Our board of directors meets monthly. During the year ended September 30, 2003, the board of directors held 12 meetings. No director attended fewer than 75% of the total meetings of the board of directors and committees on which such board member served during this period.

            We currently have a standing Audit Committee. The Nominating Committee is appointed by the Chairman on an annual basis and consists of one to three directors.

            The Audit Committee is comprised of Directors Westrate, Schilling and Murray. The Audit Committee meets quarterly or on an as needed basis. The Audit Committee hires the independent auditors and reviews the audit report prepared by the independent auditors. In addition, the audit committee reviews the internal compliance results. This committee met three times in 2003.

Directors' Compensation

            Members of Citizens Community Federal's board of directors receive a fee of $666.66 for each board meeting attended. The Chairman of the Board is paid $1,500 per meeting attended.

Executive Compensation

            The following table sets forth a summary of certain information concerning the compensation paid by Citizens Community Federal for services rendered in all capacities during the year ended September 30, 2003 to the President and Chief Executive Officer of Citizens Community Federal and the two other highest compensated executive officers of Citizens Community Federal whose salary and bonus exceeded $100,000.

Summary Compensation Table
		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compen- sation ($)(1)	Restricted Stock Award ($)(2)	Options (#)(2)	All Other Compen- sation (3)

James G. Cooley, Chief Executive Officer and Director	2003	$187,064	$ ---	---	---	---	$172,734

John Zettler, Executive Vice President	2003	107,524	---	---	---	---	23,053

Johnny W. Thompson, Senior Vice President/Chief Administration Officer	2003	104,737	---	13,800(4)	---	---	40,393
_____________
(1)            This amount does not include personal benefits or perquisites which did not exceed the lesser of $50,000 or 10% of the named individuals' salary and bonus.
(2)            As a mutual institution, Citizens Community Federal does not have any stock option or restricted stock plans. Citizens Community Federal does, however, intend to adopt such plans following the reorganization. See "- Benefits -- Other Stock Benefit Plans."
(3)            This amount represents Citizens Community Federal's contribution to its supplemental executive retirement plans of $167,356, $19,705 and $39,668, respectively, and to its 401(k) plan of $5,378, $3,348 and $725, respectively, on behalf of the named executive officers.
(4)            This amount includes $9,000 relocation expense and $4,800 auto allowance.

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Benefits

            General. Citizens Community Federal currently provides health and welfare benefits to its employees, including hospitalization, comprehensive medical insurance, dental, life and long-term disability insurance, subject to certain deductibles and copayments by employees. Citizens Community Federal also provides certain retirements benefits. See Note 9 of the Notes to Consolidated Financial Statements.

            Supplemental Executive and Director Retirement Plans. On August 1, 2002, the Bank adopted a Supplemental Executive and Director's Retirement Plan ("SERP"). The SERP is an unfunded, non-contributory defined benefit plan under which Citizens Community Federal will pay supplemental pension benefits to certain key employees and directors upon retirement. Benefits are based on a formula which includes participants' past and future earnings and years of service with Citizens Community Federal.

            401(k) Savings Plan. We offer a qualified, tax-exempt savings plan to our employees with a cash or deferred feature qualifying under Section 401(k) of the Code (the "401(k) Plan"). All salaried employees who have attained age 21 and completed 12 months of continuous employment, during which they worked at least 1,000 hours, are eligible to participate.

            Participants are permitted to make salary reduction contributions to the 401(k) Plan of up to 100% of their annual salary, up to a maximum of $12,000. We match each contribution in an amount equal to 150% of the participant's 401(k) deferrals for the year up to 3% of their salary. All contributions made by participants are before-tax contributions. All participant contributions and earnings are fully and immediately vested. All matching contributions are vested at a rate of 20% per year after a two year period over a five year period commencing after one year of employment with Citizens Community Federal. However, in the event of retirement at age 65 or older, permanent disability or death, a participant will automatically become 100% vested in the value of all matching contributions and earnings thereon, regardless of the number of years of employment with Citizens Community Federal.

            Participants may invest amounts contributed to their 401(k) Plan accounts in one or more investment options available under the 401(k) Plan. Changes in investment directions among the funds are permitted on a periodic basis pursuant to procedures established by the Plan Administrator. Each participant receives a quarterly statement which provides information regarding, among other things, the market value of his investments and contributions made to the 401(k) Plan on his behalf. Participants are permitted to borrow against their account balance in the 401(k) Plan. For the year ended September 30, 2003, Citizens Community Federal's contribution to the 401(k) Plan on behalf of Mr. Cooley, Mr. Zettler and Mr. Thompson was $5,378, $3,348 and $725, respectively.

            Employee Stock Ownership Plan. We intend to adopt an employee stock ownership plan for employees of Citizens Community Bancorp and Citizens Community Federal to become effective upon the reorganization. Employees of Citizens Community Bancorp and Citizens Community Federal who have been credited with at least 1,000 hours of service during a twelve month period are eligible to participate in the employee stock ownership plan.

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            As part of the reorganization, it is anticipated that the employee stock ownership plan will borrow funds from Citizens Community Bancorp. The employee stock ownership plan will use these funds to purchase a number of shares of common stock equal to up to 8.0% of the maximum amount of common stock that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal. It is anticipated that this loan will equal 100% of the aggregate purchase price of the common stock acquired by the employee stock ownership plan. The loan to the employee stock ownership plan will be repaid principally from Citizens Community Federal's contributions to the employee stock ownership plan over a period of ten years, and the collateral for the loan will be the common stock purchased by the employee stock ownership plan. The interest rate for the loan is expected to be the minimum rate prescribed by the Internal Revenue Code. Citizens Community Bancorp may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by Citizens Community Bancorp or upon the sale of treasury shares by Citizens Community Bancorp. These purchases, if made, would be funded through additional borrowings by the employee stock ownership plan or additional contributions from Citizens Community Federal. The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

            Shares purchased by the employee stock ownership plan with the proceeds of the loan will be held in a suspense account and released to participants' accounts as debt service payments are made. Shares released from the employee stock ownership plan will be allocated to each eligible participant's employee stock ownership plan account based on the ratio of each such participant's compensation to the total compensation of all eligible employee stock ownership plan participants. Forfeitures will be reallocated among remaining participating employees and may reduce any amount Citizens Community Bancorp might otherwise have contributed to the employee stock ownership plan. The account balances of participants within the employee stock ownership plan will become 100% vested after five years of service. Credit for eligibility and vesting is given for years of service with Citizens Community Federal prior to adoption of the employee stock ownership plan. In the case of a "change in control," as defined in the employee stock ownership plan, which triggers a termination of the employee stock ownership plan, participants will become immediately fully vested in their account balances. Benefits are payable upon retirement or other separation from service. Citizens Community Bancorp's contributions to the employee stock ownership plan are not fixed, so benefits payable under the employee stock ownership plan cannot be estimated.

            ___________________________ is expected to serve as trustee of the employee stock ownership plan. Under the employee stock ownership plan, the trustee must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of the participating employees, and unallocated shares will be voted in the same ratio on any matter as those allocated shares for which instructions are given.

            GAAP requires that any third party borrowing by the employee stock ownership plan be reflected as a liability on Citizens Community Bancorp's statement of financial condition. Since

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the employee stock ownership plan is borrowing from Citizens Community Bancorp, such obligation is not treated as a liability, but will be excluded from stockholders' equity. If the employee stock ownership plan purchases newly issued shares from Citizens Community Bancorp, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

            The employee stock ownership plan will be subject to the requirements of ERISA, and the regulations of the IRS and the Department of Labor thereunder.

            Other Stock Benefit Plans. In the future, we intend to adopt a stock option plan and a restricted stock plan for the benefit of selected directors, officers and employees. We anticipate that the stock option plan and restricted stock plan will have reserved a number of shares equal to 10% and 4%, respectively, of the maximum amount of Citizens Community Bancorp common stock that could be sold by us to the public in a mutual holding company reorganization under federal regulations based on RP Financial's appraisal. Grants of common stock pursuant to the restricted stock plan will be issued without cost to the recipient. If a determination is made to implement a stock option plan or restricted stock plan, it is anticipated that any such plans will be submitted to stockholders for their consideration at which time stockholders would be provided with detailed information regarding such plan. If such plans are approved, and effected, they will have a dilutive effect on Citizens Community Bancorp's stockholders as well as affect Citizens Community Bancorp's net income and stockholders' equity, although the actual results cannot be determined until such plans are implemented. Any such stock option plan or restricted stock plan will not be implemented less than six months after the date of the completion of the reorganization, subject to continuing Office of Thrift Supervision jurisdiction.

            Employment Agreements for Executive Officers. Citizens Community Federal currently has rolling three-year employment agreements with each of its five executive officers, including James G. Cooley, John D. Zettler and Johnny W. Thompson. Under the employment agreements, the initial salary levels were $165,438, $99,238 and $99,750 for each of the above-named officers, respectively. In addition, the amount of salary provided for under the agreements is increased by 7% per year with respect to Messrs. Cooley and Zettler and 5% per year with respect to Mr. Thompson. The agreements also provide for equitable participation by the officers in Citizen Community Federal's employee benefit plans.

            The agreements may be terminated by Citizens Community Federal at any time or by the executive if he is assigned duties inconsistent with his title, duties, responsibilities and status. In the event that the officer's employment is terminated without cause or constructively terminated, Citizens Community Federal would be required to honor the terms of the agreement through the expiration of the contract, including payment of the then current cash compensation.

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Loans and Other Transactions with Officers and Directors

            Citizens Community Federal has followed a policy of granting loans to officers and directors, which fully complies with all applicable federal regulations. Loans to directors and executive officers are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with non-insider employees prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features.

            All loans we make to our directors and executive officers are subject to Office of Thrift Supervision regulations restricting loans and other transactions with affiliated persons of Citizens Community Federal. Loans to all directors and executive officers and their associates totaled approximately $55,000 at September 30, 2003, which was 0.5% of our equity at that date. All loans to directors and executive officers were performing in accordance with their terms at September 30, 2003.

HOW WE ARE REGULATED

            Set forth below is a brief description of certain laws and regulations which are applicable to Citizens Community Bancorp and Citizens Community Federal. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

            Legislation is introduced from time to time in the United States Congress that may affect the operations of Citizens Community Bancorp and Citizens Community Federal. In addition, the regulations governing Citizens Community Bancorp and Citizens Community Federal may be amended from time to time by the Office of Thrift Supervision. Any such legislation or regulatory changes in the future could adversely affect Citizens Community Bancorp or Citizens Community Federal. No assurance can be given as to whether or in what form any such changes may occur.

General

            Citizens Community Federal, as a federally chartered savings institution, is subject to federal regulation and oversight by the Office of Thrift Supervision extending to all aspects of its operations. Citizens Community Federal also is subject to regulation and examination by the FDIC, which insures the deposits of Citizens Community Federal to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally chartered savings institutions are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting stockholders. This regulatory oversight will continue to apply to Citizens Community Federal following the reorganization.

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            The Office of Thrift Supervision regularly examines Citizens Community Federal and prepares reports for the consideration of Citizens Community Federal's board of directors on any deficiencies that it may find in Citizens Community Federal's operations. The FDIC also has the authority to examine Citizens Community Federal in its role as the administrator of the Savings Association Insurance Fund. Our relationship with its depositors and borrowers also is regulated to a great extent by both Federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of our mortgage requirements. Any change in such regulations, whether by the FDIC, the Office of Thrift Supervision or Congress, could have a material adverse impact on Citizens Community Bancorp and Citizens Community Federal and their operations.

Citizens Community Bancorp

            Pursuant to regulations of the Office of Thrift Supervision and the terms of Citizens Community Bancorp's charter, the purpose and powers of Citizens Community Bancorp are to pursue any or all of the lawful objectives of a thrift holding company and to exercise any of the powers accorded to a thrift holding company.

            If we fail the qualified thrift lender test, Citizens Community Bancorp must obtain the approval of the Office of Thrift Supervision prior to continuing after such failure, directly or through other subsidiaries, any business activity other than those approved for multiple thrift companies or their subsidiaries. In addition, within one year of such failure Citizens Community Bancorp must register as, and will become subject to, the restrictions applicable to bank holding companies.

Citizens Community Federal

            The Office of Thrift Supervision has extensive authority over the operations of savings institutions. As part of this authority, we are required to file periodic reports with the Office of Thrift Supervision and we are subject to periodic examinations by the Office of Thrift Supervision and the FDIC. When these examinations are conducted by the Office of Thrift Supervision and the FDIC, the examiners may require Citizens Community Federal to provide for higher general or specific loan loss reserves. All savings institutions are subject to a semi-annual assessment, based upon the savings institution's total assets, to fund the operations of the Office of Thrift Supervision.

            The Office of Thrift Supervision also has extensive enforcement authority over all savings institutions and their holding companies, including Citizens Community Federal and Citizens Community Bancorp. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision. Except under certain circumstances, public disclosure of final enforcement actions by the Office of Thrift Supervision is required.

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            In addition, the investment, lending and branching authority of Citizens Community Federal is prescribed by federal laws and it is prohibited from engaging in any activities not permitted by such laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal institutions in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the Office of Thrift Supervision. Federal savings institutions are also generally authorized to branch nationwide. Citizens Community Federal is in compliance with the noted restrictions.

            Citizens Community Federal's general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At September 30, 2003, Citizens Community Federal's lending limit under this restriction was $1.6 million. Citizens Community Federal is in compliance with the loans-to-one-borrower limitation.

            The Office of Thrift Supervision, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan.

Insurance of Accounts and Regulation by the FDIC

            Citizens Community Federal is a member of the Savings Association Insurance Fund, which is administered by the FDIC. Deposits are insured up to the applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the Savings Association Insurance Fund or the Bank Insurance Fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Regulatory Capital Requirements

            Federally insured savings institutions, such as Citizens Community Federal, are required to maintain a minimum level of regulatory capital. The Office of Thrift Supervision has established capital standards, including a tangible capital requirement, a leverage ratio or core capital requirement and a risk-based capital requirement applicable to such savings institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The Office of Thrift Supervision is also authorized to impose capital requirements in excess of these standards on a case-by-case basis.

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            The capital regulations require tangible capital of at least 1.5% of adjusted total assets, as defined by regulation. Tangible capital generally includes common stockholders' equity and retained earnings, and certain noncumulative perpetual preferred stock and related earnings. In addition, generally all intangible assets, other than a limited amount of purchased mortgage servicing rights, and certain other items, must be deducted from tangible capital for calculating compliance with the requirement. At September 30, 2003, Citizens Community Federal had $156,000 of intangible assets.

            At September 30, 2003, Citizens Community Federal had tangible capital of $11.1 million, or 8.55% of adjusted total assets, which is approximately $9.2 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

            The capital standards also require core capital equal to at least 3.0% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a savings institution must maintain a core capital ratio of at least 4.0% to be considered adequately capitalized unless its supervisory condition is such as to allow it to maintain a 3.0% ratio. At September 30, 2003, Citizens Community Federal had no intangibles which were subject to these tests.

            At September 30, 2003, Citizens Community Federal had core capital equal to $11.1 million, or 8.55% of adjusted total assets, which is $5.9 million above the minimum requirement of 4.0% in effect on that date.

            The Office of Thrift Supervision also requires savings institutions to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The Office of Thrift Supervision is also authorized to require a savings institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At September 30, 2003, Citizens Community Federal had $323,000 of general loan loss reserves, which was less than 1.25% of risk-weighted assets.

            In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the Office of Thrift Supervision has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by Fannie Mae or Freddie Mac.

            On September 30, 2003, Citizens Community Federal had total risk-based capital of $11.5 million and risk-weighted assets of $89.1 million; or total capital of 12.86% of risk-weighted assets. This amount was $4.3 million above the 8.0% requirement in effect on that date.

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            The Office of Thrift Supervision and the FDIC are authorized and, under certain circumstances, required to take certain actions against savings institutions that fail to meet their capital requirements. The Office of Thrift Supervision is generally required to take action to restrict the activities of an "undercapitalized institution," which is an institution with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8.0% risk-based capital ratio. Any such institution must submit a capital restoration plan and until such plan is approved by the Office of Thrift Supervision may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The Office of Thrift Supervision is authorized to impose the additional restrictions.

            Any savings institution that fails to comply with its capital plan or has Tier 1 risk-based or core capital ratios of less than 3.0% or a risk-based capital ratio of less than 6.0% and is considered "significantly undercapitalized" must be made subject to one or more additional specified actions and operating restrictions which may cover all aspects of its operations and may include a forced merger or acquisition of the institution. An institution that becomes "critically undercapitalized" because it has a tangible capital ratio of 2.0% or less is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized institutions. In addition, the Office of Thrift Supervision must appoint a receiver, or conservator with the concurrence of the FDIC, for a savings institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. The OTS may take other action as it determines, with the concurrence of the FDIC, would better achieve its objective, after documenting why. If the OTS determines to take action other than appointing a conservator or receiver, a redetermination must be made not later than the end of the 90-day period beginning on the date the original determination is made. If a redetermination is not made, then a conservator or receiver will, notwithstanding the above and with certain exceptions, be appointed. In general, the OTS will appoint a receiver if the institution is critically undercapitalized on average during the calendar quarter beginning 270 days after the date on which the institution became critically undercapitalized.

            The Office of Thrift Supervision is also generally authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

            The imposition by the Office of Thrift Supervision or the FDIC of any of these measures on Citizens Community Federal may have a substantial adverse effect on its operations and profitability. At September 30, 2003, Citizens Community Federal was considered a "well-capitalized" institution.

Limitations on Dividends and Other Capital Distributions

            Office of Thrift Supervision regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

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            Generally, savings institutions, such as Citizens Community Federal, that before and after the proposed distribution remain well-capitalized, may make capital distributions during any calendar year equal to up to 100% of net income for the year-to-date plus retained net income for the two preceding years. However, an institution deemed to be in need of more than normal supervision by the Office of Thrift Supervision may have its dividend authority restricted by the Office of Thrift Supervision. Citizens Community Federal may pay dividends in accordance with this general authority.

            Savings institutions proposing to make any capital distribution need not submit written notice to the Office of Thrift Supervision prior to such distribution unless they are a subsidiary of a holding company or would not remain well-capitalized following the distribution. Upon completion of this offering, Citizens Community Federal will be a subsidiary of a holding company. Savings institutions that do not, or would not meet their current minimum capital requirements following a proposed capital distribution or propose to exceed these net income limitations must obtain Office of Thrift Supervision approval prior to making such distribution. The Office of Thrift Supervision may object to the distribution during that 30-day period based on safety and soundness concerns. See "- Regulatory Capital Requirements."

Liquidity

            All savings institutions, including Citizens Community Federal, are required to maintain sufficient liquidity to ensure a safe and sound operation.

Qualified Thrift Lender Test

            All savings institutions, including Citizens Community Federal, are required to meet a qualified thrift lender test to avoid certain restrictions on their operations. This test requires a savings institution to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At September 30, 2003, Citizens Community Federal met the test at 82.4%, and has always met the test since its effectiveness.

            Any savings institution that fails to meet the qualified thrift lender test must convert to a national bank charter, unless it requalifies as a qualified thrift lender and thereafter remains a qualified thrift lender. If an institution does not requalify and converts to a national bank charter, it must remain Savings Association Insurance Fund-insured until the FDIC permits it to transfer to the Bank Insurance Fund. If such an institution has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings institution and a national bank, and it is limited to national bank branching rights in its home state. In addition, the institution is immediately ineligible to receive any new Federal Home Loan Bank borrowings and is subject to national bank limits for payment of dividends. If such an institution has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national

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bank. In addition, it must repay promptly any outstanding Federal Home Loan Bank borrowings, which may result in prepayment penalties. If any institution that fails the qualified thrift lender test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies.

Community Reinvestment Act

            Under the Community Reinvestment Act, every FDIC-insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with the examination of Citizens Community Federal, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Citizens Community Federal. An unsatisfactory rating may be used as the basis for the denial of an application by the Office of Thrift Supervision. Due to the heightened attention being given to the Community Reinvestment Act in the past few years, Citizens Community Federal may be required to devote additional funds for investment and lending in its local community. Citizens Community Federal has not yet been examined for Community Reinvestment Act compliance.

Transactions with Affiliates

            Generally, transactions between a savings institution or its subsidiaries and its affiliates are required to be on terms as favorable to the institution as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the institution's capital. Affiliates of Citizens Community Federal include Citizens Community Bancorp and any company which is under common control with Citizens Community Federal. In addition, a savings institution may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. The Office of Thrift Supervision has the discretion to treat subsidiaries of savings institutions as affiliates on a case by case basis.

            Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the Office of Thrift Supervision. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must generally be made on terms substantially the same as for loans to unaffiliated individuals.

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Federal Securities Law

            The stock of Citizens Community Bancorp is registered with the SEC under the Securities Exchange Act of 1934, as amended. Citizens Community Bancorp will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Securities Exchange Act of 1934.

            Citizens Community Bancorp stock held by persons who are affiliates of Citizens Community Bancorp may not be resold without registration unless sold in accordance with certain resale restrictions. Affiliates are generally considered to be officers, directors and principal stockholders. If Citizens Community Bancorp meets specified current public information requirements, each affiliate of Citizens Community Bancorp will be able to sell in the public market, without registration, a limited number of shares in any three-month period.

Federal Reserve System

            The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts, primarily checking, NOW and Super NOW checking accounts. At September 30, 2003, Citizens Community Federal was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the Office of Thrift Supervision. See "- Liquidity."

            Savings institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require institutions to exhaust other reasonable alternative sources of funds, including Federal Home Loan Bank borrowings, before borrowing from the Federal Reserve Bank.

Federal Home Loan Bank System

            Citizens Community Federal is a member of the Federal Home Loan Bank of Chicago, which is one of 12 regional Federal Home Loan Banks, that administers the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans or advances to members in accordance with policies and procedures, established by the board of directors of the Federal Home Loan Bank, which are subject to the oversight of the Federal Housing Finance Board. All advances from the Federal Home Loan Bank are required to be fully secured by sufficient collateral as determined by the Federal Home Loan Bank. In addition, all long-term advances are required to provide funds for residential home financing.

            As a member, Citizens Community Federal is required to purchase and maintain stock in the Federal Home Loan Bank of Chicago. At September 30, 2003, Citizens Community Federal had $671,000 in Federal Home Loan Bank stock, which was in compliance with this requirement.

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            Under federal law the Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of Federal Home Loan Bank dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of Federal Home Loan Bank stock in the future. A reduction in value of Citizens Community Federal's Federal Home Loan Bank stock may result in a corresponding reduction in Citizens Community Federal's capital.

            For the year ended September 30, 2003, dividends paid by the Federal Home Loan Bank of Chicago to Citizens Community Federal totaled $41,800, as compared to $21,500 for the year ended September 30, 2002.

TAXATION

Federal Taxation

            General. Citizens Community Bancorp and Citizens Community Federal will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Citizens Community Bancorp or Citizens Community Federal. Citizens Community Federal's federal income tax returns have never been audited. Prior to December 10, 2001, Citizens Community Federal was a credit union, not generally subject to corporate income tax.

            Following the reorganization, Citizens Community Bancorp anticipates that it will file a consolidated federal income tax return with Citizens Community Federal commencing with the first taxable year after completion of the reorganization. Accordingly, it is anticipated that any cash distributions made by Citizens Community Bancorp to its stockholders would be considered to be taxable dividends and not as a non-taxable return of capital to stockholders for federal and state tax purposes.

            Method of Accounting. For federal income tax purposes, Citizens Community Federal currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on September 30, for filing its federal income tax return.

            Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Citizens Community Federal has not been subject to the alternative minimum tax, nor do we have any such amounts available as credits for carryover.

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            Net Operating Loss Carryovers. A financial institution may carryback net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 6, 1997. At September 30, 2003, Citizens Community Federal had no net operating loss carryforwards for federal income tax purposes.

            Corporate Dividends-Received Deduction. Citizens Community Bancorp may eliminate from its income dividends received from Citizens Community Federal as a wholly owned subsidiary of Citizens Community Bancorp if it elects to file a consolidated return with Citizens Community Federal. The corporate dividends-received deduction is 100% or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payor of the dividend. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of dividends received or accrued on their behalf.

State Taxation

            Citizens Community Bancorp and Citizens Community Federal will be subject to the Wisconsin corporate franchise (income) tax which is assessed at the rate of 7.9%. For this purpose, Wisconsin taxable income generally means federal taxable income subject to certain modifications provided for in the Wisconsin law.

RESTRICTIONS ON ACQUISITION OF CITIZENS COMMUNITY BANCORP
AND CITIZENS COMMUNITY FEDERAL

            The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire Citizens Community Bancorp, Citizens Community Federal or their respective capital stock are described below. Also discussed are certain provisions in Citizens Community Bancorp's charter and bylaws which may be deemed to affect the ability of a person, firm or entity to acquire Citizens Community Bancorp.

Federal Law

            The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days prior written notice. The Home Owners' Loan Act provides that no company may acquire "control" of a savings institution without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution,

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where certain enumerated "control factors" are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition of control if:
  it would result in a monopoly or substantially lessen competition;

  the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

  the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.
These restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

            For a period of three years following completion of the reorganization, Office of Thrift Supervision regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Citizens Community Bancorp or Citizens Community Federal without Office of Thrift Supervision approval.

Charter and Bylaws of Citizens Community Bancorp

            The following discussion is a summary of certain provisions of the charter and bylaws of Citizens Community Bancorp that relate to corporate governance. The description is necessarily general and qualified by reference to the charter and bylaws.

            Classified Board of Directors. Certain provisions of Citizens Community Bancorp's charter and bylaws will impede changes in majority control of the board of directors. Citizens Community Bancorp's charter provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms except for the initial directors. Thus, assuming a board of three directors or more, it would take two annual elections to replace a majority of Citizens Community Bancorp's board.

            Authorized But Unissued Shares of Capital Stock. Following the stock offering, Citizens Community Bancorp will have authorized but unissued shares of preferred stock and common stock. See "Description of Capital Stock of Citizens Community Bancorp" Although these shares could be used by the board of directors of Citizens Community Bancorp to make it more difficult or to discourage an attempt to obtain control of Citizens Community Bancorp through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes since Citizens Community MHC owns a majority of the common stock.

            How Shares Are Voted. Citizens Community Bancorp's charter provides that there will not be cumulative voting by stockholders for the election of Citizens Community Bancorp's directors. No cumulative voting rights means that Citizens Community MHC, as the holder of a

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majority of the shares eligible to be voted at a meeting of stockholders, may elect all directors of Citizens Community Bancorp to be elected at that meeting. This could prevent minority stockholder representation on Citizens Community Bancorp's board of directors.

            Restrictions on Acquisitions of Shares. Citizens Community Federal's charter provides that for a period of five years from the closing of the stock issuance, no person other than Citizens Community Bancorp and Citizens Community MHC, may offer directly or indirectly to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Citizens Community Bancorp. This provision does not apply to any tax-qualified employee benefit plan of Citizens Community Federal or Citizens Community Bancorp or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Citizens Community Bancorp or any of its subsidiaries so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner of more than 10% of any class of equity securities of Citizens Community Bancorp. In addition, during this five-year period, all shares owned over the 10% limit may not be voted in any matter submitted to stockholders for a vote. The inclusion of this provision in Citizens Community Federal's charter is deemed to restrict the acquisition and voting of shares of Citizens Community Bancorp.

            Procedures for Stockholder Nominations. Citizens Community Bancorp's bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the Secretary of Citizens Community Bancorp at least five days before the date of the annual meeting. The bylaws further provide that if a stockholder wanting to make a nomination or a proposal for new business does not follow the prescribed procedures, the proposal will not be considered until an adjourned, special, or annual meeting of the stockholders taking place 30 days or more thereafter. Management believes that it is in the best interests of Citizens Community Bancorp and its stockholders to provide enough time for management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

Benefit Plans

            In addition to the provisions of Citizens Community Bancorp's charter and bylaws described above, benefit plans of Citizens Community Bancorp and Citizens Community Federal intended to be adopted after completion of this offering contain provisions which also may discourage hostile takeover attempts which the board of directors of Citizens Community Federal might conclude are not in the best interests of Citizens Community Bancorp, Citizens Community Bancorp and Citizens Community Federal or Citizens Community Bancorp's stockholders. For a description of the benefit plans and the provisions of these plans relating to changes in control of Citizens Community Bancorp or Citizens Community Federal, see "Management - Benefits."

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DESCRIPTION OF CAPITAL STOCK OF
CITIZENS COMMUNITY BANCORP

General

            Citizens Community Bancorp is authorized to issue five million shares of common stock having a par value of $0.01 per share and one million shares of preferred stock having a par value of $0.01 per share. Citizens Community Bancorp currently expects to issue up to a maximum of 851,000 shares of common stock, or 978,650 shares in the event that the maximum of the estimated offering range is increased by 15%, and no shares of preferred stock in the reorganization. Each share of Citizens Community Bancorp's common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock in accordance with the plan of reorganization, all of the stock will be duly authorized, fully paid and nonassessable. Presented below is a description of all aspects of Citizens Community Bancorp's capital stock which are deemed material to an investment decision with respect to the reorganization.

            The common stock of Citizens Community Bancorp will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock

            Distributions. Citizens Community Bancorp can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of Citizens Community Bancorp will be entitled to receive and share equally in these dividends as they may be declared by the board of directors of Citizens Community Bancorp out of funds legally available for such purpose. If Citizens Community Bancorp issues preferred stock, the holders of such preferred stock may have a priority over the holders of the common stock with respect to dividends. See "Our Policy Regarding Dividends."

            Voting Rights. Upon the effective date of the reorganization, the holders of common stock of Citizens Community Bancorp will possess exclusive voting rights in Citizens Community Bancorp. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors, therefore, directors will be elected by a plurality of the shares actually voting on the matter. Under certain circumstances, shares in excess of 10% of the issued and outstanding shares of common stock may be considered "excess shares" and, accordingly, not be entitled to vote. See "Restrictions on Acquisition of Citizens Community Bancorp and Citizens Community Federal." If Citizens Community Bancorp issues preferred stock, holders of the preferred stock may also possess voting rights.

            Liquidation. In the event of any liquidation, dissolution or winding up of Citizens Community Federal, Citizens Community Bancorp, as holder of Citizens Community Federal's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Citizens Community Federal, including all deposit accounts and accrued interest thereon and the liquidation account established as part of this offering, all assets of Citizens

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Community Federal available for distribution. In the event of liquidation, dissolution or winding up of Citizens Community Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Citizens Community Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

            Rights to Buy Additional Shares. Holders of the common stock of Citizens Community Bancorp will not be entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if Citizens Community Bancorp issues more shares in the future. Therefore, if additional shares are issued by Citizens Community Bancorp without the opportunity for existing stockholders to purchase more shares, a stockholder's ownership interest in the Company may be subject to dilution. The common stock is not subject to redemption.

Preferred Stock

            None of the shares of Citizens Community Bancorp's authorized preferred stock will be issued in the reorganization. This stock may be issued with preferences and designations as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and reorganization rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Citizens Community Bancorp has no present plans to issue preferred stock. If preferred stock is issued in the future, Citizens Community Bancorp will not offer preferred stock to promoters except on the same terms as it is offered to all other existing stockholders or to new stockholders; or the issuance will be approved by a majority of Citizens Community Bancorp's independent directors who do not have an interest in the transaction and who have access, at Citizens Community Bancorp's expense, to its or independent legal counsel.

TRANSFER AGENT AND REGISTRAR

            The transfer agent and registrar for Citizens Community Bancorp common stock is ____________________________________________________.

EXPERTS

            Our consolidated financial statements as of September 30, 2003 and 2002 and for each of the two years in the period ended September 30, 2003 included in this prospectus have been audited by Wipfli LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon the report of this firm given upon the authority as experts in accounting and auditing.

            RP Financial has consented to the publication herein of the summary of its report to Citizens Community Federal setting forth its opinion as to the estimated pro forma market value of the common stock upon reorganization and its letter with respect to subscription rights.

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LEGAL AND TAX OPINIONS

            The legality of the common stock and the federal income tax consequences of the reorganization have been passed upon for Citizens Community Federal by Silver, Freedman & Taff, L.L.P., Washington, D.C., special counsel to Citizens Community Federal and Citizens Community Bancorp. The Wisconsin income tax consequences of the reorganization have been passed upon for Citizens Community Federal by Wipfli LLP. Certain legal matters will be passed upon for Keefe, Bruyette & Woods by Selman, Munson & Lerner PC, Austin, Texas.

ADDITIONAL INFORMATION

            Citizens Community Bancorp has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Citizens Community Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document. Citizens Community Federal also maintains a website (http://www.citizenscommunityfederal.net) which contains various information about Citizens Community Federal.

            Citizens Community Federal has filed a Mutual Holding Company Application on Form MHC-1 and a Holding Company Application on Form H-(e)1s with the Office of Thrift Supervision with respect to the reorganization. This prospectus omits certain information contained in those applications. The applications may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Midwest Regional Office of the Office of Thrift Supervision located at 122 W. John Carpenter Freeway, Suite 600, Irving, Texas 75039.

            In connection with the reorganization, Citizens Community Bancorp has registered its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, Citizens Community Bancorp and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of reorganization, Citizens Community Bancorp has undertaken that it will not terminate this registration for a period of at least three years following the reorganization.

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            A copy of the plan of reorganization, the charter and bylaws of Citizens Community Bancorp and Citizens Community Federal are available without charge from Citizens Community Federal. Requests for such information should be directed to: Stockholder Relations, Citizens Community Federal, 2174 Eastridge Center, Eau Claire, Wisconsin 54701.

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CITIZENS COMMUNITY BANCORP

INDEX TO FINANCIAL STATEMENTS

Page

Independent Auditor's Report	F-2

Balance Sheets as of September 30, 2003 and 2002	F-3

Statements of Income and Retained Earnings for the Years Ended September 30, 2003 and 2002	54

Statements of Cash Flows for the Years Ended September 30, 2003 and 2002	F-4

Notes to Financial Statements for the Years Ended September 30, 2003 and 2002	F-5 - F-17

            All schedules are omitted because the required information is not applicable or is included in the Financial Statements and related Notes.

            The financial statements of Citizens Community Bancorp have been omitted because Citizens Community Bancorp has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

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WIPFLi
    Business experts. Right from the start.

Independent Auditor's Report

Board of Directors
Citizens Community Federal
Altoona, Wisconsin

We have audited the accompanying balance sheets of Citizens Community Federal as of September 30, 2003 and 2002, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Citizens Community Federal at September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

October 22, 2003
Chippewa Falls, Wisconsin

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CITIZENS COMMUNITY FEDERAL

Balance Sheets
September 30, 2003 and 2002

Assets	2003	2002

Cash aid cash equivalents	3,074,024	5,935,121
Certificates of deposit in other financial institutions	0	1,485,000
Loans receivable, net	123,107,367	104,090,502
Office properties and equipment - Net	2,342,738	2,235,118
Federal Home Loan Bank stock	671,000	553,400
Accrued interest receivable	397,058	412,193
Other assets	807,696	545,330

TOTAL ASSETS	$130,399,883	$115,256,664

Liabilities and Equity
Liabilities
Deposits	$114,962,864	$104,428,502
Federal Home Loan Bank advances	3,700,000	0
Other liabilities	746,083	434,723

Total liabilities	119,408,947	104,863,225
Equity - Retained earnings	I 0,990,936	10,393,439

TOTAL LIABILITIES AND EQUITY	$130,399,883	$115,256,664

See accompanying notes to financial statements.

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CITIZENS COMMUNITY FEDERAL

Statements of Cash Flows
Years Ended September 30, 2003 and 2002

	2003	2002

Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$597,497	$664,593

Adjustments to reconcile net income to net cash provided by operating activities
Provision for depreciation	261,030	249,674
Provision for loan losses	405,530	375,061
Provision for deferred income taxes	(49,130)	26,535
Federal Home Loan Bank stock dividends	(41,800)	(21,500)
Increase in accrued interest receivable and other assets	(198,101)	(238,678)
Increase in other liabilities	311,360	182,125

Total adjustments	688,889	573,217

Net cash provided by operating activities	1,286,386	1,237,810

Cash flows from investing activities:
Net decrease in certificates of deposit in other financial institutions	1,485,000	1,785,000
Decrease in NCUSIF deposit	0	833,732
Purchase of Federal Home Loan Bank stock	(75,800)	(531,900)
Net increase in loans	(19,422,395)	(10,847,644)
Capital expenditures	(368,650)	(193,738)

Net cash used in investing activities	(18,381,845)	(8,954,550)

Cash flows from financing activities
Borrowings	3,700,000	0
Increase in deposits	10,534,362	6,300,431

Net cash provided by financing activities	14,234,362	6,300,431

Net decrease in cash aid cash equivalents	(2,861,097)	(1,416,309)
Cash aid cash equivalents - beginning	5,935,121	7,351,430

Cash aid cash equivalents - end	$3,074,024	$5,935,121

Supplemental cash flow information:
Cash paid during the year for:
Interest on deposits	$3,230,125	$3,819,373
Income taxes	504,000	0

Noncash investing and financing activities:
Loans transferred to foreclosed properties	101,054	175,183

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 1	Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles and general practices within the banking industry. Significant accounting and reporting policies follow.

Principal Business Activity

Citizens Community Federal (the "Bank") is a mutual savings bank. The Bank operates as a full-service financial institution with a primary market area including, but not limited to, west central Wisconsin. The Bank is subject to the regulations of the Office of Thrift Supervision (the "OTS") and undergoes periodic examinations by that regulatory authority.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, and interest-bearing deposits with original maturities of three months or less.

Certificates of Deposit in Other Financial Institutions

Certificates of deposit include interest-bearing certificates of deposit which have an original maturity greater than three months.

Interest and Fees on Loans

Interest on loans is credited to income as earned. Accrual of interest is discontinued when a loan becomes over 90 days delinquent. Uncollectible interest previously accrued is charged off or an allowance is established by means of a charge to interest income. Income is subsequently recognized only to the extent cash payments are received until all past due interest and principal have been collected, in which case the loan is returned to accrual status.

Loan origination fees are credited to income when received, as capitalization and amortization of the fees and related costs would not have a material effect on the overall financial statements. Premiums paid for origination of loans by dealers and merchants are deferred and recognized as an adjustment to interest income using the interest method over the contractual life of the loans.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses

The allowance for loan losses is provided based on past experience and prevailing market conditions and is established through a provision for loan losses charged to expense. Management's evaluation of loss considers various factors including, but not limited to, general economic conditions, loan portfolio composition, and prior loss experience. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely.

The Bank considers loans secured by residential real estate and all consumer loans to be large groups of smaller-balance homogenous loans. These loans are collectively evaluated in the analysis of the adequacy of the allowance for loan losses.

In management's judgment, the allowance for loan losses is adequate to cover probable losses relating to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio.

Foreclosed Properties

Real estate acquired by foreclosure or deed in lieu of foreclosure is initially recorded at its fair value less estimated costs to sell. Costs relating to the development and improvement of property are capitalized; holding costs are charged to expense.

Valuations are periodically performed by management and a charge to income is recorded if the carrying value of a property exceeds its fair value less estimated costs to sell.

Office Properties and Equipment

Office properties and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of office properties and equipment are reflected in income. Depreciation is computed on the straight-line method and is based on the estimated useful lives of the assets varying from 10 to 40 years for buildings and 3 to 10 years for equipment.

Federal Home Loan Bank Stock

The Bank's investment in Federal Home Loan Bank (FHLB) stock is carried at cost which is its redeemable (fair) value since the market for this stock is substantially restricted.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 1	Summary of Significant Accounting Policies (Continued)

Advertising Costs

Advertising costs are generally expensed as incurred.

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax credit is the result of changes in the net deferred tax liability.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commitments under credit card arrangements. Such financial instruments are recorded in the financial statements when they become payable.

Note 2	Charter Conversion

Effective December 10, 2001, Citizens Community Federal Credit Union members voted to approve the conversion of the financial institution to a federally chartered mutual savings bank.

The Bank is now subject to federal and state income taxes as a mutual savings bank. Deferred tax assets and liabilities, which existed at the conversion date, were recorded as a credit to income tax expense. The net effect of the change in tax status was an increase of $194,000 to 2002 net income.

Note 3	Cash and Cash Equivalents

Cash and cash equivalents in the amount of $105,000 was restricted at September 30, 2003, to meet the reserve requirements of the Federal Reserve System.

In the normal course of business, the Bank maintains cash and due from bank balances with correspondent banks which routinely exceed insured amounts. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Bank monitors the financial condition of correspondent banks and believes credit risk is minimal.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 4	Loans The composition of loans at September 30, follows:

	2003	2002

Real estate loans
First mortgages	$71,107,826	$54,504,569
Multi-family and commercial	239,019	146,758
Second mortgages	4,661,006	5,687,277

Total real estate loans	76,007,851	60,338,604

Consumer loans
Automobile	26,904,864	29,881,756
Secured personal	17,028,311	10,615,898
Unsecured personal	3,632,868	3,603,692

Total consumer loans	47,566,043	44,101,346

Gross loans	123,573,894	104,439,950
Less - Allowance for loan losses	466,527	349,448

Loans receivable, net	$123,107,367	$104,090,502

The aggregate amount of nonperforming loans was $561,680 and $533,933 at September 30, 2003 and 2002, respectively. Nonperforming loans are those which are contractually past due 90 days or more as to interest or principal payments, on a nonaccrual of interest status, or loans the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. If interest on those loans had been accrued, such income would have been $21,044 and $18,608 in 2003 and 2002, respectively.

There were no loans considered to be impaired during 2003 and 2002.

Directors, officers, and employees of the Bank, including their families and firms in which they are principal owners, are considered to be related parties. Substantially all loans to directors and executive officers were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and, in the opinion of management, did not involve more than the normal risk of collectibility or present other unfavorable features.

Directors and executive officers of the Bank had aggregate borrowings (direct and indirect) from the Bank totaling approximately $54,926 and $38,617 at September 30, 2003 and 2002, respectively.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 4	Loans (Continued) An analysis of the activity in the allowance for loan losses for the years ended September 30, follows:

	2003	2002

Balances at beginning	$349,448	$305,849
Provisions charged to operating expense	405,530	375,061
Loans charged off	(312,953)	(341,888)
Recoveries on loans	24,502	10,426

Balances at end	$466,527	$349,448

Note 5	Office Properties and Equipment Office properties and equipment at September 30, consists of the following:

	2003	2002

Land	$470,726	$470,726
Buildings	1,868,359	1,589,288
Furniture, equipment and vehicles	1,803,570	1,733,270

Subtotals	4,142,655	3,793,284
Less - Accumulated depreciation	1,799,917	1,558,166

Office properties and equipment - Net	$2,342,738	$2,235,118

Depreciation charged to operating expense totaled $261,030 and $249,674 for the years ended September 30, 2003 and 2002, respectively.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 6	Deposits The composition of deposits at September 30, follows:

	2003	2002

Non-interest-bearing demand deposits	$3,698,265	$3,261,089
Interest-bearing demand deposits	6,859,587	6,112,236
Savings accounts	15,095,714	13,633,594
Money market accounts	15,849,611	11,555,784
Certificate accounts	73,459,687	69,865,799

Total deposits	$114,962,864	$104,428,502

The aggregate amount of time deposit accounts with individual balances greater than $100,000 was $14,173,564 and $12,673,634 at September 30, 2003 and 2002, respectively.

At September 30, the scheduled maturities of certificate accounts are as follows:

2004	$46,750,855
2005	12,714,258
2006	7,339,145
2007	6,355,429
2008	300,000

Total	$73,459,687

Note 7	Federal Home Loan Bank Advances

At September 30, 2003 the Bank had $3,700,000 in Federal Home Loan Bank variable interest rate advances, currently at 1.39%. These advances are secured by a blanket lien consisting principally of one-to-four family real estate loans totaling in excess of $71,000,000. At September 30, 2003, the Bank's unused portion of this open line of credit totaled approximately $39,500,000. There were no advances outstanding at September 30, 2002.

The Bank owns stock in the Federal Home Loan Bank totaling $671,000 and $553,400 at September 30, 2003 and 2002, respectively. The stock is recorded at cost, which approximates fair value. The Bank is required to hold the stock as a member of the Federal Home Loan Bank, and transfer of the stock is substantially restricted.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 8	Income Taxes The components of the provision for income taxes are as follows:

	2003	2002

Current tax expense:
Federal	$345,242	$0
State	93,989	0

Total current	439,231	0

Deferred tax expense (benefit):
Federal	(39,330)	176,535
State	(9,800)	44,000

Total deferred	(49,130)	220,535

Change in tax status	0	(194,000)

Total provision for income taxes	$390,101	$26,535

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Bank's assets and liabilities net of a valuation allowance for deferred tax assets not likely to be realized. The major components of net deferred tax liabilities at September 30, are as follows:

	2003	2002

Deferred tax assets:
Mutual savings bank start up costs	$65,200	$86,300
Defined benefit retirement plan	165,600	22,800
Net operating loss carryovers	0	37,065

Deferred tax assets	230,800	146,165

Deferred tax liabilities:
Depreciation	(23,200)	(12,100)
Allowance for loan losses	(159,705)	(152,000)
Federal Home Loan Bank stock dividends	(25,300)	(8,600)

Deferred tax liabilities	(208,205)	(172,700)

Net deferred tax asset (liability)	$22,595	$(26,535)

The provision for income taxes varies from the applicable federal statutory income tax rate of 34%, primarily as a result of state income taxes and the effects of recording deferred tax items in connection with the conversion to mutual savings bank taxable status. (See Note 2)

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 9	Retirement Plans

401(k) Plan

The Bank sponsors a 401(k) profit sharing plan that covers substantially all employees. Employees may make pretax voluntary contributions to the plan which are matched in part by the Bank. Employer matching contributions to the plan were $48,173 and $47,377 for 2003 and 2002, respectively.	Supplemental Executive and Director Retirement Plans

On August 1, 2002, the Bank adopted a Supplemental Executive and Directors' Retirement Plan ("SERP"). The SERP is an unfunded, non-contributory defined benefit plan under which the Bank will pay supplemental pension benefits to certain key employees and directors upon retirement. Benefits are based on a formula which includes participants' past and future earnings and years of service with the Bank. Prior service costs associated with plan adoption are amortized to expense over the remaining working life of each participant.

Actuarial assumptions include an assumed discount rate of seven percent on benefit obligations and annual salary increases of five percent.

The accumulated benefit obligation was $1,358,031 and $1,168,246 and the accrued benefit cost was $414,066 and $60,083 at September 30, 2003 and 2002, respectively. The accrued benefit cost is included in the balance sheet caption "Other liabilities".

The components of net periodic benefit cost are as follows:

	2003	2002

Beginning	$60,083	$0
Service cost	110,032	18,141
Interest cost	81,753	12,899
Amortization of prior service cost	162,198	29,043

Ending SERP benefit liability	$414,066	$60,083

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 10	Leases

The Bank leases its administrative and data processing center located in Eau Claire, Wisconsin. The lease, which is for 10 years expiring in 2006, is classified as an operating lease. Monthly rent of $6,638 is fixed throughout the lease term and includes utilities and property taxes. The Bank has two, five-year renewal options on the lease. The Mondovi and Rice Lake branches, and the Eau Claire training center are also rented under operating leases expiring through 2007.

Total rental expense for all operating leases was $148,598 and $120,449 for the years ended September 30, 2003 and 2002, respectively.

Future minimum lease payments by year and in the aggregate under the original terms of the noncancelable operating leases consist of the following:

2004	$125,980
2005	110,763
2006	74,131
2007	12,123

Total	$322,997

Note 11	Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk

The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are commitments to extend credit. A summary of the Bank's commitments and contingent liabilities at September 30, is as follows:

	2003	2002

Real estate equity advance plan (REAP)	$468,115	$367,852
Kwik cash and lines of credit	1,637,361	1,674,525
Mastercard and VISA credit cards	3,123,780	3,145,345

Total	$5,299,256	$5,187,722

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 11	Commitments and Contingencies (Continued)

Financial Instruments with Off-Balance-Sheet Risk (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A portion of the commitments is expected to be drawn upon, thus representing future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and personal property. Substantial amounts of unsecured personal loans are granted by the Bank. However, ongoing credit evaluations of customers are performed.

Concentration of Credit Risk

The majority of the Bank's loans and commitments have been granted to customers in the Bank's local market area. The concentrations of credit by type are set forth in Note3. Management believes the diversity of the area economy will prevent significant losses in the event of an economic downturn.

Contingencies

In the normal course of business, the Bank occasionally becomes involved in various legal proceedings. In the opinion of management, any liability from such proceedings would not have a material adverse effect on the business or financial condition of the Bank.

Note 12	Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of September 30, 2003, the Bank meets all capital adequacy requirements to which it is subject.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 12	Capital Requirements (Continued)

As of September 30, 2003, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual and regulatory capital amounts and ratios are presented as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

September 30, 2003:
Tier 1 and 2 capital (to risk-weighted assets)	$11,458,000	12.9%	$7,129,280	≥ 8.0%	$8,911,600	≥ 10.0%
Tier 1 capital (to risk-weighted assets)	$11,135,000	12.5%	$3,564,640	≥ 4.0%	$5,346,960	≥ 6.0%
Tier 1 capital (to adjusted assets)	$11,135,000	8.6%	$5,215,760	≥ 4.0%	$6,519,700	≥ 5.0%

September 30, 2002:
Tier 1 and 2 capital (to risk-weighted assets)	$10,628,000	13.4%	R6,337,000	≥ 8.0%	$7,921,000	≥ 10.0%
Tier 1 capital (to risk-weighted assets)	$10,393,000	13.1%	$3,169,000	≥ 4.0%	$4,753,000	≥ 6.0%
Tier 1 capital (to adjusted assets)	$10,393,000	9.0%	$4,610,000	≥ 4.0%	$5,763,000	≥ 5.0%

Note 13	Fair Value of Financial Instruments

Fair value estimates, methods, and assumptions for the Bank's financial instruments are summarized below.

Cash, Due From Banks, and Interest-Bearing Deposits

The carrying values approximate the fair values for these assets.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 13	Fair Value of Financial Instruments (Continued)

Loans

Fair value is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as residential mortgage and consumer. The fair value of loans is calculated by discounting scheduled cash flows, using discount rates reflecting the credit and interest rate risk inherent in the loan.

The methodology in determining fair value of nonaccrual loans is to average them into the blended interest rate at 0% interest. This has the effect of decreasing the carrying amount below the risk-free rate amount and therefore discounts the estimated fair value.

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loan's effective interest rate of the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans approximate the estimated fair values for these assets.

Federal Home Loan Bank Stock

Fair value for the Federal Home Loan Bank stock is based on its redeemable (carrying) value, as the market for this stock is restricted.

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings accounts, and money market accounts, is the amount payable on demand on the reporting date. The fair value of certificate accounts is calculated by using discounted cash flows applying interest rates currently being offered on similar certificates.

Federal Home Loan Bank Advances

The fair value of FHLB advances is estimated using discounted cash flows based on the Bank's current incremental borrowing rates for similar borrowing arrangements.

Off-Balance-Sheet Instruments

The fair value of commitments would be estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the customers. Since this amount is immaterial, no amounts for fair value are presented.

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CITIZENS COMMUNITY FEDERAL

Notes to Financial Statements

Note 13	Fair Value of Financial Instruments (Continued) Off-Balance-Sheet Instruments (Continued) The carrying amount and estimated fair value of financial instruments at September 30, 2003 were as follows:

	Carrying Amount	Estimated Fair Value

Financial assets:
Cash and cash equivalents	$3,074,024	$3,074,024
Loans receivable	123,107,367	125,062,000
FHLB stock	671,000	671,000

Financial Liabilities:
Deposits	114,962,864	116,204,000
FHLB advances	3,700,000	3,700,000

Limitations

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters that could affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Deposits with no stated maturities are defined as having a fair value equivalent to the amount payable on demand. This prohibits adjusting fair value derived from retaining those deposits for an expected future period of time. This component, commonly referred to as a deposit base intangible, is neither considered in the above amounts nor recorded as an intangible asset on the balance sheet. Significant assets and liabilities that are not considered financial assets and liabilities include office properties and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 14	Subsequent Event

The Bank has received regulatory approval for a branch acquisition in Mankato, Minnesota. The transaction will be completed on November 1, 2003. Under terms of the agreement, the Bank will assume $7.9 million of deposit liabilities in exchange for $6.9 million of cash and $800,000 of loans and other assets. A premium of $200,000 was paid by the Bank.

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No person has been authorized to give any information or to make any representation other than as contained in this prospectus in connection with the offering made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by Citizens Community Bancorp, Citizens Community Federal or Keefe, Bruyette & Woods, Inc. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Citizens Community Bancorp or Citizens Community Federal since any of the dates as of which information is furnished herein or since the date hereof.		UP TO 851,000 SHARES

TABLE OF CONTENTS
Page
Summary
Risk Factors
Selected Financial and Other Data
Citizens Community Bancorp
Citizens Community Federal
Citizens Community MHC
How We Intend to Use the Proceeds
Market for the Common Stock
Our Policy Regarding Dividends
Pro Forma Data
Capitalization
Citizens Community Federal Exceeds All Regulatory Capital
   Requirements
Our Reorganization and Stock Offering
Proposed Purchases by Management
Management's Discussion and Analysis of Financial
   Condition and Results of Operations
Business of Citizens Community Federal
Management
How We Are Regulated
Taxation
Restrictions on Acquisition of Citizens Community
   Bancorp and Citizens Community
   Federal
Description of Capital Stock of Citizens Community
   Bancorp
Transfer Agent and Registrar
Experts
Legal and Tax Opinions
Additional Information
Index to Financial Statements	___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ ___ F-1	CITIZENS COMMUNITY BANCORP (Proposed Holding Company for Citizens Community Federal) COMMON STOCK ______________ PROSPECTUS ______________
Until __________, 2004 (25 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.		Keefe, Bruyette & Woods, Inc. ____________, 2004

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Section 545.121 of the Office of Thrift Supervision (OTS) regulations provides indemnification for directors and officers of the Bank. Although there are no indemnification provisions in the charter and bylaws of the Registrant, all the directors and officers of the Registrant hold the same position with Citizens Community Federal and have indemnification under OTS Regulations as described below.

Generally, federal regulations define areas for indemnity coverage for federal savings associations as follows:

(a)	Any person against whom any action is brought or threatened because that person is or was a director or officer of the savings bank shall be indemnified by the savings bank for:
	(i)	Any amount for which that person becomes liable under a judgment in such action; and
(ii)	Reasonable costs and expenses, including reasonable attorneys' fees, actually paid or incurred by that person in defending or settling such action, or in enforcing his or her rights under this section if he or she attains a favorable judgment in such enforcement action.

(b)	Indemnification shall be made to such person under paragraph (b) of this Section only if:
	(i)	Final judgment on the merits is in his or her favor; or
	(ii)	In case of:
		a.	Settlement,
		b.	Final judgment against him or her, or
c.	Final judgment in his or her favor, other than on the merits, if a majority of the disinterested directors of the savings bank determine that he or she was acting in good faith within the scope of his or her employment or authority as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of the savings bank or its members. However, no indemnification shall be made unless the savings bank gives the Office at least 60 days notice of its intention to make such indemnification. Such notice shall state the facts on which the action arose, the terms of any settlement, and any disposition of the action by a court. Such notice, a copy thereof, and a certified copy of the resolution containing the required determination by the board of directors shall be sent to the Regional Director, who shall promptly acknowledge receipt thereof. The notice period shall run from the date of such receipt. No such indemnification shall be made if the OTS advises the savings bank in writing, within such notice period, of its objection thereto.

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(c)	As used in this paragraph:
	(i)	"Action" means any judicial or administrative proceeding, or threatened proceeding, whether civil, criminal, or otherwise, including any appeal or other proceeding for review;
	(ii)	"Court" includes, without limitation, any court to which or in which any appeal or any proceeding for review is brought;
	(iii)	"Final Judgment" means a judgment, decree, or order which is not appealable or as to which the period for appeal has expired with no appeal taken;
	(iv)	"Settlement" includes the entry of a judgment by consent or confession or a plea of guilty or of nolo contendere.

Item 25. Other Expenses of Issuance and Distribution

Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares.

Counsel fees and expenses	$150,000
Accounting fees and expenses;	45,000
Appraisal and business plan preparation fees and expenses	32,500
Conversion Agent fees and expenses	20,000
Underwriting fees(1) (including financial advisory fee and expenses)	125,000
Underwriter's counsel fees and expenses	30,000
Printing, postage and mailing	85,000
Registration and Filing Fees	15,200
Blue Sky fees and expenses	35,000
Stock transfer agent and certificates	15,000
Other expenses(1)	8,300
TOTAL	$561,000
______________
(1) Based on maximum of Estimated Valuation Range.

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Item 26. Recent Sales of Unregistered Securities

The Registrant is newly incorporated, solely for the purpose of acting as the holding company of Citizens Community Federal, pursuant to the Plan of Reorganization (filed as Exhibit 2 herein), and no sales of its securities have occurred to date.

Item 27. Exhibits and Financial Statement Schedules

See the Exhibit Index filed as part of this Registration Statement.

Item 28. Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:
(i) Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	Reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)	Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling

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person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and it will be governed by the final adjudication of such issue.

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SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Eau Claire, State of Wisconsin, on December 29, 2003.

CITIZENS COMMUNITY BANCORP

By:	/s/ James G. Cooley James G. Cooley, President and Chief Executive Officer (Duly Authorized Representative)

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James G. Cooley his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ James G. Cooley James G. Cooley President, Chief Executive Officer and Director (Principal Executive Officer)	/s/ Richard M. McHugh Richard M. McHugh Chairman of the Board
Date: December 29, 2003	Date: December 29, 2003

/s/ Thomas C. Kempen Thomas C. Kempen Vice Chairman of the Board	/s/ Brian R. Schilling Brian R. Schilling Director
Date: December 29, 2003	Date: December 29, 2003

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/s/ Adonis E. Talmage Adonis E. Talmage Director	/s/ David B. Westrate David B. Westrate Director
Date: December 29, 2003	Date: December 29, 2003

/s/ James R. Murray James R. Murray Director	/s/ John D. Zettler John D. Zettler Executive Vice President (Principal Financial and Accounting Officer)
Date: December 29, 2003	Date: December 29, 2003

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EXHIBIT -

Exhibits:

1.1	Engagement Letter with Keefe, Bruyette & Woods, Inc.
1.2	Form of Agency Agreement with Keefe, Bruyette & Woods, Inc.
2.0	Plan of Reorganization and Stock Issuance Plan
3.1	Federal Stock Charter for Citizens Community Bancorp
3.2	Bylaws of Citizens Community Bancorp
4.0	Form of Stock Certificate of Citizens Community Bancorp
5.0	Opinion of Silver, Freedman & Taff L.L.P. re: Legality of Securities Being Registered
8.1	Opinion of Silver, Freedman & Taff L.L.P. re: Federal Tax Matters*
8.2	Opinion of Wipfli LLP re: State Tax Matters*
8.3	Letter of RP Financial, LC. re: Subscription Rights
10.1	Form of Employment Agreement with:
	a.	James G. Cooley
	b.	Johnny W. Thompson
	c.	John D. Zettler
	d.	Timothy J. Cruciani
	e.	Rebecca Johnson
10.2	Directors and Executive Officers Supplemental Executive Retirement Plan
10.4	Employee Stock Ownership Plan
10.5	Letter Agreement regarding Appraisal Services
10.6	Letter Agreement regarding Business Plan
21.0	Subsidiaries of the Registrant
23.1	Consent of Silver, Freedman & Taff L.L.P. re: Legality (included in Exhibit 5.0)
23.2	Consent of Wipfli LLP
23.3	Consent of RP Financial, LC.
23.4	Consent of Wipfli LLP re: State Tax Matters (included in Exhibit 8.2)
24.0	Power of Attorney, included in signature pages
99.1	Appraisal Report of RP Financial, LC. * (P)
99.2	Subscription Order Form and Instructions
99.3	Additional Solicitation Material

_____________________________
* To be filed by amendment
(P) Filed in paper format pursuant to continuing hardship exemption.

End.